Exhibit (d)

This description of FMS-WM and the Federal Republic is dated February 25, 2013 and appears as Exhibit (d) to the Annual Report on Form 18-K of FMS-WM for the fiscal year ended December 31, 2011

TABLE OF CONTENTS

Presentation of Financial And Other Information	3
Exchange Rate Information	3
Recent Developments	5
FMS-WM	5
FMS-WM’s Results for the Six Months Ended June 30, 2012	5
Outsourced Portfolio Administration	5
Other Recent Developments	6
Treasury	6
The Federal Republic of Germany	6
Overview of Key Economic Indicators	6
Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure	9
Other Recent Developments	9
FMS Wertmanagement	12
Overview	12
Creation and Legal Status	12
Relationship with the Federal Republic of Germany	13
Relationship with SoFFin	14
Relationship with FMSA	14
Business and Operations	15
Introduction	15
The Portfolio	15
Treasury, Capital Markets Funding	22
Capitalization And Indebtedness	23
Economic Conditions And Market Developments	23
Economic Developments in Key Regions	23
Real Estate Markets	23
Infrastructure Markets	24
Financial Institutions and Covered Bonds	24
Public Sector	25
ABS Markets	25
Financial Report – Net Assets, Financial Position and Results of Operations	25
Net Assets	26
Financial Position	28
Results of Operations	29
Overall Appraisal	31
Risk Report	31
Basics of Risk Management	31
Organizational Structure of Risk Management	33
Principles of Risk Management	34
Counterparty Default Risks	34
Watchlist and Problem Assets	40
Market Risks	41
Liquidity Risks	43
Operational Risks	46
Other Risks	48
Assessment of the Overall Exposure and Outlook	49
Internal Control / Risk Management System Relevant to the Financial Reporting Process (ICS/RMS)	50
Management and Employees	52
Supervisory Board	52
Executive Board	52
Management Board	53
Independent Auditors	54

Financial Statements and Report of the Independent Auditors	55
Audited Financial Statements for the year ended December 31, 2011	55
Report of the Independent Auditor for the year ended December 31, 2011	81
Audited Financial Statements for the year ended December 31, 2010	82
Report of the Independent Auditor for the year ended December 31, 2010	103
The Federal Republic Of Germany	G-1
General	G-1
Area, Location and Population	G-1
Government	G-2
Political Parties	G-2
International Organizations	G-3
The European Union and European Integration	G-3
Statistical Disclosure Standards of the International Monetary Fund	G-10
The Economy	G-11
Overview	G-11
Key Economic Figures	G-11
Economic Policy	G-13
Sectors of the Economy	G-16
Employment and Labor	G-17
Social Security Legislation and Social Policy	G-19
International Economic Relations	G-20
Monetary And Financial System	G-25
The European System of Central Banks and the Eurosystem	G-25
Monetary Policy Instruments of the ESCB	G-25
Monetary Policy Strategy and Prices	G-25
Official Foreign Exchange Reserves	G-26
External Positions of Banks	G-27
Foreign Exchange Rates and Controls	G-27
Financial System	G-27
Securities Market	G-29
Policy Responses to the Global Economic and Financial Crisis	G-29
Public Finance	G-33
Receipts and Expenditures	G-33
Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure	G-34
Tax Structure	G-36
Government Participations	G-38
Direct Debt of the Federal Government	G-39
Tables And Supplementary Information	G-39
I. Direct Debt of The Federal Government	G-39
II. Guarantees by the Federal Government	G-43
III. Liabilities To International Financial Organizations	G-44

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF FMS-WM. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany – General – The European Union and European Integration” for a discussion of the introduction of the euro.

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The term “FMS-WM” refers to FMS Wertmanagement.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as reported by the Federal Reserve Bank of New York. On January 1, 2009, the Federal Reserve Bank of New York discontinued daily publication of noon buying rates. As of this date, noon buying rates are as published on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)	High	Low
2007	1.4603	1.3807	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2012 through February 2013 (through February 15, 2013), as reported by the Federal Reserve Bank of New York.

2012	High	Low
August	1.2583	1.2149
September	1.3142	1.2566
October	1.3133	1.2876
November	1.3010	1.2715
December	1.3260	1.2930

2013
January	1.3584	1.3047
February (through February 15, 2013)	1.3692	1.3334

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

FMS-WM

FMS-WM’s Results for the Six Months Ended June 30, 2012

FMS-WM is not required to publish interim financial statements in conformity with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”) and the supplementary provisions of its charter pursuant to the provisions of the German Commercial Code (Handelsgesetzbuch, “HGB”) for large corporations, the supplementary provisions of the HGB for credit institutions and financial services institutions as well as the requirements of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, “RechKredV”) (collectively, “German GAAP”). Nevertheless, FMS-WM does prepare selected interim financial information in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2012.

In the six months ended June 30, 2012, FMS-WM further reduced the nominal value of its portfolio from EUR 160.7 billion as of December 31, 2011 to EUR 151.4 billion as of June 30, 2012. The portfolio reduction of EUR 10.9 billion in the six months ended June 30, 2012 was partially offset by countervailing currency effects of EUR 1.6 billion.

FMS-WM’s loss from ordinary activities improved from a loss of EUR 690 million in the six months ended June 30, 2011 to a loss of EUR 50 million in the six months ended June 30, 2012, primarily due to lower write-downs. In addition, net interest income increased from EUR 157 million in the six months ended June 30, 2011 to EUR 382 million in the six months ended June 30, 2012 due to improvements in FMS-WM’s refinancing structure and refinancing cost. Net commission income increased slightly from EUR 24 million in the six months ended June 30, 2011 to EUR 25 million in the six months ended June 30, 2012.

General and administrative expenses increased from EUR 165 million in the six months ended June 30, 2011 to EUR 183 million in the six months ended June 30, 2012. Additions to risk provisions for the lending business and net loss from investments in the securities business accounted for total charges of EUR 280 million in the six months ended June 30, 2012 (six months ended June 30, 2011: total charges of EUR 788 million).

FMS-WM’s total assets decreased by 13.6% from EUR 341.8 billion as of December 31, 2011 to EUR 295.3 billion as of June 30, 2012. The main reason for this decrease was a reduction in own issues repurchased from EUR 129.2 billion as of December 31, 2011 to EUR 94.0 billion as of June 30, 2012.

The volume of funding raised in the capital markets for the six months ended June 30, 2012 was EUR 19.7 billion. In July 2012, FMS-WM exceeded its total targeted capital markets funding volume for 2012 of EUR 25 billion.

Outsourced Portfolio Administration

The cooperation agreement with PBB has been terminated with effect as of September 30, 2013.

On November 2, 2012, FMS-WM entered into a framework agreement with IBM Deutschland GmbH, which will take over the provision of comprehensive information technology services no later than October 1, 2013. With respect to operations services, FMS-WM decided to halt the public tender process, following its decision to transfer these services to the separate service entity as described below.

FMS-WM announced on November 6, 2012, that the service entity, which FMS-WM established in April 2012, will be tasked with portfolio services and operations services including collateral management, settlement functions and credit operations, is ongoing. Medium-term plans call for the complete outsourcing of all servicing functions, including the separation of FMS-WM from the service entity.

With respect to reporting functions, FMS-WM currently expects that a third party provider will be mandated in the near future.

For more information on the outsourced portfolio administration, see “FMS Wertmanagement – Business and Operations – The Portfolio – Outsourced Portfolio Administration.”

Other Recent Developments

As described under “FMS Wertmanagement – Business and Operations – The Portfolio,” FMS-WM is currently working on the physical and legal transfer of risk positions that were only transferred synthetically from the HRE Group to FMS-WM in 2010. In this context, FMS-WM contemplates opening a branch office in Italy.

Treasury

In 2012, FMS-WM successfully placed about EUR 35 billion in issues with maturities of at least one year. Based on the funding volume realized in 2012, which exceeded FMS-WM’s plans, and payments made by the SoFFin to FMS-WM of a total of EUR 5 billion in December 2012 and January 2013, which reduced the claim to loss compensation in FMS-WM’s balance sheet, FMS-WM expects to raise about EUR 14 billion in the capital markets in 2013.

The Federal Republic of Germany

Overview of Key Economic Indicators

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0
3rd quarter 2012	0.2	0.9
4th quarter 2012	-06	0.4

The German gross domestic product decreased by 0.6% after price, seasonal and calendar adjustment in the fourth quarter of 2012 compared with the third quarter of 2012.

In a quarter-on-quarter comparison (adjusted for price, seasonal and calendar variations), signals from the domestic territory were rather mixed according to provisional calculations by the German Federal Statistical Office: household and government final consumption expenditure went up slightly. In contrast, gross fixed capital formation in construction decreased a bit and gross fixed capital formation in machinery and equipment was down markedly on the third quarter of 2012. The decline of the gross domestic product at the end of 2012 was mainly due to the comparably weak German foreign trade: in the final quarter of 2012, exports of goods went down more significantly than imports of goods.

In a year-on-year comparison, GDP in the fourth quarter of 2012 increased by 0.4% in calendar adjusted terms compared to the fourth quarter of 2011. Economic growth has thus slowed down since the beginning of 2012.

Source: Statistisches Bundesamt, Gross domestic product down by 0.6% in the 4th quarter of 2012, press release of February 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_057_811.html).

The German economy continued to grow on an annual average in 2012. According to preliminary calculations of the German Federal Statistical Office, price-adjusted GDP increased by 0.7% compared to 2011. In price- and calendar-adjusted terms, GDP increased by 0.9%. The higher GDP growth rate in price- and calendar-adjusted terms was due to the lower number of working days in 2012 than in 2011. In 2010 and 2011, price-adjusted GDP growth had been much higher (4.2% in 2010 and 3.0% in 2011), which was due to an economic rebound following the worldwide economic crisis of 2009. In particular in the second half of 2012, economic activity in Germany slowed down considerably.

In 2012, in price-adjusted terms, German exports of goods and services increased by 4.1% compared to 2011, while imports increased by 2.3%. The balance of exports and imports contributed 1.1 percentage points to GDP growth in 2012.

The components of domestic demand developed in different directions in 2012. Final consumption expenditure of households and of government increased by 0.8% and 1.0% respectively, whereas capital formation did not contribute positively to GDP growth for the first time since the economic crisis of 2009. Instead, it decreased in part significantly. Gross fixed capital formation in construction decreased by 1.1% and gross fixed capital formation in machinery and equipment decreased by 4.4%.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7
July 2012	0.4	1.7
August 2012	0.4	2.1
September 2012	0.0	2.0
October 2012	0.0	2.0
November 2012	-0.1	1.9
December 2012	0.9	2.1

Consumer prices in Germany increased by 2.0% on an annual average in 2012 compared with 2011. The year-on-year rate of price increase thus was lower than in 2011, when it stood at 2.3%. Both in 2010 and 2009, the annual price increase had been below two percent, with 1.1% in 2010 and 0.4% in 2009. The year-on-year rate of price increase in 2012 was largely influenced by the above-average price increases recorded for energy products. However, their impact was weaker than in 2011. The price of energy increased by 5.7% in 2012 (of which motor fuels: +5.7%; household energy: +5.6%). Excluding energy prices, the year-on-year rate of price increase was 1.6%. As regards goods in general, prices increased by 2.9% in 2012 compared to 2011. Prices of services in general showed a below-average increase in 2012 (+1.1%).

Consumer prices in Germany were 2.1% higher in December 2012 than in December 2011. The inflation rate thus increased slightly compared to the year-over-year inflation rate of 1.9% in November 2012.

In a year-on-year comparison, food and energy were the main drivers of the increase in prices. Towards the end of the year, consumers had to pay more for food (+4.8%). This was the strongest increase in food prices since September 2008 (+6.4%). The upward trend in energy prices continued to slow down in December 2012. The price of energy increased by 3.5% (of which household energy: +3.6%; motor fuels: +3.2%) compared to December 2011. Excluding energy prices, consumer prices increased by 1.9% in December 2012 compared to December 2011.

Compared to November 2012, the consumer price index increased by 0.9%, in particular due to seasonal increases in package holidays and accommodation services.

Source: Statistisches Bundesamt, Consumer prices in 2012: +2.0% on 2011, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_018_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
December 2011	5.5	5.6
January 2012	6.4	5.6
February 2012	5.9	5.6
March 2012	5.5	5.6
April 2012	5.3	5.5
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.7	5.5
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.3
December 2012	5.3	5.3

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 291,000 persons, or 0.7%, from December 2011 to December 2012. Compared to November 2012, the number of employed persons in December 2012 increased by approximately 22,000, or 0.1%, after adjustment for seasonal fluctuations.

In December 2012, the number of unemployed persons decreased by approximately 77,000, or 3.4%, compared to December 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2012 decreased by 22,000, or 0.9%, compared to November 2012.

Sources: Statistisches Bundesamt, 41.8 million persons in employment in December 2012, press release of January 13, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_039_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion)(1)

Item	January to December 2012	January to December 2011
Foreign trade	188.1	158.7
Services	–6.7	–7.6
Factor income (net)	51.8	48.4
Current transfers	–37.1	–33.5
Supplementary trade items	–29.2	–18.9

Current account	166.9	147.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt: German exports in 2012: +3.4% on 2011, press release of February 8, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_050_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional calculations of the German Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 2.2 billion at the end of 2012. Compared with 2011, the Federal Government considerably reduced its deficit again, whereas the municipalities and especially the social security funds collectively achieved a large surplus, as they did in 2011. When measured as a percentage of the GDP at current prices, this is a 0.1% surplus ratio of general government. For the first time since 2007, general government showed a virtually balanced budget in 2012.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

Other Recent Developments

In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. On July 20, 2012, ministers of the Euro Area Member States unanimously agreed to grant such financial assistance, concurring with the assessment of the European Commission, in liaison with the European Central Bank, the European Banking Authority and the International Monetary Fund (“IMF”), that providing a loan to Spain for the purpose of the recapitalization of Spanish financial institutions is warranted to safeguard financial stability in the euro area as a whole. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring (F.R.O.B.), acting as agent of the Spanish government, will receive the funds and direct them to the financial institutions concerned. The Spanish government will retain the full responsibility of the financial assistance. The financial assistance will be accompanied by policy conditionality, to be enshrined in a memorandum of understanding, focusing on the financial sector. This conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets, as well as the governance, regulation and supervision of the banking sector. The financial assistance will be provided by the European Stability Mechanism (“ESM”). It will cover financing needs of up to EUR 100 billion. The loans to be used for bank recapitalizations will have an average maturity of up to 12.5 years, with any individual disbursement having a maximum maturity of up to 15 years. On December 3, 2012, the Spanish government formally requested the disbursement of close to €39.5 billion of funds for the recapitalization of Spain’s banking sector. The funds were transferred to the bank recapitalization fund of the Spanish government on December 11, 2012.

Also in June 2012, Cyprus requested financial assistance from the Euro Area Member States and the IMF in view of the challenges that Cyprus is facing, in particular due to distress in the banking sector and macroeconomic imbalances. Negotiations for an assistance program for Cyprus are currently ongoing.

Sources: Statement by the Eurogroup, press release of July 20, 2012

(http://eurozone.europa.eu/media/776104/eg_statement_spain_20_july.pdf); European Stability Mechanism ESM, FAQ – Financial Assistance for Spain, December 7, 2012(http://www.esm.europa.eu/pdf/FAQ%20spain%2007120212.pdf); European Commission, Financial assistance for the recapitalisation of financial institutions in Spain, last updated February 4, 2013

(http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); Statement by the Eurogroup, press release of June 27, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/131308.pdf).

In June 2012, the Heads of State and Government agreed on a compact for growth and jobs. At the EU level, among other measures, EUR 120 billion are being mobilized for fast-acting growth measures, including by increasing the European Investment Bank’s paid-in capital by EUR 10 billion, with the aim of strengthening its capital basis as well as increasing its overall lending capacity by EUR 60 billion.

Source: European Council 28/29 June 2012, Conclusions, June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131388.pdf).

On June 29, 2012, the German Bundestag and Bundesrat enacted laws approving the fiscal compact and the ESM. Several complaints were filed with the German Federal Constitutional Court against these laws with a view to preventing the president of the Federal Republic from signing the laws, which is a pre-condition for their entry into force. In September 2012, the German Federal Constitutional Court approved the ratification of the ESM treaty and the fiscal compact. The approval by the Federal Constitutional Court is subject to a legally binding clarification under international law to the effect that the maximum liability of the Federal Republic in the amount of EUR 190 million may only be increased if the representative of the Federal Republic in the relevant bodies of the ESM approves such an increase. In late September 2012, the parties to the ESM issued a statement conforming compliance with the condition imposed by the German Federal Constitutional Court. Accordingly, the president of the Federal Republic signed the laws approving the fiscal compact and the ESM. The ESM was launched on October 8, 2012.

Sources: Bundesregierung, Zustimmung zu Fiskalvertrag und ESM, statement of June 29, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2012/06/2012-06-29-ratifizierung-esm-fiskalvertrag.html?nn=454930); Bundesregierung, Bundesregierung tritt für Fiskalpakt ein, statement of July 4, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/07/2012-07-04-kabinett-bverfg.html?nn=454930); Bundesverfassungsgericht, Urteilsverkündung in Sachen “ESM/Fiskalpakt – Anträge auf Erlass einer einstweiligen Anordnung,” press release of July 16, 2012 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg12-055); Bundesministerium der Finanzen, Fragen und Antworten zum Europäischen Stabilitätsmechanismus (ESM)

(http://www.bundesfinanzministerium.de/Content/DE/FAQ/2012-08-16-esm-faq.html); Bundesregierung, Euro-Rettungsschirm ESM gestartet, statement of October 9, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2012/09/2012-09-12--bundesverfassungsgericht-zu-esm-und-fiskalvertrag.html); European Stability Mechanism, European Stability Mechanism (ESM) is inaugurated, press release of October 8, 2012 (http://www.esm.europa.eu/press/releases/20121008_esm-is-inaugurated.htm).

On September 6, 2012, the president of the European Central Bank (“ECB”) stated that the ECB decided on the modalities for undertaking Outright Monetary Transactions (“OMTs”) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets.

Source: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html).

In October 2012, the German Government introduced a draftlaw, the third Financial Market Stabilization Act, that would allow the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”) to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions has been implemented by the member states. According to the draft law, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to SoFFin and the group of institutions required to pay the bank levy will be harmonized. The law entered into force on January 1, 2013.

Source: Bundesregierung, Extension of protection against systemic banking crises, statement of October 17, 2012 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/

2012-10-23-extension-of-protection-against-systemic-banking-crises.html).

In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. Accordingly, the EFSF has been authorized to release the next installment totaling EUR 49.1 billion to Greece. The disbursement will be made in several tranches. EUR 34.3 billion will be paid out to Greece in December 2012. The remaining amount will be disbursed in four tranches in the first quarter of 2013 to cover bank recapitalization and resolution and budgetary financing.

Source: Eurogroup Statement on Greece, December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134269.pdf).

In December 2012, the Council of the European Union agreed on its position concerning the establishment of a single supervisory mechanism (“SSM”) for the oversight of credit institutions. This agreement in the Council of the European Union enables the presidency to negotiate with the European Parliament with the aim of swiftly adopting the legislation. Once established for banks in the euro area, the ESM could, following a regular decision, have the possibility to recapitalize banks directly. The SSM will be composed of the ECB and national competent supervisory authorities. The ECB will be responsible for the overall functioning of the SSM. Under the current proposals, the ECB will have direct oversight of euro area banks in close cooperation with national supervisory authorities. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by entering into cooperation arrangements. The European Banking Authority would retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM on March 1, 2014, or twelve months after the entry into force of the legislation, whichever is later, subject to operational arrangements.

Source: Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf).

On January 1, 2013, the “Treaty on Stability, Coordination and Governance in the Economic and Monetary Union”, also known as the “fiscal compact”, entered into force. As described in more detail in our Annual Report on Form 18-K under “The Federal Republic of Germany – General – The European Union and European Integration – EU Economic Governance – Treaty on Stability, Coordination and Governance in the EMU,” the fiscal compact requires its signatories to follow a balanced budget rule and to enshrine this rule in national legal systems, preferably at constitutional level. The rules have to be transposed into national law by January 1, 2014.

Source: European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013 (http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en).

FMS WERTMANAGEMENT

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic with partial legal capacity pursuant to Section 8a para 1 of the FMStFG. Partial legal capacity, under German administrative law, means that FMS-WM does not have the right to bring an administrative proceeding against the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”) under its charter. FMS-WM has, however, full power and legal capacity to contract with third parties and sue and be sued in court. FMS-WM is fully owned by the SoFFin, which is a special pool of assets (Sondervermögen) of the Federal Republic. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this financial institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and winding up its portfolio according to a strategic management framework known as the winding-up plan (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings. As of December 31, 2011, FMS-WM had liquidated approximately EUR 19.6 billion of its initial portfolio of EUR 175.7 billion.

FMS-WM’s portfolio is currently serviced by the HRE Group, pursuant to a cooperation agreement between FMS-WM and PBB, the core financial institution of the HRE Group. According to existing EU requirements, the cooperation agreement with Deutsche Pfandbriefbank AG (“PBB”) must be terminated by September 30, 2013 at the latest. FMS-WM has launched a project to make alternative arrangements for its portfolio servicing.

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. As of December 31, 2011, FMS-WM had subscribed capital of EUR 200,000, the total amount of which had been paid in.

FMS-WM’s obligations are effectively backed by the full faith and credit of the Federal Republic because SoFFin is obligated under FMS-WM’s charter to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at any time when due and in full. According to Section 5 of the FMStFG, the Federal Republic, in turn, is directly liable for all of SoFFin’s obligations.

FMS-WM is governed by two corporate bodies: the Supervisory Board (Verwaltungsrat) and the Executive Board (Vorstand). The six-member Supervisory Board is appointed by SoFFin and is responsible for the composition and oversight of the Executive Board as well as for major strategic decisions of FMS-WM. The Executive Board has a minimum of two members and is appointed by the Supervisory Board. It is responsible for representing FMS-WM externally and for managing its business. In addition, a General Manager (Generalbevollmächtigter) was appointed by the Executive Board, who functions as Chief Operating Officer. The Executive Board members, along with the General Manager, form the Management Board (Geschäftsleitung), which is responsible for the operational management of FMS-WM.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstraße 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0. As of the date of this prospectus, FMS-WM does maintain, and does not intend to open, any branches.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the recent global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of

SoFFin and established the FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants the FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

As of 2007, the HRE Group was one of the largest commercial property lenders and providers of public finance in Germany. Most of the commercial property loans were refinanced by the issuance of covered bonds, making the HRE Group the leading German issuer of covered bonds. In the course of the liquidity crisis in September 2008, the HRE Group encountered financial difficulties primarily caused by the heavy debt burden held by one of its subsidiaries, Depfa Bank plc (“Depfa”). Depfa had borrowed short-term money to fund higher interest bearing long-term positions in public sector finance on a large scale. When the interbank lending market collapsed in September 2008, Depfa faced substantial refinancing problems. Within a short period of time, the entire HRE Group faced solvency issues as well. Due to the HRE Group’s importance for the German financial system, the Federal Republic initiated various support measures, which led to the SoFFin becoming the sole owner of Hypo Real Estate Holding AG (“HRE”) in October 2009. The government support measures also included the extension of liquidity guarantees by SoFFin and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is fully-owned by the SoFFin and is subject to the supervision and control of the FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of winding up the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a financial service provider within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, “VAG”) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the ownership and supervision of FMS-WM.

Relationship with SoFFin

FMS-WM is fully-owned by SoFFin, which is administered by FMSA. SoFFin is a special pool of assets (Sondervermögen) of the Federal Republic, established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG.

SoFFin’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, SoFFin has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by SoFFin in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Specifically, the authorization permits the German Federal Ministry of Finance to incur debt up to an amount of EUR 40 billion. Subject to the approval of the parliamentary control panel for financial market stabilization which is comprised of nine members of the budget committee of the German Bundestag, this amount can be increased by up to another EUR 30 billion and, subject to the approval of the budget committee of the German Bundestag, by up to another EUR 10 billion. Any financing required by SoFFin is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for SoFFin it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by SoFFin could initially be made only until the end of 2010. As a consequence of developments in the euro area in late 2011, the German Federal Government in December 2011 re-opened SoFFin for new applications until the end of 2012.

Under FMS-WM’s charter, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. Creditors do not have direct recourse against SoFFin or the Federal Republic. SoFFin’s loss compensation and liquidity support obligations, however, enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations are backed by the full faith and credit of the Federal Republic.

For the year ended December 31, 2011, SoFFin recorded a loss of EUR 13.1 billion, which was mainly driven by expenses of EUR 11.4 billion recorded in connection with the accrual of provisions for loss compensation obligations of SoFFin vis-à-vis FMS-WM. As of June 30, 2012, the total outstanding stabilization measures provided by SoFFin amounted to EUR 30.8 billion, of which EUR 11.0 billion related to liquidity guarantees and EUR 19.8 billion related to equity capital.

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through the FMSA. The FMSA was established to manage SoFFin and to implement and monitor the stabilization measures extended by SoFFin. The FMSA has the power to create wind-up institutions under Section 8a of FMStFG. FMSA is supervised by the German Federal Ministry of Finance (Bundesfinanzministerium), which ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG.

The FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and the FMSA may dismiss a member of the Executive Board for good cause.

The FMSA is responsible for the legal supervision of FMS-WM. In particular, the FMSA has to approve and supervise FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. The FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that the FMSA has a solid basis for exercising its control and instruction rights.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if SoFFin has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to SoFFin.

Business and Operations

Introduction

FMS-WM is tasked with unwinding the portfolio of risk positions and non-strategic assets/businesses that it assumed on October 1, 2010 from the HRE Group in ways that maximize its value. As described in more detail under “– Outsourced Portfolio Administration,” the HRE Group functions as the external service provider that is in charge of administering the portfolio assumed by FMS-WM.

FMS-WM’s activities are characterized by the following strategic goals:

•

Winding-up of the risk assets aimed at maximizing their value: FMS-WM aims to unwind the risk assets in a manner that maximizes their value subject to defined wind-up and risk strategies that are adjusted on a continuous basis. The winding-up plan – which is the key strategic management tool of FMS-WM – serves as the basis for the implementation of its portfolio liquidation operations. Depending on the market situation and the asset category, the winding-up plan provides for the following strategies in connection with liquidating the portfolio assumed by FMS-WM:

•	Holding assets, which includes active management of loans and securities with a view to repaying outstanding amounts (e.g., where the risk/return profile is acceptable).

•	Selling assets to the extent it makes economic sense (e.g., to reduce positions with a higher risk profile and when market opportunities arise).

•

Restructuring, including workout, wind-up and reorganization measures, relating to both performing and non-performing financial instruments, particularly in the Infrastructure and Real Estate segments, with a view to maximizing the value of the liquidation measure related to the financial instrument (including by reducing risk).

•

Cost-effective servicing and management of the risk assets: The wind-up of the risk assets is carried out in part by FMS-WM itself and in part by the HRE Group as portfolio servicer. FMS-WM, however, remains solely responsible for the winding-up aimed at maximizing value and the cost-effective servicing and management of the portfolio.

•

Cost-effective funding and separate market access for FMS-WM: FMS-WM seeks to ensure cost-effective funding for the purpose of carrying out its mandate. Given its backing by the full faith and credit of the Federal Republic, FMS-WM is able to realize funding cost advantages that are not available to the HRE Group.

In order to achieve its mandate of winding up the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the KWG, nor a financial service provider within the meaning of the WpHG, nor an insurance company within the meaning of the VAG. FMS-WM is also prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC).

The Portfolio

FMS-WM assumed a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) from the HRE Group on October 1, 2010. As of December 31, 2011, FMS-WM had liquidated approximately EUR 19.6 billion of its initial portfolio of EUR 175.7 billion. As of the same date, FMS-WM’s portfolio encompassed more than 5,000 individual exposures with about 2,500 different counterparties and more than 6,000 derivatives. The individual exposures are located in 65 countries and denominated in 17 currencies. Geographically, the greatest concentrations are in the United States, Italy, the United Kingdom, Germany and Spain. About half of the exposures in the portfolio are denominated in euro, nearly a quarter in U.S. dollars, approximately 12% in GBP and approximately 7% in JPY. The portfolio is highly complex and diverse and consists of a particularly high proportion of illiquid exposures with extremely long maturities. Approximately 40% of the assets will not mature until 2030 or later. To the extent that a legal transfer of risk assets could not be effected as of October 1, 2010 (for example, due to outstanding consent requirements), economic ownership of such risk positions was transferred synthetically to FMS-WM (for example, through subparticipations or guarantees). FMS-WM is currently working on the physical and legal transfer of these risk positions that to date have only been transferred synthetically from the HRE Group to FMS-WM.

For purposes of risk management and the wind-up reports that FMS-WM submits to FMSA on a monthly basis in accordance with the winding-up plan, FMS-WM has classified the portfolio into five segments – Commercial Real Estate, Workout, Infrastructure, Public Sector and Structured Products. The segments in turn are broken down into 38 wind-up clusters. The assets of all five segments include syndicated loans.

Outsourced Portfolio Administration

In accordance with FMS-WM’s charter and in order to maintain its organization as streamlined as possible, the HRE Group serves as an outside administrator of the portfolio transferred to FMS-WM. The work outsourced to the HRE Group pursuant to a cooperation agreement between FMS-WM and the HRE Group comprises many of the administrative activities associated with the portfolio assumed. The scope of the outsourcing is described in service level agreements between FMS-WM and the HRE Group. Among other things, the HRE Group prepares FMS-WM’s annual financial statements, carries out all settlement and clearing processes and delivers both data and documentation that serve as the basis for making decisions relevant to the portfolio. FMS-WM has the sole decision-making power and responsibility for the assets under management. As of December 31, 2011, approximately 500 to 600 employees of the HRE Group were working for FMS-WM in connection with portfolio servicing at a cost of about EUR 22 million per month.

The cooperation agreement provides extensive information and inspection rights, designed to enable FMS-WM to monitor and control the HRE Group’s administration of the risk assets. It may be terminated at the earliest effective September 30, 2013 by giving prior notice of twelve months. As the transfer of risk positions and non-strategic assets/businesses from the HRE Group to FMS-WM could be viewed as state aid, the transfer had to be approved by the European Commission. In this context, the Federal Republic committed to ensure that, after September 30, 2013, the HRE Group will provide neither asset management services nor refinancing services for FMS-WM and that, from an organizational point of view, those services can be assumed by third parties. Pursuant to this commitment, the cooperation agreement with PBB must be terminated by September 30, 2013.

FMS-WM currently expects that such replacement will be achieved through a combination of outsourcing commoditized services (such as information technology, regulatory reporting) to one or more third parties and separating those employees from the HRE Group who are tasked with portfolio servicing for FMS-WM. Such employees will be transferred to a separate service entity, which FMS-WM established in April 2012.

FMS-WM’s Segments

As described above, FMS-WM’s portfolio is grouped into five segments – Commercial Real Estate, Workout, Infrastructure, Public Sector and Structured Products. The Commercial Real Estate and Workout segments are managed together and therefore described together in the following.

Structured Products

As of December 31, 2011, the Structured Products segment comprised assets with a nominal value of EUR 42.2 billion, which accounted for about 26% of FMS-WM’s overall portfolio. The Structured Products segment includes practically all types of structured credit instruments from asset-backed securities, commercial and residential mortgage-backed securities or collateralized debt obligations to exotic interest, inflation and credit derivatives. The following chart reflects the proportion of the various asset classes in the segment.

Many of the underlying assets of these structured products originated in the United States. Reports of rising defaults on US student loans, credit insurers that are in trouble or an increasing number of insolvencies among US municipalities as well as the ongoing weakness of the US real estate market may affect the value of these financial instruments and thus the assets of FMS-WM.

The Structured Products segment made only a very small contribution to the unwinding of the portfolio in 2011 as forced sales of the exposures would have been possible only at substantial discounts, due to, among other reasons, changed market conditions, sharp cuts in external ratings and the poor quality of the assets that serve as collateral for these securities.

A hold strategy is often the only option for preventing losses on sales because most structured products are highly illiquid securities, i.e., they are rarely traded in the market. In some cases it is possible to boost the value of a few assets by restructuring the transactions. Customer derivatives that were entered into with municipalities and cities in Europe and America present a particular challenge in this respect. Many of these derivatives must be restructured to maintain their value and minimize losses. In addition, any increase in non-performing exposures could trigger considerable workout efforts.

Infrastructure

As of December 31, 2011, the Infrastructure segment held 659 exposures with an aggregate nominal value of EUR 17.1 billion (roughly 11% of FMS-WM’s total portfolio), including corporate loans (approximately 40%), project financing (approximately 40%), acquisition funding (approximately 16%) and a smaller portion of asset-based loans. These exposures are spread across all five continents and encompass loans (approximately 60%) and securities (approximately 40%) which were used to finance seaports, airports, schools, hospitals and projects in the energy, transportation, water and waste removal as well as telecommunications sectors. Most of the loans in this segment have long maturities and were closed at low margins because many borrowers were either government or government-sponsored entities or are structures to which the public sector is a party in some other way, for instance as the entity that procures products and services.

The portfolio held by this segment was reduced by 73 exposures in 2011, corresponding to a reduction of about EUR 1 billion, or roughly 5.5%. It is very difficult to sell individual exposures or entire sub-portfolios because the initial assumptions that were made in many of these projects with respect to the degree of utilization or occupancy have in the meantime turned out to be too optimistic. Accordingly, FMS-WM has been focusing on restructuring individual transactions with the aim of improving the outlook for future sales. Envisioned restructuring measures may include injections of fresh equity capital by the debtors and / or the sponsors, the conversion of borrowings into equity capital or margin improvements and the reduction of contract maturities. Similarly, FMS-WM may try to negotiate an increase in procurement prices or usage fees with operators or municipalities in order to improve the profitability of such loans and thus the outlook for future sales. Other options include cash sweep mechanisms where the borrowers reduce dividend payouts in order to achieve early partial redemption.

Public Sector

As of December 31, 2011, the Public Sector segment held assets with an aggregate nominal value of EUR 80.9 billion, accounting for approximately 50% of FMS-WM’s total portfolio. The assets held by the Public Sector segment are managed by two separate units: asset & public finance, which is in charge of assets relating to political subdivisions of states and governmental agencies, and sovereign finance, which manages the portfolio of bonds and loans issued directly by states.

As of December 31, 2011, asset & public finance managed a total of 1,245 exposures related to loans and securities with an aggregate outstanding amount of EUR 37.4 billion (approximately 23% of FMS-WM’s total portfolio). Borrowers include regions, cities, public-law institutions and government-sponsored entities, mainly in Europe. Asset & public finance focuses on identifying and measuring portfolio risks and on unwinding the portfolio in ways that maximize its value. Exposures with a recoverable market price that generate a positive return relative to book value may be sold.

Asset & public finance also actively engages in the restructuring of lending structures. Such restructurings often require long and complex negotiations with a diverse range of contracting parties in the public sector in order to avert defaults or to improve the liquidity of the portfolio.

The nervousness and volatility in the markets intensified at the end of 2011 on account of the European sovereign debt crisis and the crisis in Greece and made it more difficult to rapidly unwind the portfolio. The growing indebtedness of states, regions and local authorities along with market players’ increasing risk aversion have had a negative effect on debt servicing, requiring FMS-WM to set up risk provisions in individual cases.

As of December 31, 2011, sovereign finance managed securities and loans with an aggregate nominal value of approximately EUR 43.5 billion (approximately 27% of FMS-WM’s total portfolio). Sovereign finance deals with bonds and loans issued directly by state and federal governments. Highly indebted states of the European Union as well as Japan account for the majority of the portfolio.

The following chart presents the breakdown of the credit portfolio managed by sovereign finance based on internal rating classes that have been mapped to an S&P rating scale.

In 2011, the primary focus was to minimize loss on Greek bonds and loans. In the first quarter of 2012, FMS-WM participated with bonds with an aggregate nominal amount of EUR 8.91 billion in the exchange of the Greek bonds subject to private sector involvement at a rate of more than 90% of the portfolio. FMS-WM succeeded in selling exposures in a nominal value of EUR 654 million prior to the exchange with a present value benefit of more than EUR 65 million compared with the present value that would have been achieved in the exchange offer. Following the exchange, FMS-WM received new Greek bonds with a nominal value of EUR 2.6 billion as well as bonds issued by the EFSF with a nominal value of about EUR 1.4 billion. A total of EUR 8.9 billion in write-downs had to be taken on the Greece portfolio and related derivatives in 2011. For more information on these write-downs, see “– Financial Report – Net Assets, Financial Position and Results of Operations – Results of Operations – Risk Provisions and Net Income from Securities.”

Inflation-indexed government bonds that accounted for about 25% of the sovereign finance portfolio as of December 31, 2011 are another challenging component of the portfolio. In general, these are public sector bonds or loans with very long maturities where the redemption amount is linked to the inflation rate, potentially causing the nominal values of these bonds and loans to rise substantially over time. The nominal redemption amounts are not yet known because they are linked to future inflation rates, which means that this portfolio is exposed to considerable unknown risks. In most cases, such structures are characterized by low current interest payments and complex interest swap transactions, some of which substantially increase the risk of default over time. FMS-WM aims to reduce the risks associated with inflation-indexed government bonds, for example by negotiating with the debt agencies of the individual governments in question.

FMS-WM is working to improve its position in the medium and long term. To that end, FMS-WM negotiates directly with the issuers of the bonds or the counterparties of hedging transactions with the aim of unwinding, simplifying or untangling complex coupon or derivatives structures.

Identifying options for unwinding portfolio positions is another main tasks. With the exception of Japan, only a few active portfolio wind-up successes have been achieved with respect to sovereign finance’s roughly 250 exposures. This was due to the fact that the achievable sales proceeds of nearly all bonds were below the book value such that the exposures could have only been unwound at a loss. The strategy of holding exposures to maturity has turned out to be effective in the case of bonds with shorter maturities. Sovereign finance’s portfolio generated a total of EUR 1.1 billion in redemption payments during 2011.

Commercial Real Estate, Workout

As of December 31, 2011, the Commercial Real Estate segment held assets with an aggregate nominal value of EUR 14.4 billion, accounting for approximately 9% of FMS-WM’s total portfolio, and the Workout segment held assets with an aggregate nominal value of EUR 6.1 billion, accounting for approximately 4% of FMS-WM’s total portfolio.

FMS-WM’s Commercial Real Estate and Workout segments are managed together by FMS-WM’s commercial real estate units. The combined portfolio of the two segments had a volume of about EUR 27.2 billion when it was transferred in October 2010. It was reduced to approximately 1,100 counterparties and a volume of EUR 20.5 billion as of December 31, 2011, corresponding to a net reduction of approximately EUR 6.7 billion.

Mortgage-backed commercial real estate loans account for most of the global portfolio. Among other items, this portfolio encompasses loans for office properties in European metropolitan areas, Asia or the United States; loans for shopping centers, hotels and nursing homes; or residential portfolios in Europe, both in Germany and other European countries. It also includes a number of exotic financing packages such as the financing for a vacation resort requiring renovations or the partial funding of a yacht harbor.

As of December 31, 2011, there was no imminent need to act on many of these loan exposures because interest payments were generally being made, as were some principal payments. The portfolio, however, contains a number of at-risk loans. The complexity of the existing funding structures is one of the major challenges of this portfolio aside from the fact that the commercial real estate market (and its financing structures) was weak in many countries as of the date of this prospectus. Many of the major exposures entail syndicated loans where FMS-WM is acting as a junior lender. In general, the other parties to the consortium are not winding-up institutions and thus have different interests, for instance because they want to continue engaging in new business with the relevant borrower. Some of the loan exposures comprise complex hedges (e.g., interest, currency or inflation-linked swaps), which, in some cases, would have to be unwound before the exposure could be sold.

FMS-WM aims to stabilize exposures in order to enable (i) redemptions at a later date, (ii) the sale of loans or collateral or (iii) their restructuring. Another key element of the wind-up activities is the identification of market opportunities as well as the development and assessment of exit options in order to contribute to the unwinding of the portfolio.

In some cases, FMS-WM carries out foreclosures. In rare cases, so-called rescue acquisitions are made, where FMS-WM takes over the property concerned with the aim of selling it in a timely manner after suitable restructuring measures. In all of these cases, loss minimization is the guiding principle.

Due to the challenging situation in the global real estate markets in particular in the second half of 2011, it was difficult if not impossible to fund exposures in FMS-WM’s portfolio through other lenders; in some cases FMS-WM thus had to grant extensions of the initial loan maturities in order to avert large losses. Given the high discounts that currently apply to the sale of loans, the focus was on hold and restructure strategies as of the date of this prospectus. This focus could change as soon as the market environment improves. Market conditions are, however, expected to remain difficult throughout 2012 and will pose major challenges for borrowers to refinance their debt as it comes due.

Winding-Up the Portfolio

The portfolio assumed by FMS-WM is managed and liquidated in accordance with a winding-up plan (Abwicklungsplan), which describes the wind-up measures FMS-WM intends to take and includes a timeline for liquidation measures relating to the risk positions and non-strategic assets/businesses. The winding-up plan is proposed by FMS-WM’s Executive Board and adopted by the Supervisory Board. In accordance with its charter, FMS-WM submits monthly reports to the FMSA, which include information on the process of recovery and liquidation under the winding-up plan. In its supervisory capacity, the FMSA has the right to request changes to the winding-up plan and approves and supervises FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMS-WM monitors prevailing market conditions on an ongoing basis to determine whether the winding-up plan needs to be adapted.

During the course of 2011, FMS-WM reviewed and amended its winding-up plan. The original winding-up plan that was designed by HRE sought a reduction in the portfolio by approximately 70% prior to 2020. It was based on the assumption that the remaining assets could then be sold at their then current book value. In-depth analysis of the portfolio has, however, shown that a fixed wind-up horizon might lead to unnecessary losses. For this reason, the Management Board of FMS-WM has agreed with both the Supervisory Board and FMSA that the following principle shall apply to the unwinding of the portfolio: “Value maximization has precedence over a fixed wind-up horizon.” It is FMS-WM’s stated goal therefore to achieve the largest possible wind-up volume in ways that maximize value. Based on this goal, FMS-WM may hold assets, sell assets or engage in restructuring, wind-up and reorganization measures.

The winding-up plan has been designed with a view to ensuring that FMS-WM at all times has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions over the entire wind-up period, independently of SoFFin’s duty to provide liquidity to FMS-WM and to offset losses incurred by it. It also provides that, in principle, FMS-WM may not engage in new business with the exception of refinancing and hedging transactions and selected new business that reduces portfolio risks in a cost efficient manner (e.g., prolongations as well as selective restructuring measures).

The process of selling individual assets follows detailed, fixed instructions. For instance, a sale has to be based on offers from several bidders and deviations from this process are only permitted under special circumstances. The sales process aims to ensure verification and documentation that bids reflect market prices.

Since taking over the portfolio from the HRE Group, the portfolio’s nominal value has been reduced from EUR 175.7 billion to EUR 160.7 billion by the end of 2011. This corresponds to a reduction of 8.5%. Of the cumulative reduction in the portfolio by EUR 19.6 billion by December 31, 2011, active sales accounted for EUR 2.4 billion and contractual redemptions and amortizations accounted for the remainder of EUR 17.2 billion. Countervailing currency effects of EUR 4.6 billion partially offset the cumulative portfolio reduction of EUR 19.6 billion.

The following table shows the reconciliation of the nominal value of the portfolio excluding derivatives from the transfer date (October 1, 2010) to total assets as of December 31, 2011 (translated at exchange rates as of December 31, 2011):

As of December 31, 2011
(unaudited)
(€ in billions)
Wind-up portfolio commitment as of October 1, 2010	175.7
– Cumulative portfolio wind-up	–19.6
+ Currency effects	+4.6

Wind-up portfolio commitment as of December 31, 2011	160.7
– Undrawn credit lines and guarantees	–7.0
+ Portfolio of own issues(1)	+129.0
+ Other receivables incl. portions thereof(2)	+59.1

Total assets as of December 31, 2011	341.8

(1)	Nominal value before accrued interest.
(2)	Mainly contains the cash collateral for derivatives, amortized cost of derivatives taken over, liquidity facilities, current credit balances, accrued interest and loss compensation claims against SoFFin.

Based on nominal values broken down by segment, the portfolio was reduced as follows from October 1, 2010 to December 31, 2011 (translated at exchange rates as of December 31, 2011):

	October 1, 2010	Portfolio wind-up	Currency effects	December 31, 2011
	(unaudited)
	(€ in billions)
Structured Products	44.0	–3.4	+1.6	42.2
Infrastructure	18.1	–1.6	+0.6	17.1
Public Sector	86.4	–7.4	+1.9	80.9
Commercial Real Estate	19.9	–5.8	+0.3	14.4
Workout	7.3	–1.4	+0.2	6.1

Total	175.7	–19.6	+4.6	160.7

The following table shows the remaining maturities of the assets broken down by segments as of December 31, 2011:

	2011–2015	2016–2020	2021–2030	2031–2040	After 2040
	(unaudited)
	(€ in billions)
Structured Products	5	6	9	9	13
Infrastructure	3	1	3	3	6
Public Sector	13	21	16	23	8
Commercial Real Estate	13	1	0	0	0
Workout	6	0	0	0	0

Total	39	30	28	36	27

Exposure to Troubled Sovereigns and Concentration Risks

The portfolio of FMS-WM contains several significant concentration risks, including those in sovereign debt exposures. For more information on the breakdown of FMS-WM’s credit portfolio by countries and regions, see “– Risk Report – Counterparty Default Risks – Breakdown of Credit Portfolio by Countries and Regions.”

The example of Greece shows that such concentration risks, which are vulnerable to macroeconomic or systemic risks, can cause significant losses in FMS-WM’s portfolio. Write-downs related to Greece burdened FMS-WM’s results of operations in 2011. The loss from ordinary activities of EUR 10 billion was mainly due to write-downs on the Greece portfolio, which amounted to EUR 8.9 billion in fiscal 2011. For more information on the impact of FMS-WM’s exposure to Greece, see “– Financial Report – Net Assets, Financial Position and Results of Operations – Results of Operations – Risk provisions and Net Income from Securities.”

In addition to Greece, there are major concentrations in the portfolio related to the other “PIIGS” countries (i.e., Portugal, Ireland, Italy, Greece, Spain), particularly in the Public Sector segment.

The following table shows a break-down of FMS-WM’s exposure at default by sector for bonds and loans concerning the PIIGS countries, including information on related microhedges, as of December 31, 2011.

	Bonds & Loans per Sector					Microhedges
Country(1)	Gross sovereign	Other public borrowers	Financial institutions	Non-financial corporations	Total per country	Negative value based on mark-to-market measurement	Positive value based on mark-to-market measurement	Total per country
	(unaudited)
	(€ in millions)
Greece	8,740	—	—	1,682	10,423	(413)	—	(413)
Ireland	—	836	904	538	2,278	(174)	—	(174)
Italy	26,275	6,027	360	1,342	34,004	(3,518)	1	(3,517)
Portugal	965	917	206	236	2,324	(151)	—	(151)
Spain	1,485	4,269	1,815	3,198	10,767	(281)	—	(281)

Total	37,466	12,049	3,284	6,996	59,795	(4,537)	1	(4,536)

(1)	The allocation is based on the country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.

Apart from sovereign exposures, other segments of the portfolio, such as Infrastructure and Commercial Real Estate, are sensitive to macroeconomic fluctuations as well. A swift unwinding of concentration risks would, however, lead to the realization of substantial losses due to unrealized losses in FMS-WM’s portfolio that have not yet been reflected in the value of FMS-WM’s assets. Since the unwinding of the portfolio is to be carried out with a long-term perspective aimed at preserving as much value as possible, portfolio management has to solve the problem of the portfolio’s sensitivity to recessions and crises as part of a longer-term strategy. Among other things, foreseeable losses on sales of exposures are compared with estimated potential losses from possible future crises. FMS-WM bases its portfolio management decisions on analyses of the fundamentals of the corresponding credit and market risks, complemented by financial and statistical valuation models.

Treasury, Capital Markets Funding

FMS-WM engages in funding activities, including the issuing of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the assumed portfolio as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. FMS-WM monitors its financing needs and liquidity requirements by means of a liquidity management system similar to the ones used by financial institutions. FMS-WM seeks to ensure that it has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times.

Treasury

Treasury core tasks are short-term liquidity management and the management of interest rate and foreign exchange risks.

As part of its short-term liquidity management, FMS-WM utilizes instruments with maturities of up to one year. In 2011, FMS-WM’s treasury operations instituted a number of money market programs. FMS-WM is focused on a broadly diversified funding structure. Examples of this approach include its European Commercial Paper / Certificates of Deposit program (ECP/CD program) having a volume of EUR 28.4 billion as of December 31, 2011 and the US Asset Backed Commercial Paper program (US ABCP program), used for funding the transferred USD portfolio, having a volume of EUR 14.5 billion as of December 31, 2011.

This expansion of money market funding substantially helped FMS-WM to return the SoFFin guarantees in the spring of 2011 and reduce central bank funding in the course of 2011 (from EUR 93 billion as of December 31, 2010 to EUR 35.2 billion as of December 31, 2011).

In addition, FMS-WM’s treasury group is responsible for improving FMS-WM’s funding structure on an ongoing basis with the aim of generating positive contributions to FMS-WM’s earnings. In 2011, FMS-WM’s treasury group took the lead in renegotiating the master agreements for derivatives and repos, achieving significant reductions in the need for liquidity and thus costs.

Interest rate and foreign exchange risks are managed in a centralized fashion on an income-oriented basis guided by a risk aversion policy within the limit system. The aim is to minimize the fluctuations in the fair value and profit / loss due to market risks. To this end, treasury enters into hedging transactions for individual exposures (micro hedges) or at the portfolio level (macro hedges).

Capital Markets Funding

Capital markets funding’s main task is to raise long-term funds in the international capital markets. Maturities generally range from one to ten years, with the majority of bonds having a three to five years’ tenor. FMS-WM aims to raise between EUR 20 billion and EUR 25 billion in capital market issues annually, seeking to achieve a balanced refinancing mix that contains a substantial portion of term funding within the next three years. In 2011, FMS-WM successfully placed about EUR 21 billion in issues with maturities of one to ten years.

FMS-WM issued three strategic benchmark bonds with a volume of up to EUR 3 billion in 2011. These benchmark offerings were supplemented by other non-benchmark public transactions (with a volume of up to EUR 1.5 billion) and private placements. FMS-WM’s bonds are being offered in a broader range of other currencies, e. g. USD and GBP, in order to fund the wind-up portfolio at matching currencies.

Capitalization And Indebtedness

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2011.

As of December 31, 2011
audited
(in € millions)
Debt
Short-term debt	182
Bonds and notes	181,558
Loans and advances to bank and loans and advances to customers (not payable on demand)	133,960
Other borrowings	26,066
Equity
Total equity	—

Total capitalization	341,766

Economic Conditions And Market Developments

The following sections contain an overview of economic conditions and market developments, which affected the value of FMS-WM’s portfolio and its business in general in 2011.

Economic Developments in Key Regions

The global economy’s strong momentum at the start of 2011 – driven by expanding global trade and rising industrial production – gave way during the year to an increasingly sluggish pace. Starting in the fall of 2010, the economy was held back by an increase in both crude oil and food prices. In the spring of 2011, this development was intensified by supply-side shocks in both the automotive and the technology sector owing to the catastrophes in Japan (earthquake, tsunami and nuclear catastrophe), which impacted various industrial countries via the global supply chain. In the summer of 2011, the euro area’s sovereign debt crisis worsened again. The resulting austerity programs, lower asset values, tightened credit requirements and heightened uncertainties due to growing tensions in the financial markets put yet more pressure on the already bleak economic outlook. As a result, global growth and global trade also began to weaken.

Over the course of 2011, the capital markets were increasingly affected by the euro area’s sovereign debt crisis. The demand by both the European Union (“EU”) and the IMF that the private sector make a substantial contribution to rescuing Greece as a prerequisite for additional financial aid had a major impact. The uncertainties, however, were not confined to Greece alone. In the course of 2011, Portugal (which had to apply for aid under the EFSF), Italy and Spain (both of whose risk premiums rose substantially) as well as other euro area states (whose debt ratings had been downgraded) were significantly affected by the crisis. Investors turned increasingly to the continually shrinking class of prime liquid assets, depressing their yields as a result, and leading to a sharp increase in the yields on government bonds of peripheral euro area states. Subsequently, yield spreads widened to new highs since the founding of the European currency union. The measures that European Heads of State and Government adopted at the EU summits in both July 2011 and October 2011 did not succeed in reassuring investors. Only changes of government in Spain, Greece and Italy along with an increased focus on austerity measures and structural reforms, as well as the ECB’s ever-widening liquidity facilities and announcement of three-year tenders at the end of 2011, helped to ease the situation.

Real Estate Markets

Real estate markets worldwide developed heterogeneously in 2011. Markets in Northern and Western Europe as well as in parts of Eastern Europe stabilized to a large extent while markets in Southern Europe (especially Italy, Spain and Portugal) were largely shunned by investors due to uncertainties in the macroeconomic environment and thus recorded less transactions. This development also resulted in higher vacancy rates and rising initial yields.

The US real estate market regained its momentum in 2011. Rising rentals (particularly in the centers of large metropolitan areas) had a positive impact on vacancy rates. Rising demand for commercial space in 2011 caused a slight increase in commercial rents. This positive trend had, however, only a very limited impact outside major cities.

In 2011, Germany attracted strong demand from both domestic and foreign investors, especially in the retail and residential rental markets. Demand for retail space was particularly high because consumption in Germany remained stable compared to other countries and because this class of investments was perceived to offer protection against inflation due to the clauses in German leases that link the rent to inflation. The rising demand focused particularly on prime properties in good locations, preferably in Western Germany.

There was also strong demand for residential properties, especially in large West German metropolitan areas such as Munich and Hamburg. At these locations, market rate rents rose sharply; in turn, this triggered rising purchase prices and thus declining initial yields. In the office properties market, vacancy rates stabilized, especially in top locations, and rents rose slightly. Investors remained highly selective in these investment classes too, with most of the interest focused on prime or new properties with long-term leases in large West German metropolitan areas. Older properties in less desirable locations were extremely difficult to market or finance. In the logistics properties market, only newly constructed properties with long-term leases and good connections to the German highway system were in demand in 2011.

Overall, the number of market participants in the commercial real estate sector has declined compared to the levels of 2005 through 2007. Both investors and banks focused on prime properties in good to excellent locations. Leveraged investors became less active, leaving the market to risk-averse investors such as real estate companies or pension funds.

Infrastructure Markets

The economic success of infrastructure projects tends to hinge mainly on external factors such as GDP growth, the unemployment rate and consumer price indices. The use of toll roads, tunnels or multi-story car parks generally correlates more strongly with local and national developments while capacity utilization of airports or seaports usually correlates more strongly with global demand.

In 2011, the volume of infrastructure financing rose worldwide, with Asia and Europe accounting for most of the transactions. The focus was on the energy and transportation sector. Investments in renewable energies accounted for the lion’s share of this growth. The effects of the global financial markets crisis had an impact on infrastructure funding. For example, lenders had to extend existing funding contracts for highly leveraged projects because there were no other funding sources.

In Europe, particularly the ratings of projects in states with extremely high levels of sovereign debt (Greece, Portugal, Spain, Italy and Ireland) deteriorated. In the United Kingdom, a variety of privately funded public infrastructure projects were completed. Attempts by politicians to cut health care costs have a particularly strong impact on projects, where the amount of availability payments is contingent on confirmation by public agencies of satisfactory performance.

Numerous market participants tried to liquidate funding contracts in their portfolios. This trend was due to the strategic realignment of major corporations in the industry, which pulled out of certain sectors, and especially banks, which had to lower their loan exposures and thus their total equity and liabilities due to tightened capital adequacy requirements. This led to pressure to sell and correspondingly low prices for such loans, and there was little incentive to enter into new funding arrangements.

While the need for investments in the public infrastructure is expected to remain very high in North America, there were very few new public-private partnerships. Rising commodities prices, among others for coal, as well as lower electricity prices had a considerable negative impact on the profitability of some projects in the energy sector. Nevertheless, energy-related projects (solar and wind) dominated the few newly funded projects and acquisition financing.

In Asia, the continued growth in industrial production triggered higher demand for energy and thus the need to launch new energy projects such as gas power plant construction.

Financial Institutions and Covered Bonds

Following a positive first quarter, prices of bank bonds deteriorated until the end of 2011 due to the intensifying European sovereign debt crisis and the weakened global economic outlook. The results of the second stress test conducted by the European Banking Authority, which included the holdings of government bonds in banks’ balance sheets, did not reassure the markets as hoped. Only the ECB’s announcement in the last quarter of

2011 of an unlimited three-year tender program succeeded in slowing down the increase in risk premiums. Over the medium term, the risk premiums for bank bonds are expected to remain high as the European sovereign debt crisis remains to be solved. The liquidity injected into the system by means of the three-year tender will reduce the pressure on banks to refinance and lift the prices of short-term investments.

The markets remain confident that the default level in the covered bond segment will be very low. This market segment turned out to be more resilient in 2011 than the market for bearer bonds. Compared to unsecured investments, covered bonds are expected to continue to show lower volatility and significantly lower discounts and are expected to benefit from the liquidity injections.

Public Sector

The European sovereign debt crisis, which focused increasingly on Greece from early 2011 on, widened in the fourth quarter of 2011. The debt instruments and loans issued by the peripheral euro area states were highly volatile and subject to ever increasing risk premiums. Investors’ focus shifted to Italy because confidence in the Berlusconi government had dwindled. The Republic of Ireland, however, managed to lower its risk premiums thanks to the surpluses from its export industry and further recapitalization of its banks.

Outside of Western Europe, emerging market issuers were affected by increased risk aversion. Individual Eastern European states, in particular those countries that do not cooperate with the IMF, were negatively affected by substantial increases in their funding rates.

In Japan, the willingness by local banks to assume the credit risks of domestic state and state-sponsored entities remained very high in 2011.

ABS Markets

The secondary markets in various sectors of the asset-backed securities showed different trends in 2011. While the US market for private residential properties in part continued to follow a downward trend – with corresponding effects on the residential mortgage-backed securities market – the commercial mortgage-backed securities paper sector in the US showed signs of stabilization.

The downgrade by rating agencies of the ratings of both the United States (as the guarantor of paper backed by US student loans) and various banks (as the providers of swaps) triggered a wave of downgrades of student-loan asset-backed securities, in turn widening spread levels. Demand from investors remained low, as it was still not clear how the phase-out of the Federal Family Education Loan Program and the attempts to consolidate the United States’ sovereign debt will affect the market for existing securities.

The European asset-backed securities market was still affected by the European sovereign debt crisis in 2011, resulting in an outflow of liquidity that continued to have a negative impact on the prices of asset-backed securities from peripheral euro area states. This trend primarily affected mortgage-backed securities, while public-sector asset-backed securities remained more stable.

Financial Report – Net Assets, Financial Position and Results of Operations

The 2010 comparative figures in the discussion below have been taken from FMS-WM’s annual report as of and for the year ended December 31, 2011. Due to the following reason, the originally published figures as of and for the year ended December 31, 2010 were adjusted in the annual financial statements as of and for the year ended December 31, 2011: in case of netting agreements, cash collateral provided or received in connection with financial derivatives, is shown in the annual financial statements as of December 31, 2011 netted for each counterparty, either under loans and advances to banks (net cash collateral provided) or under liabilities to banks (net cash collateral received). In the annual financial statements as of and for the period ended December 31, 2010, such cash collateral has not been netted. The respective balances as of December 31, 2010 have been adjusted accordingly to match this approach as disclosed in the condensed half-year interim financial statements as of June 30, 2011. As a result, the 2010 comparative figures for loans and advances to banks and liabilities to banks, as well as total assets, were lowered by EUR 24,466 million in each case compared to the numbers disclosed in FMS-WM’s annual report as of and for the year ended December 31, 2010. This did not have any other effects on the net assets of FMS-WM and did not have any effect on its financial position and results of operations.

Net Assets

The asset transfer from the HRE Group as of October 1, 2010 had a major impact on the net assets of FMS-WM as of December 31, 2010 and 2011. FMS-WM took over assets, liabilities, provisions, accrued and deferred items, derivative financial instruments as well as other executory contracts from the transferring legal entities for accounting purposes effective October 1, 2010.

Taking contingent liabilities and other liabilities into account, FMS-WM posted a transaction volume (total equity and liabilities plus contingent liabilities plus other obligations) of EUR 357,740 million as of December 31, 2011 compared to a transaction volume of EUR 352,274 million as of December 31, 2010. The table below provides an overview of the amount and composition of FMS-WM’s balance sheet as of December 31, 2011 and 2010 (numbers may not add up due to rounding differences):

	As of December 31,
	2010	2011
	(€ in millions)
Assets
Loans and advances to banks	43,287	49,609
Loans and advances to customers	34,812	29,259
Debt instruments	243,776	244,990
Other long-term equity investments	7	7
Shares in affiliated companies	316	387
Intangible and tangible fixed assets	2	3
Other assets	3,069	9,985
Prepaid expenses	8,018	7,526

Totals assets	333,287	341,766

	As of December 31,
	2010	2011
	(€ in millions)
Equity and liabilities
Liabilities to banks	165,611	112,580
Liabilities to customers	2,450	21,562
Securitized liabilities	139,651	181,558
Other liabilities	1,331	1,727
Deferred income	23,873	22,243
Provisions	371	2,096
Equity	—	—

Total equity and liabilities	333,287	341,766
Contingent liabilities	16,829	11,672
Other obligations	2,158	4,302

Transaction volume	352,274	357,740

Lending Business

The transferred risk positions that arise from the underlying lending business encompass receivables, disbursement obligations under irrevocable loan commitments and guarantees. Some of the contingent liabilities stem from guarantees granted by FMS-WM for certain assets that are being held by the HRE Group companies and were not transferred to FMS-WM.

The lending business had a volume of EUR 88,735 million as of December 31, 2011, compared to a volume of EUR 89,541 million as of December 31, 2010, and was broken down into the following balance sheet and below-the-line items:

	As of December 31,
	2010	2011
	(unaudited)
	(in € millions)
Loans and advances to banks	43,287	49,609
Loans and advances to customers	34,812	29,259
Contingent liabilities (excluding credit default swaps)	9,284	5,565
Other obligations	2,158	4,302

Lending business	89,541	88,735

As of December 31, 2010, contingent liabilities included potential liabilities under guarantees in the amount of EUR 11,672 million (December 31, 2010: EUR 16,829 million) as well as under irrevocable loan commitments in the amount of EUR 4,302 million (December 31, 2010: EUR 2,158 million).

The line item “other obligations” shows FMS-WM’s irrevocable loan commitments. The 2011 figure for irrevocable loan commitments (EUR 4,302 million) includes liquidity facilities amounting to EUR 3,008 million that were made to both PBB and Depfa in connection with the transfer of the economic risk of exposures by means of guarantees as defined in Section 8a of the FMStFG.

Securities Holdings

Holdings of securities in the amount of EUR 244,990 million were recognized as debt instruments as of December 31, 2011, including debt instruments issued by FMS-WM of EUR 129,220 million that were repurchased. These holdings of debt instruments issued by FMS-WM solely include marketable bonds and other fixed-income securities, which are classified as holdings of financial investments. All holdings of securities are hedged against interest rate and foreign exchange risks through the use of derivatives. EUR 127,728 million in securities, including own debt instruments and other securities, were sold under repo agreements for funding purposes during 2011.

Shares in Affiliated Companies and Other Long-Term Equity Investments

As of December 31, 2011, a total book value of EUR 394 million (December 31, 2010: EUR 323 million) was recognized for shares in affiliated companies and other long-term equity investments that were transferred by the HRE Group. Major equity investments concern Hypo Real Estate Capital Corp., New York, and WH-Erste Grundstücks GmbH & Co. KG, Schönefeld. Aside from currency effects, changes during fiscal 2011 resulted from two contributions in kind to an affiliate, Hypo Real Estate Capital Corp., New York. The two contributions in kind led in total to an increase of the book value of FMS-WM’s shareholdings in Hypo Real Estate Capital Corp. by USD 81.5 million. In the short 2010 fiscal year, the affiliate Zamara Investment Ltd. was liquidated.

Liabilities

Issuing bonds and engaging in repos in accordance with FMS-WM’s funding strategy has a significant impact on the following balance sheet items: (i) liabilities to banks, (ii) liabilities to customers and (iii) securitized liabilities.

As of December 31, 2011, FMS-WM recognized securitized liabilities of EUR 181,558 million (December 31, 2010: EUR 139,651 million). In that connection, the holdings of FMS-WM’s own debt issues as of December 31, 2011 were EUR 152,740 million (December 31, 2010: EUR 124,475 million). This made it possible to repay issues for which SoFFin had assumed a guarantee. Own debt instruments were bought back in the amount of EUR 129,220 million (including pro rata interest) in fiscal 2011 (2010: EUR 115,744 million). Own issues repurchased are reported in the balance sheet item, Debt instruments. As of December 31, 2011, this item also contained EUR 28,413 million in European Commercial Paper (“ECP”) issued in fiscal 2011 under the ECB’s new program.

In the short 2010 fiscal year, FMS-WM floated debt instruments with a total volume of EUR 124,475 million and unwound issues that had been transferred to it and guaranteed by SoFFin. Of the securitized liabilities recognized as of December 31, 2010 (EUR 139,651 million), EUR 115,744 million in FMS-WM debt issuances (including pro rata interest) were repurchased. The own issues repurchased are reported in the balance sheet as debt instruments.

For further details please see “– Financial Position – Issuing Activity and Funding.”

Prepaid Expenses and Deferred Income

The total of EUR 7,526 million in prepaid expenses as of December 31, 2011 (December 31, 2010: EUR 8,018 million), contained EUR 5,996 million in costs for purchasing the derivatives transferred as of October 1, 2010 that had not yet been amortized. Prepaid expenses of EUR 1,423 million from the lending business also included the deferred payments that FMS-WM made in fiscal 2010 for the adjustments in the hedges of the underlying transactions (loans and advances) taken over from the HRE Group in 2010.

Of the EUR 22,243 million in deferred income as of December 31, 2011 (December 31, 2010: EUR 23,873 million), EUR 22,163 million resulted from purchase costs not yet amortized in connection with the derivatives taken over as of October 1, 2010 from the transferring HRE Group companies. The book values of these financial instruments at the transfer date resulted, in particular, from the negative fair values of the financial instruments used to hedge interest rate risks.

Equity and Loss Compensation Claim

The capital base of FMS-WM is structured as follows:

HRE and PBB each made an equity contribution of EUR 1 million to FMS-WM in connection with the spin-off pursuant to Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and 131 of the German Transformation Act (Umwandlungsgesetz).

HRE also spun off a claim against SoFFin to FMS-WM with regard to a contribution of EUR 2,080 million to be provided by SoFFin. This amount was paid to FMS-WM in the third quarter of 2011 and recognized in income in the 2011 annual financial statements. The contribution is contained in the income statement item, Income from loss compensation.

In 2011, SoFFin’s obligation to cover FMS-WM losses was accounted for by recognizing a claim to loss compensation in the amount of EUR 9,969 million (2010: EUR 3,039 million) in the income statement.

In March 2012, HRE made a payment of EUR 623 million to FMS-WM pursuant to a payment obligation imposed by the FMSA on HRE in August 2011. The payment will lead to the corresponding reduction at FMS-WM of the claim to loss compensation against FMSA for fiscal 2012.

Financial Position

The transfer of assets and liabilities from the HRE Group included the transfers of short-term funds. Some of these holdings were repaid in connection with the restructuring of the funds and replaced by new FMS-WM issues. Securitized liabilities of EUR 181,558 million were recognized as of December 31, 2011 in connection with FMS-WM’s debt issuances, the ECP program and accrued interest (December 31, 2010: EUR 139,651 million in connection with FMS-WM’s own issues). FMS-WM had issued EUR 152,740 million in own debt instruments as of December 31, 2011 (December 31, 2010: EUR 124,475 million); of this amount, EUR 129,220 million (including pro rata interest) (December 31, 2010: EUR 115,744 million) were repurchased and reported in the balance sheet under the item debt instruments.

Issuing Activity and Funding

In 2011, its first full fiscal year of operations, FMS-WM succeeded in achieving its objectives under its funding and investor relations strategy. The overriding aim is to ensure the solvency of FMS-WM at all times. This is accomplished by utilizing a broadly diversified funding structure, characterized by a wide range of products and the continuous expansion of a highly diversified, international investor base.

In the money market, the product range is comprised of the following instruments:

•	Euro CP/CD Program;

•	USD Asset Backed CP Program;

•	Repos (bilateral, tri-party and Eurex repos);

•	Deposits from institutional investors; and

•	Indirect funding from the central bank.

The rapid and sustained development of FMS-WM’s own money market instruments enabled it to substantially reduce the amount of funds it drew directly from the ECB in 2011. They amounted to EUR 35.2 billion as of December 31, 2011 (December 31, 2010: EUR 93.3 billion).

Capital market funding is based on strategic benchmark issues, public-sector issues and private placements. These three funding methods differ in volume, price and secondary market liquidity. FMS-WM generally does not issue structured products but it can issue in a broad range of currencies – mainly USD, GBP, JPY and AUD besides the EUR.

The total 2011 issuance volume of all capital market instruments amounted to EUR 20.8 billion, with issuances in EUR dominating the funding activities, as expected. In this context the successful issuance of three strategic benchmark bonds (with maturities of 3, 5 and 10 years) to a broad range of investors and regions was of particular relevance. In 2010, the total issuance volume of all capital market instruments was insignificant.

FMS-WM plans to increase the capital markets’ share of total funding in the coming years.

Results of Operations

The results of operations are basically determined by the valuations carried out, as well as current expenses and income related to the risk positions transferred by the HRE Group. FMS-WM has accounted for the expenses and income arising from the transferred risk positions starting October 1, 2010.

FMS-WM posted a negative result of EUR 9,961 million from ordinary activities for fiscal 2011 (2010: negative result of EUR 3,041 million), and income of EUR 9,969 million from loss absorption under SoFFin’s loss compensation obligation (2010: EUR 3,039 million), taking the shareholder’s contribution of EUR 2,080 million into account. The resulting net accumulated losses amounted to EUR 2 million in fiscal 2011 (2010: EUR 2 million).

The results of operations in fiscal 2011 were dominated by valuation allowances on the Greece portfolio. Without these effects, FMS-WM would have posted a loss of EUR 1,045 million from ordinary activities.

The table below provides an overview of the structure of the result from ordinary activities based on the items of the income statement. FMS-WM is also presenting the results of operations for fiscal 2011 adjusted for the one-off effects from the Greece portfolio in a column entitled “adjusted” because they have a material influence on the results of operations. For more information on the one-off effects from the valuation of the Greece portfolio see “– Risk Provisions and Net Income from Securities” below:

INCOME STATEMENT

	July 8 – December 31, 2010	January 1 – December 31, 2011	January 1 – December 31, 2011 (adjusted)
	(audited)		(unaudited)
	(€ in millions)
Net interest income	146	552	552
Net commission income	(86)	59	59
Other operating income/loss, net	(1)	30	30
General and administrative expenses	(129)	(348)	(348)
Risk provisions for the lending business	(1,948)	(1,850)	(531)
Net income from investments in the securities business	(1,023)	(8,404)	(807)

Results from ordinary activities	(3,041)	(9,961)	(1,045)
Income from loss absorption	3,039	9,969
Taxes	0	(8)
Net income/loss for the fiscal year	(2)	—
Retained profits/accumulated losses brought forward	0	(2)

Net accumulated losses	(2)	(2)

Net Interest Income

Net interest income for fiscal 2011 was EUR 552 million (2010: EUR 146 million). In fiscal 2011, net interest income reflected the negative impact of the unwinding of interest-bearing assets. The resulting decrease in interest income was largely offset by the improvement in FMS-WM’s funding position due to its issuing activities and relatively attractive funding rates. In the short 2010 fiscal year, net interest income resulted from interest income derived from derivative financial instruments, from bonds and from the lending business more than offsetting interest expense related to derivative financial instruments and funding expenses.

Net Commission Income

Commission income largely comprises commission income from the lending and derivatives business. Commission expense mainly includes premium payments for loan hedging derivatives. Payments to SoFFin in connection with guarantees for the issues transferred from the HRE Group, which amounted to EUR 17 million in fiscal 2011 (2010: EUR 110 million) are also shown in commission expenses. These guarantees had initially been made available to the HRE Group and were subsequently transferred to FMS-WM in an amount of EUR 124.0 billion as part of the transfer of risk positions on October 1, 2010. Compared to the short 2010 fiscal year commission expense was substantially lower in fiscal 2011 because the SoFFin-backed issues have been gradually replaced by FMS-WM’s own issues, thus enabling it to post net commission income for fiscal 2011 in contrast to the previous year. By the close of the short 2010 fiscal year, FMS-WM had replaced EUR 109 billion of the initially transferred amount through own issues and had returned the SoFFin guarantees no longer required.

General and Administrative Expenses

General and administrative expenses amounted to EUR 348 million in fiscal 2011 (2010: EUR 129 million). Major aspects of the operating activities of FMS-WM are managed by the HRE Group companies under the cooperation agreement with the HRE Group. Expenses of EUR 267 million were incurred in fiscal 2011 for the tasks assigned to the HRE Group (2010: EUR 90 million).

General and administrative expenses also comprised EUR 39 million in consulting fees in fiscal 2011 (2010: EUR 15 million). Apart from professional consulting services, these mainly related to services designed to close the gaps in the FMS-WM’s operating business due to the lack of own staff. In the short 2010 fiscal year, consulting fees were in particular incurred in connection with the creation of FMS-WM and the build-up of its operations. Additional legal expenses were incurred in the short 2010 fiscal year in connection with the negotiation and closing of the cooperation and portfolio management agreements between FMS-WM and the HRE Group.

Personnel expenses for FMS-WM’s staff in fiscal 2011 were EUR 14 million (2010: EUR 2 million).

Risk Provisions and Net Income from Securities

Risk provisions (write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions / income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions) and net income from investments in the securities business (write-downs of and valuation allowances on equity investments, shares in affiliated companies and securities classified as fixed assets / income from reversals of write-downs of equity investments, shares in affiliated companies and securities classified as fixed assets) in fiscal 2011 were primarily impacted by one-off effects from the valuation of the Greece portfolio, which resulted in charges amounting to EUR 8,916 million. Of these one-off effects, additions to risk provisions accounted for EUR 1,319 million and net loss from investments accounted for EUR 7,597 million. This includes EUR 1,011 million in provisions for expected losses from derivatives (of which EUR 118 million concern risk provisions and EUR 893 million net income from investments) related to hedges for loans or securities in the Greece portfolio.

Adjusted for the one-off effects from the valuation of the Greece portfolio, risk provisions for fiscal 2011 were EUR 531 million. Adjusted for the one-off effects from the valuation of the Greece portfolio, net loss from investments for fiscal 2011 was EUR 807 million, mainly due to the increase in risk provisions for country risks, expenses arising from inefficiencies of hedging relationships, risk provisions for individual exposures and a portfolio of structured products.

In the short 2010 fiscal year, FMS-WM carried out a comprehensive review of the entire portfolio as part of its assessment of the credit risks. In this context it determined that additions of EUR 1,839 million to specific provisions, general provisions as well as other provisions were required in the short 2010 fiscal year. In addition, EUR 1,016 million in write-downs were taken on securities classified as fixed assets (including pro rata general provisions) and EUR 47 million in write-downs on securities allocated to the liquidity reserve. The amounts recognized for the lending business and the securities classified as fixed assets contained EUR 103 million in specific allowances calculated on a portfolio basis from the separate assessment of country risks; of this amount, credit risks accounted for EUR 84 million and securities for EUR 19 million. The write-downs of securities basically concerned inflation-indexed securities classified as fixed assets with long remaining maturities. Risk provisions for the lending business were recognized in particular for real estate loans and non-European infrastructure loans. The risk provisions for these exposures largely arose from a reassessment of the value of the collateral.

Overall Appraisal

FMS-WM posted a negative result of EUR 9,961 million from ordinary activities for fiscal 2011. This was mainly due to valuation allowances on loans and securities to the Greek state or Greek public-sector entities as well as provisions for derivatives originally related to hedges for these loans and securities.

For fiscal 2011, a total of EUR 9,969 million in income from loss absorption was recognized given SoFFin’s loss compensation obligation and taking into account the shareholder’s contribution of EUR 2,080 million (which was made in fiscal 2011). SoFFin’s loss compensation obligation impacts FMS-WM’s net assets, financial position and results of operations such that negative results from ordinary activities are offset by activating the claim for loss compensation. The obligation to compensate losses presented under other assets amounted to EUR 9,939 million as of December 31, 2011.

In fiscal 2011, both net interest income and net commission income exceeded general and administrative expenses by a substantial margin such that income from the portfolio more than offset expenses from operating activities.

FMS-WM has had sufficient liquidity at all times since the HRE Group’s risk portfolio.

For the short 2010 fiscal year, FMS-WM posted a negative result of EUR 3,041 million from ordinary activities. This outcome was mainly due to additions to risk provisions as well as write-downs of securities. After taking into account tax expenses and the income from the loss compensation claim against SoFFin, FMS-WM posted a net loss of EUR 2 million for fiscal 2010.

Risk Report

The risk report has been prepared in accordance with the requirements of the HGB applicable to large corporations and the supplementary provisions applicable to banks. FMS-WM also applies the German Accounting Standard 5 – 10, “Risk Reporting by Financial Institutions and Financial Service Institutions,” to its risk reporting as necessary.

The disclosures in the risk report take all risk positions into account, to the extent that FMS-WM has beneficial ownership thereof and bears the value at risk. This encompasses synthetic transfers of risk positions and receivables of subsidiaries where FMS-WM has assumed all default risks, directly or indirectly, that arise from such subsidiaries’ funding activities. Apart from receivables, this also encompasses properties that were taken over in connection with the disposal of collateral. In addition, the risk report also shows exposures where the risks were not transferred directly for a variety of reasons but instead by means of guarantees for instance. These disclosures do not distinguish between on-balance sheet transactions (receivables, securities) and off-balance transactions (especially guarantees, loan commitments, derivatives).

Basics of Risk Management

Risks are managed on the basis of the winding-up plan and the risk strategy. The key risk management functions and instruments were further refined in fiscal 2011. Aside from the sets of tools used to steer and monitor risk, this also includes reviewing and adjusting, as necessary, approaches to management, limit setting and reporting, given the special nature of FMS-WM.

The risk strategy takes into account the requirements of Section 25a (1) of the KWG, Article 2 (4) of FMS-WM’s charter and the relevant rules and regulations in respect of the German Minimum Requirements for Risk Management (“MaRisk”), which specify the requirements of Section 25a of the KWG. MaRisk provides a flexible and practical framework for risk management at financial institutions. Furthermore, it refines the requirements placed on a business organization for outsourced activities and processes requiring financial institutions to take adequate measures to ensure that outsourcing does not result in an undue increase in risk. MaRisk provides for the establishment of appropriate internal governance structures. Within the meaning of MaRisk, risk management includes the determination of appropriate strategies, as well as the establishment of appropriate internal surveillance procedures while taking into account a financial institution’s risk-bearing capacity. The internal surveillance procedures comprise the internal control system and internal audit.

In particular, the internal control system has to cover:

•	rules regarding the organizational and operational structure; and

•	processes for identifying, assessing, treating, monitoring and communicating risks.

In addition, MaRisk contains specific requirements for the organization and management of counterparty default risks, market risks, liquidity risks and operational risks.

Although FMS-WM is not a bank or a financial services institution as defined in the KWG, due to similarities of FMS-WM’s operations with such institutions, FMS-WM’s risk strategy complies with all relevant rules, regulations and standards to the extent advisable, required or stipulated in its charter. Prior to FMS-WM’s creation, extensive preliminary talks were conducted with FMSA concerning the extent to which MaRisk rules and regulations would apply to FMS-WM.

The risk strategy defines long-term, general and consistent frameworks and principles for FMS-WM’s risk management to the extent that this is advisable and required in substantive terms. It provides the basis for managing and controlling different types of risk and fixes fundamental risk targets that govern all business decisions.

The current risk strategy is derived directly from the objective set out in FMS-WM’s charter. In its capacity as a wind-up institution, FMS-WM follows a strategy that is aimed at unwinding the portfolio in a way that maximize its value to the extent possible. The efficiency and operational feasibility of all risk steering activities constitute additional requirements for reducing risk. The risk tolerance of FMS-WM is documented in the winding-up plan, which reflects the business strategy, and the risk strategy derived from it.

Taking on additional risk concentrations must be avoided by selectively engaging in new business with capital market counterparties; assuming additional risks from unilateral liquidations, particularly of exposures that are hedged against market risks without adjusting the hedges must also be avoided. To refine its risk management FMS-WM also adopts specific strategies for five relevant risk categories: counterparty default risk (which is broken down into credit risk and counterparty risk), market risk, liquidity risk, operational risk and other risks.

Because the capital adequacy requirements of the KWG do not apply to FMS-WM, the absence of any obligation to prepare an internal capital adequacy assessment process to manage its business based on economic capital pursuant to MaRisk standards result in reduced requirements on FMS-WM’s reporting system, among others. In particular FMS-WM’s approach to risk management is designed to avoid seeking recourse with SoFFin under the latter’s obligation to compensate losses and limit any such resource to that which is inevitable.

The winding-up plan and the risk strategy are required to be reviewed on a regular basis (at least annually) and updated as necessary. The winding-up plan and the assumptions on which it is based are validated and updated on an annual basis. Deviations from plan that are identified in the wind-up report also determine the need for updates.

Organizational Structure of Risk Management

Responsibility for risk management rests with the Management Board of FMS-WM, in particular the Chief Risk Officer. FMS-WM has established the following committees to support and advise the Management Board as well as for certain decisions:

These committees have the following key functions and tasks:

The Risk Committee of the Management Board is the corporate body for operational lending decisions at the management level of FMS-WM. This Committee makes decisions that must be made at the management level because they are relevant to FMS-WM’s risk exposure to individual loans made by FMS-WM. All members of the Management Board have voting rights in the Risk Committee.

FMS-WM’s Real Estate Committee was established in April 2011 as a management and information body designed to relieve the Risk Committee and take individual decisions related to the management of the real estate portfolio subject to a predefined set of rules allocating authority. On this committee, the Chief Risk Officer and heads of the former divisions Global Credit Management and Global Workout were entitled to vote in fiscal 2011. All members of the Management Board have been entitled to vote on this committee since May 2012.

FMS-WM’s Portfolio Steering Committee is a strategic steering and information forum at the management level. Among other things, it prepares decisions related to adjustments of the winding-up plan and methodological changes in risk controlling and general risk steering policies. All members of the Management Board have voting rights.

FMS-WM’s Asset Liability Committee (“ALCO”) serves as the Management Board’s committee tasked with information gathering, monitoring and management activities in connection with strategic decisions on issues related to the structure of the balance sheet, liquidity and market risk positions, funding and hedging strategies, limits as well as its methodological requirements for market and liquidity risks. All members of the Management Board have voting rights in this committee.

As far as loan and portfolio management are concerned, the Risk Committee of the Supervisory Board serves as the latter’s decision-making body tasked with making decisions on a case-by-case basis that are particularly relevant to risk, have major effects on profit or loss or have strategic significance. It reviews transactions, adopts measures, strategies and targets related to individual exposures in connection with unwinding the portfolio and monitors relevant loan decisions. All members delegated for this purpose by the Supervisory Board are entitled to vote.

FMS-WM further expanded its internal audit activities in fiscal 2011; internal audit’s responsibilities include risk-based audits uninvolved in business processes of the efficacy and adequacy of FMS-WM’s risk management in general and the internal control system (“ICS”) in particular.

In addition, FMS-WM has outsourced the operational activities and internal auditing tasks related to its risk assets which are being managed by the portfolio servicer to the latter’s group internal audit department. These areas are monitored by the director of FMS-WM’s audit department (Legal Compliance & Audit unit) in his capacity as its audit officer in accordance with MaRisk requirements.

In technical terms, FMS-WM currently uses the portfolio servicer’s existing IT systems to support its management of counterparty default risks, market risks, liquidity risks as well as operational and other risks. These systems have been adjusted to FMS-WM’s special needs in certain areas, and progress has been made with respect to future adjustments.

Principles of Risk Management

Risk management encompasses the identification, analysis and assessment, steering as well as monitoring and reporting of all material types of risks associated with FMS-WM’s activities of:

•	Counterparty default risks;

•	Market risks;

•	Liquidity risks;

•	Operational risks; and

•	Other risks.

Risk types classified as material in connection with the initial winding-up plan are identified and reviewed as part of the annual risk inventory that was performed for the first time in the fourth quarter of 2011. Depending on the nature, scope and complexity of the transferred portfolio, counterparty default risk in the form of credit risk is the central type of risk to which FMS-WM is exposed. Risk management also entails actively limiting, steering and monitoring the following risks in particular: counterparty, market and liquidity risks. Credit risks are monitored and managed as part of the wind-up strategies for specific wind-up clusters within the segments. Counterparty, market, liquidity, operational and other risks are managed for the portfolio of FMS-WM in its entirety irrespective of wind-up clusters.

FMS-WM is fully liable for managing and monitoring each individual risk type. While FMS-WM has assigned essential tasks and activities to the HRE Group as its portfolio servicer based on service level agreements, the portfolio servicer has very limited decision-making authority.

Counterparty Default Risks

The counterparty default risk of FMS-WM comprises credit risk, counterparty risk as well as country risk.

•

Credit risk is the risk that a contracting party cannot fulfill its obligations. Credit risk comprises the risk of credit rating downgrades or borrowers’ defaults (classical credit risk) as well as issuers of securities (issuer risk) and reference entities related to credit derivatives. Credit risk is further classified into default and migration risks.

•

Default risk: Either the risk that a borrower cannot fulfill its loan obligations in full or the risk that a material obligation of such borrower is overdue for more than 90 days. The resulting loss may be mitigated by realizing collateral or by recourse to other means of collecting amounts due. In many cases, FMS-WM is in possession of marketable collateral which it can fall back on in the event of liquidation. Default risk also encompasses the risk from the disposal of the collateral in question. It also includes the risk that, in connection with a restructuring of a syndicated loan, the majority of a banking consortium might agree on approaches that are disadvantageous for FMS-WM or on a poorer credit profile.

•

Migration risk: Risk that a borrower’s creditworthiness might deteriorate over time. Such deterioration in creditworthiness does not entail direct losses but it does intensify the potential default risk. At the portfolio level, this translates into the downgrading of the given credit rating, along with a reduction in the value of the credit portfolio – irrespective of whether such impairment has already been recognized in the balance sheet.

•

Counterparty risk is the risk that a contracting party’s default makes it impossible to collect unrealized profits from derivatives and executory contracts. It includes replacement and settlement risk.

•	Replacement risk: If a counterparty defaults, the contract must be replaced at conditions that are less favorable than the ones applicable when the contract was initially entered into.

•	Settlement risk: FMS-WM delivers an asset that it has sold to a counterparty or makes a payment but does not receive the stipulated monetary consideration or the asset, as the case may be.

•

Country risk comprises credit or counterparty risks that do not arise from the relevant contracting party but only from the latter’s foreign domicile. Country risk includes the risk that a debtor cannot service its liabilities because the government or central bank of the debtor’s country cannot or will not make available the foreign currency required for such repayment or even prohibits such repayment (transfer risk), or the risk that the currency of the debtor’s country can no longer be converted because the country’s economic or political situation has seriously deteriorated (conversion risk).

FMS-WM’s counterparty default risk management strategy entails reducing the risks by unwinding the loans, securities and derivatives in accordance with the winding-up plan based on approaches that maximize their value. The winding-up plan generally does not provide for engaging in new business with the exception of forced extensions, rescue acquisitions and stabilization measures as part of decisions that are made on a case-by-case basis to improve the risk exposure of FMS-WM.

Managing counterparty default risks is one of FMS-WM’s central tasks and, in organizational terms, involves a number of units.

Risk Identification

A catalogue of early warning signs, which was prepared by the portfolio servicer, is used to continuously monitor loan exposures on a case-by-case basis for purposes of early identification of problem assets. The latter are then classified to Facilities in Focus, Watchlist, Restructuring and Workout – in that order – if certain indications are present. Exposures are subject to increasingly intensified monitoring – in that order – to ensure that risks are detected earlier and steps aimed at reducing risk can be initiated.

At the transaction level the portfolio servicer’s guidelines for credit processes determine the requisite steps for performing risk reviews and risk assessments as part of regular monitoring. Early warning indicators as well as the credit processes are reviewed on a regular basis but at least annually by the portfolio servicer and coordinated with the responsible units within FMS-WM.

Risk Analysis and Assessment

At the transaction level, counterparty default risks are measured using the portfolio servicer’s internal models by determining the exposure at default (“EAD”), the probability of default (“PD”) and the loss given default (“LGD”), which concerns the extent of the potential loss in case of a default. The models for determining these parameters are to be reviewed annually by FMS-WM.

Expected loss (“EL”) is determined on the basis of the annual probability of default, the loss given default and the exposure at default subject to an evaluation horizon of one year. EL is determined for the transaction level and subsequently aggregated to both the segment and the total portfolio level as a material management parameter.

Aside from the short-term management parameter, the expected loss for the wind-up portfolio is determined for the given planning period and serves as a reference parameter for risk. The estimated, cumulative EL for the given period is provided in the winding-up plan for each segment.

In addition, the portfolio servicer conducts stress tests at both the portfolio and the segment level on a regular basis (at least annually) as part of risk cost planning. Stress scenarios are developed for the different segments with respect to the key risk parameters, PD and LGD, based on a most likely scenario and an adverse scenario to measure their effects on the cumulative EL.

Risk Steering

Responsibility for risk steering rests with FMS-WM’s credit portfolio management. Restructuring and selling loans are the two most important tools that are available to FMS-WM for steering credit risks.

In managing the portfolio, FMS-WM generally bases its assumptions on the long-term (i.e., intrinsic) value of an exposure as opposed to short-term fluctuations in value. This also corresponds to the classification of the securities as banking book assets in the balance sheet. Changes in the fair value are also used for internal credit rating analyses. Additional analyses of the credit risk and potential write-downs are also performed in the event of material fair value changes. Differences between the fair values and the book values can often be used to infer changes in default risks or the risk of credit rating downgrades (migration risk).

Counterparty risks are managed by means of suitable limits based on the gross future exposure and / or the nominal exposure. This covers both replacement and settlement risks. As a rule, transactions entailing a counterparty risk may not be made without a sufficient borrower-specific limit. The extent to which the limit has been exhausted – i.e., the pre-deal limit check – must be verified before any new transaction takes place. All transactions must be applied to the given borrower-specific limits immediately.

Two dimensions are analyzed in connection with the limiting of counterparty risks and active management of the related exposures.

•

Counterparty risks involving customers in the wind-up portfolio: The transferred risk positions also encompass derivatives with customers in lending transactions. These positions are limited for the purpose of monitoring any potential increases in risk resulting from changed market conditions. Individual exposures may be expanded only in exceptional cases, for example with the aim of stabilizing the overall exposure. Under the set of rules allocating authority, exposures of this nature must be decided and approved in accordance with the governance framework set out in FMS-WM’s charter.

•

Counterparty risks involving capital market partners: Treasury enters into money market transactions, derivatives and repos to manage both the risk positions and the liquidity of FMS-WM. Managing these business activities requires limits that give Treasury enough flexibility, while at the same time enabling Risk Controlling to carry out its monitoring duties. The activities of the Treasury unit are limited to a defined pool of counterparties (white list) and are subject to Risk Controlling’s independent limit monitoring and escalation process.

Risk Monitoring and Reporting

At the portfolio level, credit risks are monitored pursuant to the current winding-up plan and described in the wind-up report that is to be prepared monthly for the Management Board and the Supervisory Board. The report presents and discusses migration risks and concentrations of risk in particular (by country and segment among other things). At the level of individual exposures, counterparty default risks are monitored and reported based on the portfolio servicer’s credit processes. Counterparty limits and their utilization are also recorded in the daily counterparty risk report, monitored and reported to the Management Board and the Treasury unit. The escalation process introduced in 2011 has enabled timely reaction and communication to the Management Board if limits are exceeded.

Risk Position

FMS-WM’s credit portfolio is managed through the Commercial Real Estate, Workout, Public Sector, Structured Products and Infrastructure portfolio segments. An EAD is determined for all segments based on uniform specifications. The EAD shows the potential amount of the claim against the borrower irrespective of the latter’s credit rating and any risk provisions already set up in that connection. Besides the current utilization, the EAD also takes into account the pro rata interest payments in relation to which a borrower may default before an exposure is defined as having defaulted (maximum 90 days in default) as well as those loan commitments which a borrower will still be able to draw on in future despite a significant deterioration in creditworthiness. The EAD of derivatives is defined as the sum of the current fair value and the prescribed regulatory add-on, which constitutes a cushion for potential fair value increases in future.

The EL is an additional important short-term parameter for managing the credit portfolio; it is determined for a period of one year. In this connection risk positions for which risk provisions were recognized or transferred with the portfolio and for which no EL is determined are the exception.

The disclosures below correspond to the presentation of internal risk reporting in the wind-up report.

Breakdown of the EAD and the EL of the Credit Portfolio

The following is a breakdown of the EAD and the EL of the credit portfolio by segment:

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infra- structure		Total (excluding derivatives)		Derivatives
	December 31,
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	(unaudited)
	(€ in billions)
EAD	18.6	14.5	7.6	6.2	101.7	96.3	38.1	43.8	21.0	19.9	187.0	180.7	21.1	18.4
EL	0.19	0.14	0.27	0.06	0.05	0.07	0.07	0.07	0.08	0.08	0.66	0.42	0.14	0.25

As of December 31, 2011, the EAD of the risk positions reported in the wind-up report (excluding derivatives) was EUR 180.7 billion – a decline by EUR 6.3 billion compared to December 31, 2010. The reduction in the exposures is mainly due to redemptions and the successful disposal of loans and securities, particularly in the Commercial Real Estate segment (EUR 4.1 billion) and the Public Sector segment (EUR 5.4 billion). It was offset in part by the increase in the EAD by EUR 5.7 billion in the Structured Products segment due to a change in the EAD allocated to debt instruments, where the risks are hedged by means of total return swap positions.

The wind-up portfolio with an EAD of EUR 180.7 billion does not contain receivables from the HRE Group. These are mainly derived from the method by which the sub-portfolios were transferred (e.g., liquidity facilities for Depfa serving to fund the derivatives that had been transferred in terms of the attendant risk) or from the method by which FMS-WM was funded (claims under repo transactions) via PBB as well as from the corresponding cash collateral for derivatives.

Pursuant to the wind-up report dated December 31, 2011, the derivatives have a total EAD of EUR 18.4 billion; of this amount, customer derivatives account for EUR 2.9 billion, interest rate and currency hedging transactions for EUR 10.5 billion and credit derivatives for EUR 5.0 billion. Compared to December 31, 2010, the EAD from derivatives thus was reduced by EUR 2.7 billion.

Based on the parameters applied by the portfolio servicer in accordance with Basel II, as of December 31, 2011 the EL (including derivatives) was EUR 0.67 billion. This corresponds to a reduction of EUR 0.13 billion compared to December 31, 2010, which is mainly due to the recognition of special loan loss provisions in the Workout segment (the EL is no longer determined once risk provisions have been set up) and to redemptions and repayments in the Commercial Real Estate segment. Any increase in EL attributable to ratings downgrades was more than offset by these measures.

Breakdown of Credit Portfolio by Rating Classes

The following is a breakdown of the credit portfolio by internal rating classes (what are shown are the internal PD ratings that have been applied to an S&P rating scale):

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	(unaudited)
	(EAD in € billions)
Group A
Ratings AAA to A-	0.4	0.1	0.0	0.0	83.7	76.2	34.3	36.4	8.4	7.8	126.8	120.5
Group BBB
Ratings BBB+ to BBB-	1.2	0.6	0.1	0.0	16.4	5.3	1.1	3.9	4.4	3.9	23.2	13.7
Group BB
Ratings BB+ to BB-	7.1	3.1	0.1	0.1	1.3	4.0	0.9	1.3	3.8	3.0	13.2	11.5
Group B
Ratings B+ to B-	8.1	7.8	0.1	0.3	0.1	0.1	0.6	0.9	1.0	0.9	9.9	10.0
Group C
Ratings CCC+ to C-	0.3	0.2	0.0	0.0	0.1	0.1	0.5	0.6	0.2	0.4	1.1	1.3
Group D
Rating D	1.5	2.7	7.3	5.8	0.1	10.6	0.7	0.7	3.2	3.9	12.8	23.7

Total	18.6	14.5	7.6	6.2	101.7	96.3	38.1	43.8	21.0	19.9	187.0	180.7

There was a substantial deterioration during fiscal 2011 in the breakdown of the portfolio by ratings, especially in the Public Sector portfolio. This is mainly due to the Greek bonds and loans which, at an EAD of EUR 10.4 billion, were downgraded from the BBB rating group to the D rating group at the end of fiscal 2011. In addition, the downgrades of Hungarian bonds (approximately EUR 2.2 billion, from group BBB to group BB), Portuguese bonds (EUR 1.9 billion, from group A to group BBB) and Spanish bonds (EUR 1.0 billion, from group A to group BBB) have contributed to the deterioration in the portfolio’s rating structure.

An EAD in a total amount of EUR 4.6 billion was unwound in the Commercial Real Estate portfolio, especially in the mid rating groups (BBB and BB). D-rated exposures accounted for a total of 94% (previous year: 96%) of the EAD in the Workout segment. In addition, there has been a slight deterioration in the quality of the portfolio in the Infrastructure segment.

Apart from the ratings downgrades, particularly maturities and sales have reduced the holdings in rating group A by a total of EUR 6.3 billion during fiscal 2011. The portfolio accounts for 74% (down 6 percentage points year on year) of investment grade exposures (rating group A and BBB), especially due to the high percentage of public sector debtors.

Breakdown of Credit Portfolio by Countries and Regions(1)

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	(unaudited)
	(EAD in € billions)
Country(2)
Germany	6.7	5.9	2.3	2.0	5.9	5.6	1.0	0.9	0.4	0.2	16.3	14.6
USA	3.1	2.0	2.0	1.5	0.1	0.1	24.4	28.0	2.2	2.0	31.7	33.6
United Kingdom	1.3	1.0	1.0	0.9	11.2	10.5	0.3	2.0	10.4	10.0	24.2	24.4
PIIGS
Italy	0.2	0.2	0.3	0.2	31.4	30.8	2.0	2.2	0.7	0.6	34.6	34.0
Spain	0.6	0.6	0.5	0.3	7.0	6.8	3.3	2.8	0.4	0.3	11.8	10.8
Greece	0.0	0.0	0.0	0.0	10.7	10.3	0.1	0.0	0.0	0.1	10.8	10.4
Ireland	0.1	0.1	0.0	0.0	1.1	0.8	1.1	1.3	0.2	0.1	2.5	2.3
Portugal	0.1	0.1	0.0	0.0	2.2	2.1	0.0	0.0	0.1	0.1	2.4	2.3
Japan	0.4	0.4	0.2	0.2	10.0	9.5	0.0	0.0	0.1	0.1	10.7	10.2
Asia (excl. Japan)	0.5	0.2	0.1	0.1	2.6	2.2	0.0	0.0	0.3	0.2	3.5	2.7
Rest of Europe	5.1	3.6	1.0	0.8	18.7	16.9	2.7	2.9	1.6	1.6	29.2	25.8
Rest of World	0.5	0.4	0.2	0.2	0.8	0.7	3.2	3.7	4.6	4.6	9.3	9.6

Total	18.6	14.5	7.6	6.2	101.7	96.3	38.1	43.8	21.0	19.9	187.0	180.7

(1)	Excluding derivatives with an EAD of EUR 18.4 billion.
(2)	Allocation by country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.

The breakdown of the credit portfolio by countries and regions as of December 31, 2011 reflected a high percentage of European borrowers (EUR 124.6 billion; down EUR 7.1 billion from December 31, 2010).

As of December 31, 2011, German real estate loans accounted for EUR 5.9 billion and US real estate loans for EUR 2.0 billion, which, combined, accounted for a majority of FMS-WM’s exposures in the Commercial Real Estate segment. The largest exposures in the “Rest of Europe” category comprised real estate loans in France (EUR 1.4 billion), Sweden (EUR 0.5 billion) and the Netherlands (EUR 0.5 billion). Compared to December 31, 2010, the Commercial Real Estate segment’s portfolio has shrunk by EUR 4.1 billion. Redemptions in Germany, the United States, Russia and France helped to bring about the reduction in this portfolio.

Compared to the other segments, the diversification of the Workout segment by country and region was relatively broad. The two countries with the greatest exposure – Germany and the United States – accounted for more than half of the reduction by EUR 1.4 billion from December 31, 2010 to December 31, 2011, which was brought about through coercive legal steps as well as currency effects.

As of December 31, 2011, the Public Sector segment encompassed a portfolio with an EAD of EUR 96.3 billion in financing arrangements with municipal or state counterparties or other public sector issuers. The so-called PIIGS countries accounted for an EAD of EUR 50.8 billion in this connection. The EAD – which is determined as a claim against the given borrower – thus was almost unchanged from 2010 despite the risk provisions that have been set up for the Greece exposure. The largest exposures in the Rest of Europe category comprised loans and government bonds in France (EUR 2.5 billion), Poland (EUR 2.5 billion) and Hungary (EUR 2.2 billion). The reduction in the Public Sector portfolio by EUR 5.4 billion was accomplished primarily through sales and maturities of bonds and loans in the United Kingdom, Italy, Japan and France.

With an EAD of EUR 43.8 billion as of December 31, 2011, the Structured Products segment contains all securitization transactions and other structured products of FMS-WM. Of this amount, the United States account for EUR 28.0 billion, which also includes EUR 9.9 billion in securitizations of FFELP3 student loans and EUR 9.3 billion in the Municipal Products wind-up cluster. This also contains additional exposures, specifically, EUR 6.3 billion in PIIGS countries, EUR 3.0 billion in Canada, EUR 2.6 billion in the Netherlands and EUR 2.0 billion in the United Kingdom.

As of December 31, 2011, the United Kingdom accounts for half of the EAD (EUR 10.0 billion) of the Infrastructure segment, which is particularly sensitive to economic developments because of the cash-flow based nature of the loans. These are loans for long-term public-interest projects such as the construction of infrastructure. In most cases the cash flow from the financed infrastructure projects is directly contingent on the extent of their utilization, motorways for instance. The slow recovery of the British economy along with tax increases, high unemployment and high inflation have a negative impact. The resulting increased risk of these receivables is subject to intensive monitoring. Other significant infrastructure projects are located in the USA (EUR 2.0 billion), Australia (EUR 1.9 billion), Canada (EUR 1.8 billion), the PIIGS countries (EUR 1.2 billion) and France (EUR 1.1 billion). Repayments and disposals, especially in the United Kingdom and the USA, helped to reduce the EAD by EUR 1.1 billion from December 31, 2010 to December 31, 2011.

Breakdown of Credit Portfolio by Remaining Maturities(1)

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	(unaudited)
	(EAD in € billions)
2011 – 2015	14.8	11.4	5.0	4.7	18.2	13.8	5.1	4.6	4.0	3.1	47.1	37.6
2016 – 2020	0.8	1.1	0.3	0.3	22.7	22.3	5.0	6.6	1.3	1.3	30.1	31.6
2021 – 2030	1.0	1.0	0.3	0.3	19.8	18.5	8.9	9.7	2.8	3.0	32.8	32.5
2031 – 2040	0.4	0.3	0.3	0.2	30.5	30.4	8.8	9.8	3.7	3.6	43.7	44.3
> 2040	0.8	0.6	0.6	0.5	10.5	11.3	10.3	13.1	9.2	8.9	31.4	34.4
n.a.(2)	0.8	0.1	1.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	1.9	0.3

Total	18.6	14.5	7.6	6.2	101.7	96.3	38.1	43.8	21.0	19.9	187.0	180.7

(1)	Excluding derivatives with an EAD of EUR 18.4 billion
(2)	Including loans called or loans where extensions are being processed

As of December 31, 2011, the remaining maturities (following the expiration of fixed terms) in the Commercial Real Estate segment’s portfolio were in the mid-range, with 79% being within the next four years. Regionally, Germany accounted for EUR 4.3 billion of the loans whose terms will be modified between 2012 and 2015, France for EUR 1.3 billion and the United States for EUR 1.1 billion. At EUR 3.4 billion, this maturity range accounted for the largest portion of the portfolio wind-up in fiscal 2011 (EUR 4.1 billion). Term adjustments until 2015 are pending for three quarters of the portfolio in the Workout segment.

As of December 31, 2011, risk positions with an EAD of EUR 41.7 billion in the Public Sector segment’s portfolio had remaining maturities of at least 20 years. Of these, Italy accounted for EUR 22.1 billion, the United Kingdom for EUR 9.0 billion, Greece for EUR 3.4 billion and France for EUR 1.3 billion. At EUR 4.4 billion, the maturity range until 2015 accounted for the largest portion of the portfolio wind-up in fiscal 2011 (EUR 5.4 billion).

At EUR 22.9 billion as of December 31, 2011, more than one half of all exposures in the Structured Products segment had remaining maturities of at least 20 years. The United States accounted for

EUR 14.3 billion of the exposures with long maturities. Of the structured products, the PIIGS countries accounted for EUR 3.4 billion, the Netherlands for EUR 2.0 billion and the United Kingdom for EUR 1.9 billion.

As of December 31, 2011, 45% of the EAD or exposures of EUR 8.9 billion in the Infrastructure segment had maturities beyond 2040. Of this amount, loans in the UK accounted for an EAD of EUR 7.6 billion.

Watchlist and Problem Assets

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	(unaudited)
	(EAD in € billions)
Watchlist Assets	3.5	2.8	0.3	0.0	0.0	0.3	0.2	0.2	0.5	0.1	4.5	3.4
Problem Assets	1.5	2.5	7.3	5.8	0.1	10.6	1.2	1.4	3.2	3.9	13.3	24.3
Workout Assets	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.7
Restructuring Assets	1.5	2.6	6.6	5.1	0.1	10.6	1.2	1.4	3.2	3.9	12.6	23.6

Total	5.0	5.4	7.6	5.8	0.1	10.9	1.4	1.6	3.7	4.0	17.8	27.7

Risk positions are classified as “Watchlist Assets” if the payment is delayed for more than 60 days or if another fixed criterion triggers intensified monitoring of the given risk position.

The “Restructuring Assets” category contains exposures for which special loan loss provisions were recognized as well as exposures that have defaulted under Basel II categories (e. g. payment past due > 90 days).

“Workout Assets” comprise risk positions where a restructuring seems unfeasible, where legal action has been initiated and where a valuation allowance has been recognized.

“Restructuring” and “Workout Assets” are combined in the “Problem Assets” category.

The EAD of problem assets rose by EUR 11.0 billion in fiscal 2011 year especially due to the reclassification of the exposures in the Greece portfolio to the Restructuring category. In particular, this increase concerns the Public Sector segment with a plus of EUR 10.5 billion. Despite the decrease in the Workout segment by EUR 1.5 billion due to portfolio wind-up, 94% of all financing remains in the category of problem assets. Problem assets in the Commercial Real Estate and Infrastructure segments have risen slightly year on year, especially due to the reclassification of former Watchlist Assets to these categories, in turn causing a slight decline in the Watchlist Assets.

The early warning system is designed to identify and closely monitor borrowers of FMS-WM whose credit quality or collateral might deteriorate. Non-performing risk positions where the arrears exceed 90 days are assigned to the departments tasked with non-performing loan management (i.e. Watchlist, Restructuring, Workout). These departments test the non-performing loans for impairment at regular intervals and upon occurrence of certain predefined events (so-called trigger events) to determine the need for write-downs. If there are indications of impairment, the respective department prepares a proposal for special loan loss provisions that must be approved by the Risk Committee of FMS-WM.

The amount of the general loan loss provisions is determined by considering the PD and the LGD and is also approved by the Risk Committee of FMS-WM.

Major Challenges from Counterparty Default Risks

The transferred portfolio imposed major risks on FMS-WM, which will have a major impact on FMS-WM’s results of operations in future and also impact SoFFin’s loss compensation obligations. The most important of these are as follows:

•

Portfolio concentrations: The EL always constitutes only the current expectation value. As the example of Greece in fiscal 2011 shows, the actual losses that are incurred at a later date may deviate substantially from the expected losses. The more concentrated the portfolio, the greater the risk of significant deviations in the actual loss from the expected loss. There are major concentrations in the portfolio related to the so-called PIIGS countries and other European countries, especially in the Public Sector segment. Additional losses that substantially surpass the determined EL are conceivable if a widening of the European sovereign debt crisis leads to further defaults.

•	Long maturities: In 61% of the cases, the stipulated contractual maturities of the credit risks assumed significantly exceed the end of the planning horizon until 2020.

•

Restructuring risks: In many cases FMS-WM took over syndicated loans where it has varying junior positions that make it difficult to control the structure or influence it. This in turn may trigger restructuring risks that play a dominant role in the risk profile.

•

Financing structures: The financial and economic crisis has fundamentally changed the credit and capital markets. A significant number of FMS-WM’s risk positions comprise exposures that were liquid at one time but have turned out to be illiquid and hard to sell since the crisis. To make matters worse, in some market segments it will be very difficult or even impossible for FMS-WM to achieve a positive earnings contribution overall despite the extremely favorable funding conditions available to it because the stipulated risk premiums and margins do not match the current expectations of defaults on the given risk positions.

•

Adequate risk provisions: In light of the four challenges set out above, it is of particular importance to FMS-WM to recognize adequate risk provisions for the transferred risk positions, taking the requirements of the German Commercial Code into account. FMS-WM recognizes special loan loss provisions on exposures that are non-performing or where full repayment at maturity is already not expected from today’s vantage point. The adequate amount of the special loan loss provisions for risk positions where FMS-WM expects to liquidate the collateral is determined by discounting the expected proceeds from collateral disposal using a risk-free interest rate. While general loan loss provisions based on a (one-year) expected loss are recognized for potential default risks, country risk provisions entailing specific allowances calculated on a portfolio basis are recognized for transfer risks and conversion risks related to individual countries.

Market Risks

Any impairment of the value of the risk positions due to changed market conditions and market price factors gives rise to market risks. The following material types of market risks are particularly relevant to FMS-WM:

•	Interest rate risk: This risk concerns the change in the present value of risk positions due to changes in the respective market interest rates.

•	Foreign exchange (“FX”) risk: This risk results from a change in foreign exchange rates and indicates how the given change will affect the value in euro of an FX exposure.

•	Credit spread risk: This risk concerns the change in the present value in the event of changes in the underlying credit default swap or credit spread curve.

•	Other market risks primarily include:

•

Basis risks: Cross-currency basis risk may arise if transactions in foreign currencies are funded at non-matching maturities. Differences in the reference interest rates of transactions subject to variable interest rates may give rise to interest rate basis risks.

•	Inflation risk: Arises when specific products in the portfolio are linked to the inflation rate in certain countries or regions in respect of their interest payments or repayment structures.

FMS-WM is not exposed to equity and commodity risks.

FMS-WM’s market risk strategy serves to limit fluctuations in the value of the portfolio that arise from factors affecting market risks and their impact on parameters that are relevant to earnings. This concerns the risks arising in connection with the transferred portfolio as well as new market risks arising in connection with Treasury activities. The ratio of the expenditure required for hedging purposes in this context must be reasonable, taking into account the benefits and any related costs. The goal is to unwind existing risk positions and avoid new ones.

While Treasury operates on the principle that FMS-WM will not open positions solely for the purpose of making gains, it has discretion to act within predetermined limits. The market units of the Treasury division are responsible for the operational management of open positions; Risk Controlling is responsible for monitoring and the Asset and Liability Committee is responsible for setting limits and establishing principles in connection with risk steering.

Risk Identification

Market risks usually entail interest rate and foreign exchange risks especially vis-à-vis the US dollar owing to the structure of the portfolio. Credit spread risks give rise to potential changes in value, primarily in tradable securities. Given its long perspective with an intention to hold most positions to maturity and applicable accounting standards, FMS-WM only reacts to fluctuations in the credit spread depending on the specific risk position. The portfolio servicer’s daily data deliveries as well as both the information available in the systems along with current market data serve as the basis for identifying the market risks.

Risk Analysis and Assessment

Interest rate risks are analyzed using sensitivity analyses, i.e., the effect of a shift by one basis point in the interest rate curve on the portfolio’s net present value. Separate analyses by maturity ranges enable FMS-WM to perform more extensive analyses of interest rate risks besides their sensitivity to a parallel shift, e.g., when the curve turns. In addition to the detailed analysis by maturity range, separate assessments by currency are performed to take into account that every currency has a different interest rate curve. Since April 2011, these sensitivities have been determined on the basis of the “no spread method” where the credit spread is eliminated from the cash flows of a risk position to obtain an adjusted interest rate sensitivity for risk steering purposes. This method was further refined in the third quarter of 2011.

Analogous to interest rate risks, foreign exchange risks are analyzed based on sensitivities via a change in the net present value (“NPV”) in case of changes in exchange rates by 1% relative to the euro. The no spread method is applied here as well. The on-balance sheet foreign currency position is determined and analyzed on a monthly basis because risk steering is focused on keeping fluctuations in parameters relevant to income as small as possible.

Credit spread risks are determined using a current spread view, i.e., the discount is based on the current credit spreads. The parameter used in this case is the change in the NPV relative to changes in the credit spread by one basis point.

Suitable monthly stress tests based on adequate hypothetical and historic interest rate, foreign exchange and credit spread scenarios complement risk measurement and analysis based on sensitivities. These stress scenarios encompass the scenario specifications of Deutsche Bundesbank with respect to interest rate, FX and credit spread risks that were taken over from PBB and internally rated as relevant. Other relevant scenarios entail interest rate risk scenarios based on Basel II. Aside from these scenarios arising from singular shifts in the given type of market risk, FMS-WM also examines the extent of the change in the net present value if extreme historical market shifts were repeated for all types of market risk.

Risk Steering

Treasury opens risk positions only to a limited extent and subject to the existing limits for purposes of risk steering. This is particularly necessary for short-term liquidity management, which can expose FMS-WM to short-term interest rate risks. In addition, the management of interest rate and foreign exchange risks may give rise to a limited amount of open risk positions subject to the existing limits. For reasons of efficiency, risk positions are subject to effective hedging in these cases only when certain transaction volumes have been reached. A short-term lack of market liquidity may force FMS-WM to settle all transactions at poor pricing, leading to high costs.

The credit portfolio management units and Treasury may only utilize financial instruments for hedging the risk positions that can be objectively valuated using best practice valuation.

A limit system for interest rate sensitivities by main currency and maturity range (including an escalation process in the event of limit breaches) was introduced at the start of the second quarter of fiscal 2011 for steering interest rate risks once the no spread method had been implemented.

The approach to managing the foreign currency position was fundamentally revised in the first half of 2011 and is now based primarily on managing the on-balance sheet foreign currency position such that the effects of fluctuations from changes in foreign exchange rates on income are as low as possible. To this end, limits per currency have been put in place, and an escalation process has been adopted and introduced. The limits are monitored monthly based on the previous month’s on-balance sheet foreign-currency position as well as postings of foreign currency transactions that are relevant to the balance sheet and have occurred in the interim. This approach is supplemented on a daily basis by the determination of foreign exchange sensitivities based on the no spread method and by monitoring by means of triggers. Any breach of the triggers initiates a root cause analysis in order to ensure that any foreign currency position relevant to the balance sheet can be hedged in a timely manner if necessary.

The risks from changes in credit spreads are monitored as part of the current reporting process but they are not actively limited. Recognition of all securities using the modified lower-of-cost-or-market principle prevents an increase in credit spreads from having a direct impact on profit or loss as long as an impairment is not permanent and FMS-WM holds the given securities to maturity. These risks are actively managed by portfolio management as part of portfolio wind-up.

Risk Monitoring and Reporting

Market risks may not exceed the sensitivity limits in the daily risk management process. Limits are monitored based on the daily market risk report that is prepared by the portfolio servicer and analyzed by FMS-WM’s Risk Controlling unit. The report is made available to both the Management Board and Treasury on a daily basis. Foreign exchange risks, which are defined via the on-balance sheet foreign currency position, may not exceed the fixed limits of the monthly process that was introduced in 2011.

The defined review and escalation process applies whenever limits are exceeded. Both the ALCO Report to the members of the Asset Liability Committee and the monthly wind-up report to both the Management Board and the Supervisory Board discuss market risks in varying levels of detail.

Risk Position

The main factors affecting interest rate sensitivities are exposures in assets and liabilities with fixed interest rates where the interest rate risks are hedged largely through interest rate derivatives. As determined based on the no spread method, the interest rate sensitivity as of December 31, 2011 was EUR negative 0.17 million. This means that the value of the portfolio falls by EUR 0.17 million in case the interest rate curves of all currencies simultaneously rise by one basis point. Substantial interest rate sensitivity exposures concern the US dollar in the amount of EUR negative 0.15 million and the pound sterling in the amount of EUR negative 0.09 million. All risk positions have declined substantially since December 31, 2010 but their values as of December 31, 2011 are not comparable because of a switch from the previously used initial spread method to the no spread method. The initial spread method takes the credit spread that existed at the time a given position was acquired into account when determining the interest rate sensitivity. The no spread method eliminates the credit spread and thus does not take it into account.

Given the stress scenarios defined for interest rate risks, a parallel increase in all interest rate curves by 200 basis points would have had the greatest negative impact negative EUR 35 million – on the net present value as of the December 31, 2011 reporting date.

FX risks are managed based on the balance sheet position and the derivative hedging positions subject to compliance with fixed limits. The FX position shown in the balance sheet is closed to an extent that enables compliance with the approved limits. Stress scenarios are calculated for the FX sensitivities that are determined on a daily basis. Given the defined FX stress scenarios, an increase by 15% in the value of the euro against all other currencies would have the greatest negative impact – EUR 285 million – on the net present value as of December 31, 2011.

The very sharp increase in some credit spreads – particularly those of the PIIGS countries – had a substantial, negative effect on the portfolio’s net present value in 2011 as well. Inflation risks – as an aspect of market risks – are deemed to be negligible. Most of them are hedged. Inflation sensitivities are low and remain relatively constant. There are no equity and commodity risks in the portfolio.

Liquidity Risks

FMS-WM distinguishes between tactical and strategic liquidity risk:

•

Tactical liquidity risk concerns the risk of not being able to generate sufficient cash on short notice such that present or future payment obligations may not be fulfilled at all, not in full or not when due under the contract.

•

Strategic liquidity risk is the risk of only being able to implement the necessary measures described in the funding strategy in the market at greater expense. For instance, an unexpected rise in funding costs might result from general market distortions or idiosyncratic events.

As part of its tactical liquidity management FMS-WM ensures an adequate cash flow at all times primarily by maintaining an adequate liquidity reserve. Both the funding strategy and the funding plan serve to ensure its strategic liquidity.

The liquidity risk strategy aims to ensure at all times – even in stress scenarios – that FMS-WM would be solvent without having to seek recourse from the SoFFin by drawing on the latter’s loss compensation and liquidity support obligations. To that end FMS-WM maintains a sufficient liquidity reserve (assets eligible for ECB funding purposes to hedge against unexpected cash outflows) and diversifies its funding (in respect of lenders as well as maturities and instruments).

Risk Identification

To identify the tactical liquidity risks, the liquidity maturity profile is analyzed for each maturity range based on different scenarios that were adjusted in 2011 to reflect the specific situation of FMS-WM and then compared to the liquidity cushion, and analyzed by product group and compared to the internal control limits imposed by Treasury.

Strategic liquidity risks are identified by means of an analysis of the expected funding costs based on the long-term funding structure and the expected cash outflows in accordance with the assumptions under both the winding-up plan and the funding plan.

Risk Analysis and Assessment

In the short 2010 fiscal year, liquidity risk was measured using the method taken over from the HRE Group. In fiscal 2011, a method to model FMS-WM’s liquidity position that is specific to FMS-WM was introduced. Apart from aspects of the liquidity coverage ratio under Basel III, this method also reflects the specific situation of FMS-WM with respect to relevant scenarios.

Analyzing tactical liquidity requires determining the liquidity position by means of the statement of maturity of assets and liabilities (gap profile), which is based on the 24-month forecast for three components:

•	Contractual cash inflows and outflows including nostro accounts;

•	Assumptions with respect to:

•	Extensions of available assets;

•	Drawdowns from credit lines granted;

•	Availability of the funding instruments; and

•	Liquidity effect of market scenarios;

•	Liquidity reserve encompassing liquid, free assets eligible for ECB funding purposes.

Several scenarios were newly developed in 2011 with respect to the assumptions. They include both the normal case as the basic assumption as well as various stress scenarios such as the global financial market crisis scenario. This scenario is based on the following assumptions:

•	Extension of 75% of all commercial real estate loans where term adjustments are due;

•	Drawdown of all credit lines granted;

•

Strong aversion to risk on investors’ part, resulting in flight to quality investments with demand for very well secured instruments of issuers with good ratings. As a result, substantial deterioration in the options for extensions on the funding side, e.g., no tri-party repos, no deposits, only 25% of the European Commercial Paper; and

•	Market scenarios that would worsen the current liquidity position for a period of 90 days with a confidence level of 95% based on a historical simulation of the market parameters since 2003.

In 2011, monthly back-testing of the projected liquidity position compared with the actual liquidity position was introduced to enable regular reviews of the adequacy of the assumptions in the scenarios.

Strategic liquidity is determined by analyzing the deviation of the actual funding volume from the funding plan, the deviation of the funding costs from the funding plan as well as funding concentrations.

Risk Steering

Tactical liquidity is managed by the Treasury unit, which is responsible for ensuring the availability of short-term liquidity at any time, allowing for price aspects and the external effects of FMS-WM’s activities. Secured and unsecured money market instruments are available to this end based on an approved product catalogue.

The Capital Markets Funding unit is mainly tasked with ensuring strategic liquidity. To this end, the unit prepares the long-term funding strategy as well as the funding plan derived from it and uses direct access to the capital markets to implement both via issues with maturities of more than one year.

For the purpose of limiting liquidity risk, the scenario that would significantly affect FMS-WM given its funding structure, was selected out of the defined stress scenarios. The Global Financial Market Crisis scenario and a minimum survival period of 90 days were fixed as the limit based on the experience of recent years. Within this period, the liquidity position must be positive even under the premises of the defined scenario such that FMS-WM remains solvent at all times by realizing its liquidity reserve.

The liquidity contingency plan fixes the actions that must be taken in the event of a liquidity shortfall.

Risk Monitoring and Reporting

FMS-WM’s liquidity profile is monitored daily and reported to both the Management Board and the Treasury unit. Risk Controlling monitors compliance with the limit on a daily basis. The following escalation process is carried out in case of limit breaches:

•	First: Treasury verifies the limit breach and gives its view of the expected duration of the breach and the actions required to cure it.

•	Second: Risk Controlling comments on these measures and monitors their implementation.

•	Third: The Management Board is notified immediately of the limit breach.

As long as the limit breach has not been cured, the Management Board and Treasury are kept abreast daily of the degree to which agreed-upon steps have been implemented. ALCO is also informed of the limit breach as part of the regular reporting. In addition, the liquidity position is reported monthly to the Management Board and the Supervisory Board as part of the monthly wind-up report.

Risk Position

Redemption in full of EUR 15 billion in SoFFin-backed securities during the first half of 2011 fully eliminated FMS-WM’s reliance on SoFFin guarantees for its funding; FMS-WM replaced these securities with its own issues.

Given high investor demand for triple-A rated issuers, FMS-WM succeeded in implementing its funding strategy in the money and capital markets and further improved the envisioned diversification of its funding sources in respect of counterparties, products, regions, currencies and maturities.

FMS-WM considerably enhanced its issuing activity under the existing money market programs. In addition, the volume of secured and unsecured money market products (institutional deposits and bilateral repos) was expanded as part of the process of diversifying funding sources. Tri-party repos were established in the first quarter of fiscal 2011 as an additional funding source and expanded throughout the year.

FMS-WM succeeded in establishing itself as a reliable prime frequent issuer on the international capital markets in 2011, its first full fiscal year. This constitutes the implementation of another key element of its funding strategy. It is on this basis that FMS-WM floated EUR 20.8 billion in capital market issues in 2011. This included three strategic EUR benchmark issues with a total volume of EUR 7.5 billion. FMS-WM also floated issues in GBP, USD and SEK and put in place the prerequisites for documenting and floating benchmark issues in both CHF and AUD.

Plans call for the further diversification of funding sources by product, region and currency in 2012 as well.

FMS-WM reduced its indirect central bank funding in the course of 2011 from EUR 93.3 billion as of December 31, 2010 to EUR 35.2 billion as of December 31, 2011, lowering its reliance on the central bank’s future interest rate and monetary policies. A funding structure that does not entail obtaining liquidity directly from the ECB was fully implemented at the end of March 2012.

As of December 31, 2011, FMS-WM’s positive liquidity cushion was EUR 4.0 billion based on the assumptions of the stress scenario, Global Financial Market Crisis, and pursuant to the defined minimum survival period of 90 days.

Operational Risks

FMS-WM distinguishes three kinds of operational risks: (i) outsourcing risks, (ii) project risks and (iii) other operational risks.

•

Outsourcing risk: Refers to potential losses from the outsourcing of services to third parties. Apart from a default of the portfolio servicer, this also includes the risk that services contracted for are not provided at all or not in the stipulated quality or within the stipulated time.

•	Project risk: Refers to the risk that FMS-WM cannot adequately fulfill key functions owing to unsuccessful or late implementation of the goals set out in its major strategic projects.

•

Other operational risks: This includes all risks of loss arising from the inadequacy or failure of internal processes, people or systems, or due to external events (e. g. defective data quality, process errors, fraud). Pursuant to Basel II, this definition includes legal risks.

The strategy for addressing operational risks aims at avoiding and reducing them through early detection, recording, analysis and monitoring. A timely and meaningful system for reporting events and actions concerning operational risks to the management as part of the wind-up report was put in place in 2011. The aim is to ensure that sufficient data and analyzes are available for minimizing existing operational risks in a targeted fashion.

Risk Identification

FMS-WM established a separate unit for managing and monitoring outsourcing risks in 2011 given the substantial significance of the outsourcing risk. Service provider management within the sourcing department serves to identify risks based on the assessments of the decentralized recipients of the services and the services stipulated in the service level agreements.

FMS-WM established a project risk office in the fourth quarter of 2011 given the equally great significance of the risks from major strategic projects that are related to the preparations for terminating the HRE Group’s portfolio servicing activities. The potential risks are identified with respect to the aims of a given project in a three-stage process that comprises risk reporting, risk categorization and risk recording in the project risk database.

In addition, the portfolio servicer tracks other operational risks by recording relevant loss events in a loss database, conducting the annual operational risk self-assessment and analyzing key risk indicators. Similarly, FMS-WM introduced loss data recording in the fourth quarter of 2011 and carried out the operational risk self-assessment across all units for the first time.

Risk Analysis and Assessment

The sourcing department analyzes and measures outsourcing risks by reviewing the specifics of the stipulated services based on performing and evaluating regular surveys among the respective decentralized recipients of the services. The quality of the services rendered is evaluated on the basis of assessment criteria such as timeliness, formal accuracy, substantive completeness, substantive quality, degree to which the tasks and agreements have been implemented as well as internal or external audit comments. Before a contract is made with any newly selected service provider, the sourcing department performs a detailed risk analysis using a standardized questionnaire, which serves as the basis for assessing the materiality of each individual act of outsourcing. This risk analysis is updated as necessary but at least once a year.

Individually identified project risks are analyzed and assessed based on qualitative estimates of their probability of occurring and their potential impact using defined five-stage scales. Combining the two parameters yields an overall assessment that entails classifying each individual project risk into a risk matrix. Which combinations are classified as low, high or critical are defined for the matrix. This procedure was introduced in the fourth quarter of 2011 and must be carried out by the project managers in cooperation with the project risk office.

Other operational risks related to the services of the portfolio servicer are analyzed and evaluated ex post facto based on the severity of events that have occurred, on an ongoing basis based on a regular operational risk assessment, as well as by means of stipulated key risk indicators at the portfolio servicer. Potential risks are assessed via the operational risk self-assessment by estimating the probabilities of their occurrence and the resulting potential losses.

Risk Steering

Outsourcing risks are managed through regular communication with the various service providers and through measures that are coordinated with them and followed up on by FMS-WM. In this context, among other problems, inadequate services are discussed, and both sides cooperate to bring about improvements. To this end, a three-stage escalation procedure that starts with the responsible staff member and ends with the Executive Board was defined to in accordance with the cooperation agreement at the time material services were outsourced to the HRE Group in 2011.

For purposes of steering material project risks, the steering committee of the given project may adopt suitable steps and Plan B scenarios with the aim of minimizing the effects of such risks and / or the probability of their occurrence. With respect to project risks arising in connection with major strategic projects that have been classified as critical pursuant to the risk matrix, it is mandatory to develop and implement suitable steps and to evaluate any necessary Plan B scenarios.

For potential other operational risks that were classified as critical in the OpRisk self-assessment, action plans and measures are required to be stipulated and implemented with a view to reducing the amount of the loss or the probability of a risk’s occurrence to such an extent that the classification is lowered by at least one stage. Depending on the given responsibilities, these risks are managed by the portfolio servicer or by the responsible department of FMS-WM. Potential steps serving to improve the at-risk situation include introducing the dual-control principle, personnel measures, IT precautions, operational rules and regulations, process documentation or the purchase of insurance policies. A contingency plan was defined in 2011 for all processes critical to operations with the aim of hedging operational risks within FMS-WM. A new-product process serves to lower risks arising in connection with operating new products or restructurings.

FMS-WM uses clearly defined governance structures and processes to manage legal risks. Material audits and disclosures were discussed and documented in connection with the creation of FMS-WM. FMS-WM’s close cooperation with both the portfolio servicer and its supervisory bodies / regulators makes it possible to identify potential future risks early on and avoid them before they arise. External specialists are used as necessary in connection with legal matters. Prior to the portfolio transfer, PBB disclosed legal risks which are rooted in the portfolio that was transferred to FMS-WM without prior due diligence. In its capacity as the portfolio servicer, the HRE Group is responsible for identifying and managing such legal risks. The portfolio servicer is required to minimize and avert all impending legal risks to the greatest extent possible. This applies in particular to litigation risks arising from the litigation taken over. The head of the internal Legal Compliance & Audit unit manages and reviews the portfolio servicer’s work. In particular, FMS-WM counteracts the risk of internal and external fraud based on an ICS and an internal audit unit, and by increasing employees’ risk consciousness and the need for vigilance.

Risk Monitoring and Reporting

The sourcing department is responsible for monitoring outsourcing risks and informing the Management Board via the monthly wind-up report as well as a detailed report on service provider management about outsourcing partners’ services and all related risks.

Measures serving to lower project risks are monitored by the project risk office and documented as to the progress of their implementation. The project risk report contains a detailed overview of all project risks classified as critical or material, their possible causes and potential effects, the assessment of the risks pursuant to the risk matrix as well as recommended steps to manage them and the status thereof. This report has been made available to the Management Board on a regular basis since the first quarter of 2012.

Other operational risks that concern the services rendered are monitored directly at the portfolio servicer. Defaults that have occurred and the implementation status of key measures, in particular those relating to risks classified as critical in the operational risk self-assessment, are reported to both the Management Board and the Supervisory Board on a monthly basis in the wind-up report. The results of the annual OpRisk self-assessment are also reported annually to the Management Board and the Supervisory Board along with the results of the internal operational risk self-assessment that is conducted by FMS-WM’s risk controlling unit.

Since the third quarter of 2011, the portfolio servicer has been making available a quarterly report on relevant key risk indicators that have been determined in cooperation with the risk controlling unit of FMS-WM; it addresses potential operational risks at the portfolio servicer and is reported to the Management Board along with the results of the risk self-assessment.

The reports described above provide the Management Board with comprehensive information on operational risks both at the portfolio servicer and at FMS-WM.

Risk Position

Outsourcing tasks to the portfolio servicer creates a dependency which FMS-WM can only influence to a very limited extent. Apart from making data and other portfolio-related information available, the portfolio servicer is required to ensure that the employees tasked with the given work possess the requisite know-how and expertise. FMS-WM does not have the ability to influence these matters, either directly or indirectly.

Some of the processes and organizational structures of FMS-WM are also still being established, with the result that FMS-WM will be exposed to increased other operational risks until everything is in place.

Financial losses of EUR 107 thousand from operational risks were incurred in fiscal 2011. While the need to restate certain prior-year figures in fiscal 2011 due to a process error at the portfolio servicer did not trigger any financial losses whatsoever, the service-related internal control system and its documentation by the portfolio servicer were expanded in the wake of this event.

FMS-WM is exposed to the same operational risks as the HRE Group because the latter provides material services pertaining to the management of the portfolio and has access to the systems used for settlement and monitoring purposes. In particular, this includes the following risks which are discussed in the management report of PBB for the year ended December 31, 2011:

•	High number of manually recorded transactions;

•	High number of different processing and monitoring systems;

•	Increased level of susceptibility to errors with regard to the manual processes and controls which are carried out for ensuring data consistency;

•	Significant reliance on know-how of key personnel for dealing with the continuing enhancements on the one hand and for operating daily business on the other.

FMS-WM is also exposed to substantial additional risks that arise from its special situation in that it must rely on the portfolio servicer and must replace it by September 2013 pursuant to the requirements of the EU:

•	Reliance on the quality of external services;

•	Reliance on the success, in terms of both time and quality, of the major strategic projects that pertain to the preparations for terminating the HRE Group’s services by September 2013; and

•	Risks from the legal complexity of the transferred portfolio.

Other Risks

In addition to counterparty default risks, market risks, liquidity risks and operational risks, the following risk types are also material to FMS-WM.

Strategic Risk

Given the business model of FMS-WM, risks arising from potentially disadvantageous corporate decisions or lack of reaction by management to changes in FMS-WM’s business environment are particularly relevant to decisions on wind-up strategies and/or other strategic decisions. Detailed and diligent analyses of all advantages and disadvantages of the available options serve to minimize the risk of making wrong decisions.

Reputational Risk

Given the public’s interest in FMS-WM, the reputational risk has a material and direct impact on the market presence of FMS-WM as well as on assessments by potential funding and hedging partners of FMS-WM.

Reputational risks are managed via coordinated and proactive external communications and the public relations work of the communications unit.

Tax Risk

Tax risk arises from potential changes in tax laws, potential changes in tax rulings, possible errors in the application of tax laws or inadequate deliveries of data. FMS-WM uses clearly defined processes to analyze and manage risks arising from tax laws. It turns to external advisers as necessary in connection with tax matters.

Shareholder Risk

Risks arising from the equity investments transferred to FMS-WM are recorded, managed and monitored via the risk types contained in the given equity investments. The largest equity investments of FMS-WM include receivables or securities and thus are recorded as part of the exposures related to the individual risk types described. Other equity investments comprise project companies to which properties from rescue acquisitions have been contributed. These properties are exposed to risks from changes in their value that are measured as described below.

Real Estate Risk

The commercial real estate III unit currently manages the real estate portfolio that encompasses nothing but rescue acquisitions (takeover of real estate collateral in project companies to limit losses in connection with the realization of collateral). This unit determines the properties’ market prices with the help of external experts and commissions repairs and maintenance measures to maximize the properties’ value. The associated risks are basically managed by renting such properties and selling them with the aim of unwinding the real estate portfolio in ways that maximize its value.

Assessment of the Overall Exposure and Outlook

FMS-WM was established for the purpose of assuming risk positions and non-strategic operations of the HRE Group by transfer and unwinding them in the long term pursuant to a defined winding-up plan aimed at maximizing the value of the assets. Risks arise in particular from the credit risks assumed in connection with the loan business as well as from the securities portfolio of the HRE Group.

FMS-WM is an organizationally and financially independent wind-up institution (Abwicklungsanstalt) under public law with partial legal capacity; pursuant to Section 8a FMStFG, as such it is exempt from specific statutory and regulatory requirements applicable to banks. Under its charter, losses exceeding its equity are offset by its owner’s loss compensation obligation.

The parameters of the portfolio’s unwinding are set out in the winding-up plan. The success of the wind-up activities, as well as several aspects of the business activities, are reviewed on a monthly basis in the wind-up report by comparing them to the winding-up plan. FMS-WM will update the winding-up plan at regular intervals and adjust it to prevailing market developments starting in 2012. Operational risks – especially outsourcing and project risks – and credit risks constitute the primary risks to which FMS-WM is exposed.

The credit risks arise from the portfolio of the HRE Group that was transferred to FMS-WM. With the exception of a few cases related to forced extensions, restructurings and rescue acquisitions subject to strict limits, under its charter FMS-WM may not engage in any new business that entails additional credit risks. In keeping with its wind-up strategy which seeks to maximize the value, FMS-WM works to reduce the credit risks incrementally pursuant to the guidance in the winding-up plan. In addition to regular detailed reports by the portfolio managers, the comprehensive wind-up report informs FMS-WM on a monthly basis of the current status of the credit risks such that it can define and implement suitable measures as necessary.

FMS-WM recognizes risk provisions for at-risk and impaired risk positions by recognizing special loan loss provisions for loans or writing down securities. In addition, general loan loss provisions are recognized for potential default risks in the portfolio. Country risk provisions are recognized as necessary for country risks.

Market and counterparty risks are subject to stringent limits and extensive monitoring. Changes in the interest rate, foreign exchange and counterparty risks to be monitored arise in particular from permitted and necessary funding and hedging activities.

FMS-WM has been exposed since the start of fiscal 2012 not just to outsourcing risks but also to project risks from the implementation of three major projects that serve to prepare the termination of the HRE Group’s services. Besides aligning the system environment, all relevant IT systems must be duplicated and a functional service unit that is independent of the HRE Group must be established by the end of 2013. A separate department that monitors the progress of the complex projects was already established at the end of 2011 to limit the project risks. This department is allocated to the COO unit and regularly reports in Management Board meetings on the progress of the projects and potential risks.

Internal Control / Risk Management System Relevant to the Financial Reporting Process (ICS/RMS)

The internal control and risk management system relevant to the financial reporting process (ICS/ RMS) of FMS-WM serves to ensure compliance with financial reporting standards and requirements and the reliability of the accounting.

Accounting (Finance & Tax department) is assigned to the CRO division and managed by the Head of Risk Control & Portfolio Steering.

FMS-WM has outsourced material aspects of its accounting to the HRE Group, the portfolio servicer. The portfolio servicer and FMS-WM entered into a cooperation agreement on September 30, 2010. Service level agreements concerning the accounting services to be rendered were prepared to that end.

FMS-WM and the portfolio servicer jointly established an ICS and an RMS in respect of the financial reporting process that is appropriate for FMS-WM’s activities. The ICS/RMS of FMS-WM relevant to the financial reporting process basically comprises guidelines and processes that reasonably ensure complete, timely, accurate recognition and booking of transactions on an accrual basis in accordance with statutory and other requirements.

The following services have been outsourced to the portfolio servicer based on service level agreements related to accounting:

•	Keeping the general and subsidiary ledgers, maintaining the ledger master data, current bookkeeping as well as payment transactions;

•

Preparations for the periodic closing of the books and delivery of all data relevant to bookkeeping and accounting required for preparing the financial statements (annual, monthly and quarterly reporting);

•	Refinement of the existing accounting manual of FMS-WM as well as continuous support in decision-making processes relevant to accounting and financial reporting; and

•	Preparing reports under regulatory and supervisory requirements.

As portfolio servicer, the HRE Group uses further servicers for fulfilling key aspects of these tasks.

FMS-WM has decision-making authority as to the following methods and decisions related to the accounting process:

•	Making decisions on recognition, measurement and disclosure options;

•	Providing incoming invoices and booking instructions, e. g. for booking valuations, provisions and deferred taxes.

Above and beyond authority in respect of methods, both the responsibility and the decision-making authority for valuations in individual cases – in particular recognition and reversal of impairment losses on loans, write-downs and write-ups of securities as well as recognition and reversal of provisions – rest with FMS-WM.

The accounting policies of FMS-WM are set out in its accounting manual. It is refined on an ongoing basis and is made available to all relevant areas of FMS-WM. There are also supplementary guidelines.

Strategic and risk-related developments can be considered in accounting and reporting in timely fashion as well because Risk Controlling & Portfolio Steering also belong to the relevant risk and steering committees.

The necessary IT system infrastructure is made available by the portfolio servicer. The accounting department of FMS-WM was given certain read-only rights on systems relevant to bookkeeping and accounting. Timely exchange of data between FMS-WM and the portfolio servicer in respect of the services stipulated in the service level agreements is assured via a Sharepoint server.

The annual financial statements and management report of FMS-WM were prepared in accordance with Section 8a (1) Sentence 10 in conjunction with Section 3a (4) FMStFG and the supplementary provisions of its charter pursuant to the accounting standards of the German Commercial Code for large corporations and the supplementary provisions for credit institutions of the Verordnung über die Rechnungslegung der Kreditinstitute and Finanzdienstleistungsinstitute (German Accounting Directive for Banks and Financial Services Providers – RechKredV).

Certain quantitative and qualitative components of the annual financial statements and the management report are delivered by the portfolio servicer and by other units of FMS-WM as part of external accounting services. The relevant controlling and monitoring activities are described below.

FMS-WM has implemented various controlling and monitoring mechanisms to ensure the propriety of its bookkeeping. These mechanisms check the statements and disclosures in the annual financial statements as to completeness, approach, accuracy, valuation, rights and obligations, recognition and compliance with the accrual basis of accounting. Controls have been implemented to minimize identified risks. Both the design and the implementation of the controls are embedded in the respective processes through suitable steps to ensure the efficacy of the ICS. The ICS relevant to the financial reporting process constitutes the totality of all measures and activities that ensure compliance with both the codes of conduct specified by the Executive Board of FMS-WM and other laws and thus the reliability of the accounting of FMS-WM, indirectly or directly.

In its totality, the documentation of the internal control system of FMS-WM – including the service-specific documentation of the ICS of the portfolio servicer or the (subsidiary) servicer responsible for the periodic closing of the books – reflects material elements of control related to FMS-WM’s ICS relevant to the financial reporting process. This also includes the dual-control principle, a set of rules allocating authority, a process for releasing invoices and booking vouchers as well as plausibility checks. This puts in place all preconditions for processing and documenting transactions in accordance with statutory requirements, the charter and internal guidelines; it also allows the portfolio servicer to record and book everything in timely fashion.

The existing professional and technical control mechanisms within FMS-WM’s accounting are integrated into the auditing cycles of the internal audit department in future. The portfolio servicer makes any findings from internal and external audits and reviews related to aspects of the outsourced accounting available to FMS-WM. FMS-WM processes these data on its own and allocates them to the service relationships and / or specific service level agreements. Steps designed to ensure the quality of the service relationships are taken based on audit findings if deemed necessary by FMS-WM.

The integration of the portfolio servicer into the ICS of FMS-WM relevant to the financial reporting process is achieved, among others, by the following measures:

•	Controls that are integral to the service-specific ICS of the portfolio servicer and were made available to us in the form of various documentations;

•	Weekly meetings to coordinate matters with key technical experts; and

•	Regular jours fixes of the Executive Boards of FMS-WM and the portfolio servicer.

Management and Employees

Supervisory Board

FMSA appointed the first Supervisory Board (Verwaltungsrat) concurrently with the creation of FMS-WM in July 2010. No particular professional qualifications are required apart from experience and expertise in economics and finance. Persons who have been convicted or are being prosecuted for a felony or property offense are precluded from serving, as are those who have been involved in insolvency proceedings or have otherwise declared bankruptcy. The Supervisory Board is comprised of six members. Members of the Supervisory Board are generally appointed for three-year terms. Reappointments are permitted. The following table sets forth the names and functions of the current members of FMS-WM’s Supervisory Board, the date of their appointment and their principal occupations outside of FMS-WM as of February 11, 2013.

Name	Date of appointment	Principal occupation
Dr. Karl Kauermann (Chairman)	July 8, 2010	Businessman
Dr. Christopher Pleister (Deputy Chairman)	July 8, 2010	Member of the FMSA Steering Committee
Dr. Eckart John von Freyend	July 8, 2010	Businessman
Rita Geyermann	August 20, 2010	Director Loan Securitization, KfW Bankengruppe
Dr. Andreas Ricker	August 20, 2010	Head of Strategy at the Federal Republic’s Finance Agency
Prof. Dr. Harald Wiedmann	March 22, 2011	Lawyer and Auditor

Employees of FMSA may also take part in Supervisory Board meetings in their role as non-voting representatives of the legal regulatory body (FMSA) and as statutory agents of the owner (SoFFin).

As a whole, the Supervisory Board is charged with the oversight and management of the Executive Board (Vorstand) in particular and FMS-WM as a whole, including functions outsourced to the portfolio servicer. It is also responsible for deciding on the winding-up plan, resolutions concerning deviations from the winding-up plan, the annual wind-up report, appointing and removing members of the Executive Board, enacting rules of procedure for the Executive Board, appointing the auditor and adopting the final accounts. The Supervisory Board provides ongoing advice to the Executive Board on matters of particular strategic significance, and it may reserve decision-making for itself on a case-by-case basis.

In addition to its collective decision-making process, the Supervisory Board has also constituted specialized committees from its members, notably the Risk Committee and the Audit Committee. The Risk Committee of the Supervisory Board is tasked with making particularly important lending decisions on a case-by-case basis for loan applications received and voted upon by the Executive Board. In general, the Risk Committee considers all cases that are particularly relevant to risk (as determined by the risk management process described in “Risk Report – Organizational structure of risk management”), have major effects on profit or loss, or possess major strategic significance.

The Audit Committee is tasked with providing the necessary information for and conducting the review of the annual financial statement and audit.

Subordinate to the Supervisory Board is the Executive Board and the rest of the operational management of FMS-WM.

Executive Board

The Executive Board manages the business of FMS-WM and represents it in and out of court.

The members of FMS-WM’s Executive Board (Vorstand) are appointed by the Supervisory Board. FMS-WM’s Executive Board currently has three members who are appointed for renewable four-year terms. Members of the Executive Board may be removed by either the Supervisory Board or the FMSA for good cause, such as a violation of the felony and bankruptcy provisions in the FMS-WM charter or for gross violation of their duties.

The FMS-WM charter requires the Executive Board members to exercise prudent, diligent, and sound business judgment and makes them jointly and severally liable for any losses resulting from a breach of that duty. The Executive Board is charged with the business management and legal representation of FMS-WM. It may make legally binding decisions jointly, or it may give power of attorney to one or more persons who may act in concert with each other or, in the case of one person, with another Executive Board Member.

Members of the Executive Board

FMS-WM’s Executive Board currently has three members: Dr. Christian Bluhm, Ernst-Albrecht Brockhaus and Norbert Kickum. Short biographies of the current Executive Board members are set forth below:

Dr. Christian Bluhm

Dr. Christian Bluhm (former head of credit portfolio management at Credit Suisse in Zurich) was appointed effective July 8, 2010. Dr. Bluhm serves as Chief Risk Officer and Chief Financial Officer of FMS-WM and is responsible for credit risk management, risk controlling & portfolio steering, structured products, quantitative analytics, corporate assets and public finance, sovereign finance and communications.

After graduating with a doctorate in mathematics and spending time on research projects in the United States and Germany, Dr. Christian Bluhm worked in risk management for Deutsche Bank before moving to the risk management practice group at McKinsey. In 2001, he joined HypoVereinsbank, where he was responsible for the analysis and assessment of structured credit products as the team leader in credit portfolio management. In 2004, he became head of credit portfolio management at Credit Suisse in Zurich, where he last worked as managing director.

Ernst-Albrecht Brockhaus

Ernst-Albrecht Brockhaus (former director of group treasury and investor relations at Bayerische Landesbank in Munich) was appointed effective September 1, 2010. Mr. Brockhaus is responsible for treasury, capital markets funding, credit markets and derivatives and market advisory.

After graduating in business administration from the University of Cologne, Ernst-Albrecht Brockhaus began his professional career in 1988 as a senior trader for interest derivatives at Trinkaus & Burkhardt. This was followed by positions at Sal. Oppenheim, Commerzbank and Deutsche Bank in asset/liability and product/risk management. In 2000, he joined Deutsche Verkehrsbank as director of the group treasury. From 2002 on, Mr. Brockhaus worked for Bayerische Landesbank, most recently as director of group treasury and investor relations. In this position, he was responsible for both planning and securing liquidity for Bayerische Landesbank’s group-wide treasury governance.

Norbert Kickum

Norbert Kickum (former senior advisor to KPMG AG Wirtschaftsprüfungsgesellschaft) was appointed effective March 1, 2012. He serves as Commercial Real Estate Officer of FMS-WM and is responsible for commercial real estate and global workout.

After graduating from the University of Münster with a degree in business administration, Norbert Kickum began his career in 1982 at Bayerische Hypotheken- und Wechselbank AG, first as a credit analyst and corporate customer relationship manager and later as a branch and area manager in and outside Germany. He moved to Siemens AG in 1997 and became co-responsible for the newly founded Siemens Financial Services GmbH as one of its managing directors. In 2002, he was appointed as CFO of Thomas Cook AG and, in 2005, as a member of the management board of Aareal Bank AG with responsibility for the bank’s international commercial real estate business. Norbert Kickum was instrumental in establishing and expanding the bank’s business in the three continents of Europe, North America and Asia. Before joining FMS-WM, Norbert Kickum was a senior advisor for KPMG AG Wirtschaftsprüfungsgesellschaft.

Management Board

The Management Board (Geschäftsleitung) is responsible for the operational management of FMS-WM.

Members of the Management Board

FMS-WM’s Management Board is composed of the members of the Executive Board and the General Manager of FMS-WM, Frank Hellwig, who serves as the Chief Operating Officer (“COO”).

Short biographies of the current Executive Board members can be found under “Management and Employees – Executive Board – Members of the Executive Board.” A short biography of Frank Hellwig is set forth below:

Frank Hellwig

After graduating in business administration, Frank Hellwig initially worked at Hypo-Bank AG before moving to HypoVereinsbank AG in 1998 as deputy director of group-wide accounting, management and controlling. From 2003 to 2009, Mr. Hellwig was a member of the management board at Hypo Real Estate Bank AG, where he was responsible for operations, personnel and finance, among others. Most recently, he was head of sourcing and corporate services at Deutsche Pfandbriefbank AG, a position with global responsibilities. He also played a leading role in the formation of FMS-WM.

Management Board Committees

The Management Board has formed several specialized committees to carry out various operational and strategic roles. These include the Management Board’s Risk Committee, the Portfolio Steering Committee, and the Asset and Liability Committee.

The Risk Committee is the corporate body that makes lending decisions in operational terms at the management level of FMS-WM. All members of the Management Board (if absent, their deputies) have the right to vote subject to applicable substitution rules. The Management Board’s Risk Committee makes loan decisions that must be made at the management level because they are relevant to FMS-WM’s exposure to risk.

The Portfolio Steering Committee is primarily responsible for adjustments of the winding-up plan subject to approval by the Supervisory Board and FMSA; recognition of specific and general provisions; adjustments of methods (for all risk types); and strategic decisions in respect of segments (e.g., geographic regions, asset classes, etc.); and general risk management. All members of the Management Board (if absent, their deputies) have the right to vote.

The ALCO serves as the Management Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions related to the structure of FMS-WM’s balance sheet and related liquidity and market risks. All members of the Management Board (if absent, their deputies) have the right to vote subject to applicable substitution rules. ALCO’s main tasks include monitoring the performance of FMS-WM and the structure of its balance sheet in respect of the winding-up plan, discussing its liquidity and market risk exposures (which includes adopting the requisite funding and hedging strategies) as well as fixing the relevant standards and guidelines for management of liquidity and market risks.

Employees

Recruiting highly qualified employees was an immediate priority for the Human Resources department of at FMS-WM following the launch of operations in October 2010. By the end of 2010, all second-tier management had been filled. As of December 31, 2011, 106 out of a target 170 positions had been filled. The target number is dynamically adjusted to the requirements of portfolio management and refinancing efforts.

Independent Auditors

The financial statements for the year ended December 31, 2011, including the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity have been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent auditor, as stated in their report appearing elsewhere herein, and are included in reliance upon their report.

The auditor’s report (Bestätigungsvermerk) has been issued in accordance with Section 322 of the HGB on the annual financial statements and the management report (Lagebericht) of FMS-WM as of and for the fiscal year ended December 31, 2011. The management report is neither included nor incorporated by reference in this Annual Report on Form 18-K.

Financial Statements and Report of the Independent Auditors

Audited Financial Statements for the year ended December 31, 2011

Annual financial statements

Balance sheet

of FMS Wertmanagement as at 31 December 2011

Assets				in € thousand	in € thousand	31.12.2011 in € thousand	31.12.2010 in € thousand
1.	Loans and advances to banks
	a)	Payable on demand			28,430,893		22,747,044
	b)	Other receivables			21,177,938		20,539,734
						49,608,831	43,286,778
2.	Loans and advances to customers					29,258,509	34,812,087
	of which: secured by mortgages € 2,230,299 thousand (previous year: € 606,824 thousand) public-sector loans € 9,830,968 thousand (previous year: € 10,417,533 thousand)
3.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	57,385,793			62,674,221
			of which: eligible as collateral for Deutsche Bundesbank advances € 33,248,007 thousand (previous year: € 40,473,765 thousand)
		ab)	Other issuers	58,384,970			65,357,539
			of which: eligible as collateral for Deutsche Bundesbank advances € 9,749,913 thousand (previous year: € 16,243,780 thousand)		115,770,763		128,031,760
	b)	Own debt instruments			129,219,608		115,743,616
		Principal amount € 128,985,000 thousand (previous year: € 115,574,751 thousand)				244,990,371	243,775,376
4.	Other long-term equity investments					6,719	6,719
	of which: in banks € 0 thousand (previous year: € 0 thousand)
	of which: in financial services institutions € 0 thousand (previous year: € 0 thousand)
5.	Shares in affiliated companies					386,929	315,681
	of which: in banks € 0 thousand (previous year: € 0 thousand)
	of which: in financial services institutions € 324,337 thousand (previous year: € 253,129 thousand)
6.	Fiduciary assets					495	479
	of which: fiduciary loans € 495 thousand (previous year: € 479 thousand)
7.	Intangible fixed assets
	Purchased concessions, industrial and similar rights and assets, and licences in such rights and assets					1,624	2,026
8.	Tangible fixed assets					786	165
9.	Other assets					9,985,237	3,068,908
10.	Prepaid expenses					7,526,334	8,018,482
Total assets						341,765,835	333,286,701

Equity and liabilities			in € thousand	31.12.2011 in € thousand	31.12.2010 in € thousand
1.	Liabilities to banks
	a)	Payable on demand	142,322		810,100
	b)	With agreed maturity or notice period	112,437,836		164,800,515
				112,580,158	165,610,615
2.	Liabilities to customers
	Other liabilities
	a)	Payable on demand	39,995		230,575
	b)	With agreed maturity or notice period	21,521,404		2,219,371
				21,561,399	2,449,946
3.	Securitised liabilities
	Debt instruments issued			181,557,894	139,651,229
4.	Fiduciary liabilities			495	479
	of which: Fiduciary loans € 495 thousand (previous year: € 479 thousand)
5.	Other liabilities			1,726,808	1,330,404
6.	Deferred income			22,242,888	23,873,212
7.	Provisions
	Other provisions			2,096,193	370,816
8.	Equity
	a)	Called capital
		Subscribed capital	200		200
		less uncalled unpaid contributions to subscribed capital	0		0
				200	200
	b)	Capital reserves		1,800	1,800
	c)	Retained earnings		0	0
	d)	Net accumulated losses		–2,000	–2,000
				0	0
Total equity and liabilities				341,765,835	333,286,701
1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements			11,671,874	16,828,552
2.	Other obligations
	Irrevocable loan commitments			4,301,698	2,157,693

Income statement

of FMS Wertmanagement for the period from 1 January until 31 December 2011

Income statement				in € thousand	in € thousand	01.01. – 31.12.2011 in € thousand	08.07. – 31.12.2010 in € thousand
1.	Interest income from
	a)	Lending and money market transactions		14,051,206			3,148,713
	b)	Fixed-income securities and registered government debt		3,300,044			939,506
					17,351,250		4,088,219
2.	Interest expenses				–16,798,631		–3,942,242
						552,619	145,977
3.	Commission income				173,754		25,704
4.	Commission expenses				–114,805		–112,016
						58,949	–86,312
5.	Other operating income					30,406	15,835
6.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–12,217			–1,251
		ab)	Social security, post-employment and other employee benefit costs	–1,802			–281
			of which: in respect of post-employment benefits € 705 thousand (previous year: € 226 thousand)		–14,019		–1,532
	b)	Other administrative expenses			–332,998		–127,390
						–347,017	–128,922
7.	Depreciation, amortisation and write-downs of intangible and tangible fixed assets					–533	–144
8.	Other operating expenses					–701	–16,600
9.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				–1,850,495		–1,947,636
10.	Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions				0		0
						–1,850,495	–1,947,636
11.	Write-downs of and valuation allowances on other equity investments, shares in affiliated companies and securities classified as fixed assets				–8,403,979		–1,023,093
12.	Income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets				0		0
						–8,403,979	–1,023,093
13.	Result from ordinary activities					–9,960,751	–3,040,895
14.	Taxes on income					–8,294	0
15.	Other taxes not included in “Other operating expenses” (item 8)					0	–1
16.	Income from loss absorption					9,969,045	3,038,896
17.	Net income / loss for the fiscal year					0	–2,000
18.	Accumulated losses brought forward					–2,000	0
19.	Net accumulated losses					–2,000	–2,000

Cash flow statement

of FMS Wertmanagement for the period from 1 January until 31 December 2011

Cash flow statement			01.01.2011 – 31.12.2011 in € thousand	08.07.2010 – 31.12.2010 in € thousand
1.		Net income / loss for the period before extraordinary items	0	– 2,000
		Non-cash items included in net income / loss for the period and reconciliation to cash flow from operating activities
2.	+/–	Depreciation, amortisation, write-downs and reversals of write-downs on receivables, tangible fixed assets and financial assets	10,042,550	2,736,742
3.	+/–	Increase / decrease in provisions	1,725,377	308,215
4.	+/–	Other non-cash expenses / income	–9,994,613	–3,038,084
5.	–/+	Profit / loss from the sale of financial assets and tangible fixed assets	0	0
6.	–/+	Other adjustments (net)	–552,620	0
7.	=	Subtotal	1,220,694	4,873
		Change in assets and liabilities from operating activities
8.		Loans and advances
a.	+/–	to banks	–6,773,770	–65,205,099
b.	+/–	to customers	3,887,536	–36,065,721
9.	+/–	Securities	3,997,059	–129,192,960
10.	+/–	Other assets from operating activities	476,048	–8,048,493
11.		Liabilities
a.	+/–	to banks	–53,027,382	190,077,277
b.	+/–	to customers	19,111,453	2,449,946
12.	+/–	Securitised liabilities	28,427,598	23,907,613
13.	+/–	Other liabilities from operating activities	–1,200,041	25,265,405
14.	+	Interest and dividends received	17,351,250	4,088,219
15.	–	Interest paid	–16,798,631	–3,942,242
16.	+	Extraordinary receipts	0	0
17.	–	Extraordinary payments	0	0
18.	+/–	Income tax payments	–8,294	0
19.	=	Cash flows from operating activities	–3,336,480	3,338,818
20.		Proceeds from disposal of	0	0
a.	+	long-term financial assets	0	0
b.	+	tangible fixed assets	0	0
21.		Payments for investments in
a.	–	long-term financial assets	0	0
b.	–	tangible fixed assets and intangible assets	–752	–309
22.	+	Receipts from the disposal of affiliated companies	0	0
23.	–	Acquisition of affiliated companies	0	–328,506
24.	+/–	Change in cash from other investing activities (net)	0	–2,026
25.	=	Cash flows from investing activities	–752	–330,841
26.	+	Cash receipts from issue of capital	0	2,000
27.		Cash payments to shareholders
a.	–	Dividend payments	0	0
b.	–	Other payments	0	0
28.	+/–	Change in cash from other capital sources (net)	3,068,800	0
29.	=	Cash flows from financing activities	3,068,800	2,000
30.		Net change in cash funds (sum total of items 19, 25, 29)	–268,431	3,009,977
31.	+/–	Effect on cash funds of exchange rate movements and remeasurement	0	0
32.	+	Cash funds at beginning of period	3,009,977	0
33.	=	Cash funds at end of period	2,741,546	3,009,977

The cash flow statement was prepared using the indirect method. The cash funds reported comprise demand deposits with banks that are payable on demand.

The following company-specific aspects were taken into account in calculating the previous year’s comparative figures:

The risk positions and non-strategic operations transferred to FMS Wertmanagement were treated as cash items in the cash flow statement.

Furthermore, given FMS’s focus on winding up the assets transferred to it, the bonds and notes that were taken over on 1 October 2010 and classified under fixed assets were not assigned to the cash flows from investing activities (item 21a) but to cash flows from operating activities (item 9).

Statement of changes in equity

for the period from 1 January until 31 December 2011

	Balance at 01.01.2011 in € thousand	Other change in equity in € thousand	Appropriation of net income / loss in € thousand	Balance at 31.12.2011 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Retained earnings	0	0	0	0
Net accumulated losses	–2,000	0	0	–2,000
Equity as defined by German commercial law	0	0	0	0

Statement of changes in equity

for the period from 8 July until 31 December 2010

	Balance at 08.07.2010 in € thousand	Other change in equity in € thousand	Appropriation of net income / loss in € thousand	Balance at 31.12.2010 in € thousand
Subscribed capital	0	200	0	200
Capital reserves	0	1,800	0	1,800
Retained earnings	0	0	0	0
Net accumulated losses	0	0	–2,000	–2,000
Equity as defined by German commercial law	0	2,000	–2,000	0

Notes

General information

Legal framework

FMS Wertmanagement was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court on 13 September 2010.

Under agreements dated 29 and 30 September 2010, a portfolio with a nominal value of around EUR 175.7 billion (excluding derivatives) was transferred to FMS Wertmanagement effective 1 October 2010. For this, the Federal Agency for Financial Market Stabilisation (Bundesanstalt für Finanzmarktstabilisierung – FMSA) – acting as necessary on behalf of the German Financial Market Stabilisation Fund (Sonderfonds Finanzmarktstabilisierung – SoFFin), Hypo Real Estate Holding AG (HRE), Deutsche Pfandbriefbank AG (pbb), Depfa Bank plc and other companies of the HRE Group as well as FMS Wertmanagement entered into a number of agreements pursuant to which certain risk positions and non-strategic operations of the HRE Group were to be transferred to FMS Wertmanagement in accordance with Section 8a of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG).

The transferors, pbb and HRE, transferred risk positions and non-strategic operations to FMS Wertmanagement, partly by way of a spin-off for absorption, in accordance with Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and Section 131 of the German Reorganisation and Transformation Act (Umwandlungsgesetz – UmwG). The risk positions and non-strategic operations that were not transferred by way of the spin-off were transferred to FMS Wertmanagement by way of a subparticipation, assignment, novation or guarantee. Which approach was chosen depended on the different legal, regulatory and tax requirements of the respective countries governing the respective transaction. What is common to all means of transfer however, is that FMS Wertmanagement assumed the economic risk of the risk positions and non-strategic operations. The spin-offs were recorded in the respective German Commercial Register for HRE and pbb as well as for FMS Wertmanagement on 2 December 2010.

The contracts signed on 29 and 30 September 2010 also included the intragroup “concentration agreements” between HRE on the one hand and pbb, Depfa Bank plc and other companies of the HRE Group on the other hand. These concentration agreements established that HRE had a claim under the German law of obligations to the transfer by the HRE Group companies of the risk positions and non-strategic operations. HRE spun of its contractual position and its claims and obligations under the concentration agreements to FMS Wertmanagement as part of the aforementioned spin-off. The concentration agreements were performed directly between the respective HRE Group company and FMS Wertmanagement by way of the aforementioned subparticipations, assignments, novations or guarantees.

FMS Wertmanagement is an organisationally and financially independent winding-up institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by FMSA and the Federal Financial Supervisory Authority (BaFin).

In accordance with the law and the Charter of FMS Wertmanagement, SoFFin is under an obligation to compensate losses. Accordingly, until FMS Wertmanagement is liquidated, SoFFin has the obligation to pay, on first demand by the Executive Board of FMS Wertmanagement, all amounts required in the Executive Board’s due assessment for ensuring that the winding-up institution can pay all its liabilities at any time when due and in full and to cover all losses of FMS Wertmanagement.

In accordance with its Charter, FMS Wertmanagement has also currently outsourced the administration of the risk assets transferred to it by the HRE Group to pbb (portfolio servicer) through a notarised cooperation agreement having an indefinite term. The work outsourced to pbb entails many of the administrative activities connected with the portfolio taken over. The scope of this outsourcing is described in service level agreements concluded between FMS Wertmanagement and pbb. FMS Wertmanagement alone has the ultimate decision-making powers and responsibility for the risk assets under management. The cooperation agreement additionally contains extensive rights to obtain information and the right to inspection, designed to enable FMS Wertmanagement to monitor and control pbb’s management of the risk assets. The agreement between FMS Wertmanagement and pbb may be terminated for the first time effective 30 September 2013 giving notice of twelve months. Pursuant to existing EU requirements, the cooperation agreement between FMS Wertmanagement and the HRE Group must be terminated no later than 30 September 2013.

Accounting principles

These annual financial statements of FMS Wertmanagement were prepared in accordance with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Einrichtung eines Finanzmarktstabilisierungsfonds – FMStFG) and the supplementary provisions of its Charter pursuant to the provisions of the German Commercial Code for large corporations, the supplementary provisions of the German Commercial Code (Handelsgesetzbuch – HGB) for credit institutions and financial services institutions as well as the requirements of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

Since FMS Wertmanagement is a capital market oriented company as defined by Section 264d HGB, it has expanded its annual financial statements to include a statement of changes in equity and a cash flow statement in accordance with Section 264 (1) Sentence 2 HGB. A management report has also been prepared.

Accounting policies

Assets, liabilities as well as prepaid expenses and deferred income are recognised in accordance with Section 246 ff. HGB. Assets, liabilities and executory contracts are measured based on the principles of Section 252 ff. HGB in conjunction with Section 340 ff. HGB. Pursuant to Section 2 (1) RechKredV, FMS Wertmanagement used Form 1 to structure the balance sheet and Form 3 (vertical presentation format) for the income statement.

FMS Wertmanagement acquired assets, provisions, liabilities, prepaid expenses and deferred income as well as derivatives effective as at 1 October 2010 for accounting purposes. The transfer of assets is recognised in line with general principles; with respect of the assets acquired as part of the spin-off for absorption (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. The company made use of the option in Section 24 UmwG, which provides for a continuation of the transferring entity’s book values.

Those book values were used if the assets were transferred to FMS Wertmanagement under the concentration agreements described in the chapter entitled “Legal framework”. If the transferor prepares its accounting pursuant to the International Financial Reporting Standards (IFRS), the IFRS book value corresponds to FMS Wertmanagement’s acquisition cost. The IFRS book value contains hedge adjustments for loans, advances and securities that were reported in micro hedges; the hedge adjustments related to securities are reported under the item “debt instruments” and those for loans under prepaid expenses and deferred income. The hedge adjustments for loans or securities are generally contrasted by the fair values of the hedging derivatives transferred. The payments that FMS Wertmanagement has received or made for the hedging derivatives are shown under prepaid expenses and deferred income. Hedge adjustments as well as prepaid expenses and deferred income are amortised on a pro rata basis. Expenses and income from such amortisation are reported under interest expense or interest income. Both amortisation and current premium payments related to credit default swap (CDS) exposures are reported under the item headings, “Commission income” or “Commission expenses”.

The fact that predecessor accounting reduced the acquisition costs on account of the write-downs at the transferor is also pertinent to the acquisition process as at 1 October 2010.

Loans and advances to banks and loans and advances to customers are generally carried at their nominal value reduced by special and general loan loss provisions (risk provisions). Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and recognised in profit or loss under net interest income over the term of the receivable using the straight-line method. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by FMS Wertmanagement itself, specific loan loss provisions and other provisions have been recognised for individual risks that have arisen and are likely to arise in the lending business. Expected future proceeds from the realisation of collateral were discounted as necessary.

Latent risks in the lending business are covered by general loan loss provisions recognised in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general loan loss provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default. To take account of the macroeconomic situation at the reporting date, a market distortion adjustment (MDA) factor was also considered with the help of which the probabilities of default calculated are adjusted to reflect the economic situation at the reporting date. Estimating the calculation parameters of the anticipated loss is based on data of the previous portfolio owner.

Collective country valuation allowances are also recognised for loans to borrowers in countries with transfer risks. They are recognised in accordance with the methods required under German tax law. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments are generally allocated to fixed assets (financial assets) because they are continuously used for operations. They are measured according to the modified lower of cost or market principle in accordance with Section 340e (1) Sentence 2 HGB. Securities classified as fixed assets are written down if FMS Wertmanagement believes that permanent impairment exists. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer and commissioned expert third parties and obtained through FMS Wertmanagement’s own investigations. Tests to determine whether an impairment is permanent follow the same approach that is used to test loans outstanding for impairment; the fair values that constitute yet another trigger for the impairment test are also taken into account. Investment securities that are not permanently impaired are included in the measurement base for calculating the general loan loss provision.

Own bonds are allocated to current assets (liquidity reserve). They are recognised in accordance with the strict lower of cost or market principle at the lower of their cost or fair value.

The fair values of securities and derivatives are determined either based on external rate sources (e. g. via stock exchanges or other providers such as Reuters) or based on fair values derived from internal measurement models (mark to model). Fair values of securities are largely determined on the basis of securities prices obtained from external sources. The fair value of own issues takes FMS Wertmanagement’s own credit risk into account. Derivatives are largely measured using specific measurement models.

The parameters for our internal measurement models (e. g. interest rate curves, volatilities, spreads) are derived from external sources and reviewed by Risk Controlling as to their plausibility and accuracy. The models used for measuring structured derivatives are initially calibrated on the basis of market data, with the subsequent measurement being based on the resulting model parameters. The portfolio servicer is responsible for collecting market data and calculating the fair values.

Differences that stem from the reporting of securities classified as fixed assets above their fair value based on application of the modified lower-of-cost-or-market principle are shown separately in the notes.

FMS Wertmanagement holds positions in asset-backed securities. These structured financial instruments are not required to be separated; they are carried as a uniform asset and in compliance with IDW AcP HFA 22.

Securities repurchase agreements (repos) are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS Wertmanagement.

Shares in affiliated companies and other long-term equity investments are recognised at cost less permanent impairment.

Tangible fixed assets are recognised at cost less depreciation. Their useful lives are determined with the help of the depreciation and amortisation tables published by the Federal Ministry of Finance.

Intangible assets are recognised at cost less amortisation. Their useful lives are determined with the help of the depreciation and amortisation tables published by the Federal Ministry of Finance.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 150.00 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 150.00 and EUR 1,000.00 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

FMS Wertmanagement does not make use of the option to carry the excess of deferred tax assets in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2011 stems mainly from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs. Tax loss carryforwards also exist. In the general overview, FMS Wertmanagement’s deferred tax assets exceed its deferred tax liabilities. Deferred tax assets and deferred tax liabilities are calculated on temporary differences between the book values of the assets or liabilities and their tax base. The temporary differences identified are measured at a tax rate of 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge.

Expenditures prior to the reporting date are presented under prepaid expenses where these concern a certain period of time after the reporting date. This item primarily includes deferrals in connection with derivative products. Payments made for the derivatives taken over from HRE Group companies (positive fair values) are recognised here. The prepaid expenses item also includes deferrals in connection with the underwriting and lending business. Positive differences between the nominal value and the cost, which are similar in nature to interest, are included in the prepaid expenses. This basically concerns payments that FMS Wertmanagement has made for the hedge adjustments of the hedged items taken over from the HRE Group companies, provided the hedged items are loans. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. Prepaid expenses are amortised on a pro rata basis.

Liabilities are carried at their settlement or nominal amount. Differences between the issue amount and the settlement amount of the liabilities are posted to deferred income or prepaid expenses and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and for expected losses from executory contracts are recognised in the amount of their anticipated utilisation (settlement amount). Provisions with a remaining maturity of more than one year are discounted in accordance with Section 253 (2) HGB. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of expected obligations over expected benefits.

Proceeds received prior to the reporting date are presented under deferred income where these concern a certain period of time after the reporting date. This item primarily includes deferrals in connection with derivative products. Payments that FMS Wertmanagement received for the derivatives taken over from HRE Group companies (negative fair values) are recognised here. The deferred income item also includes deferrals in connection with the underwriting and lending business. Negative differences between the nominal value and the cost, which are similar in nature to interest, are included in the deferred income. This basically concerns payments that FMS Wertmanagement has received for the hedge adjustments of the hedged items taken over from the HRE Group companies. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. Deferred income is amortised on a pro rata basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge inflation, counterparty and currency risks.

•

Derivative financial instruments serving to hedge the market risks (basically interest rate risks) of individual hedged items are aggregated into micro hedges along with the hedged items in accordance with Section 254 HGB.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into an offsetting item with the other transactions in the banking book (securities, loans) that are interest-based and regarded as non interest-induced. Prevailing opinion holds that this is not a hedge under Section 254 HGB but an accounting practice that entails an economic relationship for funding purposes between the relevant financial instruments in the banking book (referred to in the German literature as a “Refinanzierungsverbund”). A provision would only be recognised if an excess obligation existed in this offsetting item. The loss compensation obligation pursuant to Article 7 of the Charter of FMS Wertmanagement is included in the offsetting item based on IDW ERS BFA 3.

•

Derivatives such as credit default swaps are used to hedge counterparty risks. As a rule, these derivatives are not aggregated with other hedged items in hedges and are measured in accordance with the general principles of commercial law.

•

Derivative financial instruments such as currency and cross currency interest rate swaps serve to fund or manage the company’s liquidity in the individual foreign currencies. They are used in connection with the management of foreign currency positions to close open positions.

FMS Wertmanagement uses the net hedge presentation method to present documented hedges for hedging market risks at individual transaction level (micro hedges) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies are used for this ineffective portion. In an existing excess obligation, the ineffective portion of the hedge’s hedged risk is recognised in accordance with the imparity principle through the recognition of a provision for expected losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument. Expenses from additions to provisions for expected losses are shown in the net revaluation gain / loss for the lending and securities business.

FMS Wertmanagement took over a portfolio consisting of synthetic US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB which serves in particular to hedge the risks from US CMBS. Given their complex structures, the financial instruments contained in this portfolio are measured based on models. FMS Wertmanagement performed a fundamental, model-based valuation of the financial instruments based on market data because market liquidity continued to deteriorate during the reporting year.

In addition, FMS Wertmanagement holds credit default swaps (CDS) where it is the guarantor. These CDS are accounted for in accordance with IDW AcP BFA 1.

The portfolio servicer carried out an effectiveness test of the hedges. The effectiveness of the hedges was examined primarily on the basis of linear regression.

Contingent liabilities are disclosed below the line at their nominal amount after deduction of any provisions recognised.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB. FMS Wertmanagement performs its currency translation at the reporting date within the scope of specific coverage in accordance with Section 340h HGB. Foreign currency derivatives are also used for transactions that qualify for hedge accounting. The assets, liabilities and executory contracts allocated to hedge accounting were translated at the average spot rate as at 31 December 2011 using the respective reference exchange rate of the European Central Bank.

Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i. e. not netted, in the income statement.

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB. Accordingly, income and expenses from the measurement of loans, advances and securities allocated to the liquidity reserve may be shown in a single item after offsetting against income and expenses from the disposal of such transactions. This also includes additions to or reversals of loan loss provisions. Prior year comparative figures are shown after offsetting.

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB. Accordingly, expenses from long-term equity investments, shares in affiliated companies and securities classified as fixed assets may be offset against the income from additions to such assets and shown in a single expense and income item. Under Section 340c HGB, the expenses and income from transactions involving such assets may also be included. FMS Wertmanagement also reports the profit / loss from the sale of securities as well as the profit / loss from the termination of related derivatives transactions in this item. Prior year comparative figures are shown after offsetting.

If there is a netting agreement, cash collateral provided or received in connection with financial derivatives, is shown in the annual financial statements as at 31 December 2011 netted for each counterparty, either under loans and advances to banks (net cash collateral provided) or under liabilities to banks (net cash collateral received). The respective defective and unnetted comparative figures as at 31 December 2010 have been adjusted as disclosed in the half-yearly financial statements as at 30 June 2011. As a result, the comparative figures for loans and advances to banks and liabilities to banks, as well as total assets, have been lowered by EUR 24,466 million in each case. This did not have any other effects on the net assets of FMS Wertmanagement and it did not have any effect on its financial position and results of operations.

Notes to the balance sheet

Loans and advances to banks

	31.12.2011 in € million	31.12.2010 in € million
a) Payable on demand	28,431	22,747
b) Other receivables	21,178	20,540

Total	49,609	43,287

The comparative figures as at 31 December 2010 have been adjusted. Please see the disclosures in the chapter entitled “Accounting policies” for details on the corrections. The increase in loans and advances to banks that are due on a daily basis largely results from the increase in the net position of the cash collateral provided and received.

The remaining maturities of the other receivables from banks as at 31 December 2011 are as follows:

	31.12.2011 in € million	31.12.2010 in € million
Up to three months	3,677	2,313
More than three months and up to one year	4,657	4,480
More than one year and up to five years	4,609	5,022
More than five years	8,235	8,725

Total	21,178	20,540

Loans and advances to customers

	31.12.2011 in € million	31.12.2010 in € million
Total	29,259	34,812
Of which: to affiliated companies	1,593	2,321
Of which: to other long-term investees and investors	8	9

The decline in loans and advances to customers results from the unwinding of the portfolio, especially in the area of real estate loans.

The remaining maturities of the loans and advances to customers as at 31 December 2011 are as follows:

	31.12.2011 in € million	31.12.2010 in € million
Payable on demand	1,550	0
Up to three months	896	5,211
More than three months and up to one year	3,467	4,039
More than one year and up to five years	9,224	11,142
More than five years	14,122	14,420

Total	29,259	34,812

As previously, there are no loans and advances with indefinite maturity.

Debt instruments

The debt instruments item in the balance sheet is broken down as follows:

	31.12.2011 in € million	31.12.2010 in € million
Book value	244,990	243,775
Of which: public-sector issuers	57,385	62,674
Of which: other issuers	58,385	65,357
Of which: own debt instruments	129,220	115,744

Marketable securities	244,990	243,775
Of which: listed	213,640	210,986
Of which: not listed	31,350	32,789

Securities sold under repurchase agreements	127,728	157,966
Securities due in the following year	57,940	66,921

Of the marketable securities, a total of EUR 115,770 million (previous year: EUR 125,353 million) are treated as fixed assets. These are measured using the modified lower-of-cost-or-market principle, i.e. if the impairment existing at the reporting date is not considered permanent and it is expected that the securities will be repaid in full on maturity, the securities are not written down and are measured at amortised cost.

The marketable securities constitute a portfolio of EUR 129,220 million (previous year: EUR 118,422 million, EUR 115,744 million of which are own bonds) that is treated as a current asset. These holdings solely concern the own bonds that are used to restructure the funding of FMS Wertmanagement and are treated as shelf offerings. The issues of FMS Wertmanagement serve to hedge its indirect borrowings from central banks as well as to provide additional collateral and manage liquidity.

The deferred write-downs on debt instruments total EUR 21,282 million based on their fair values as at 31 December 2011 (previous year: EUR 24,427 million). With respect to the securities that carry hidden losses as at 31 December 2011, FMS Wertmanagement assumes, given its, in part, long-term wind-up strategy and the securities’ expected performance, that their fair value will be less than the book value only temporarily. Corresponding write-downs were taken if there were any doubts as to collectability.

With the exception of the Greece portfolio, FMS Wertmanagement was able to refrain from taking write-downs on the given securities, especially those related to PIIGS countries, given the steps the EU has taken in respect of the euro zone rescue fund.

The book value of the balance sheet item, debt instruments, also includes hedge adjustments, the source of which is disclosed in the accounting policies. As a result, the book values frequently exceed the nominal values. This has a corresponding effect on the hidden liabilities disclosed.

The book values and the fair values of the securities contained in the banking book, broken down by issuer group, follow from the overview below. Both the book value and the fair value contain deferred interest as at 31 December 2011.

	Of which: public-sector issuers	Other issuers
in € million		Of which: banks	Of which: other issuers	Total 31.12.2011	Total 31.12.2010
Book value	57,385	10,826	47,559	115,770	125,353
Fair value	43,603	9,809	42,832	96,244	100,695	[1]
Hidden losses (deferred write-downs)	–14,231	–1,142	–5,909	–21,282	–24,427
Hidden assets	449	125	1,182	1,756	821

Of which:
Hidden losses, ABS				3,518	2,443

Of which:
Hidden losses, PIIGS countries				14,192	14,519
Of which:
Portugal				764	437
Ireland				351	365
Italy				11,261	7,655
Greece				279	4,717
Spain				1,537	1,345

[1]	Fair value at 31 December 2010: EUR 100,695 million; EUR 101,747 million including accrued interest

The write-downs of EUR 6.7 billion on the securities of the Greece portfolio that were taken during the reporting year in consideration of the nature of private sector involvement (PSI) lowered the hidden losses by a significant amount. The remaining hidden losses from securities of the Greece portfolio concern the difference between the fair values of the securities measured as at 31 December 2011 and the market prices observed as at the same date. The increase in the hidden losses in the Italy portfolio stems among other things from credit rating downgrades and the widening of spreads for Italian issuers.

The securities classified as ABS as at 31 December 2010 included the securities designated accordingly pursuant to the Basel II definition. The scope of the securities defined as asset-backed securities was expanded in fiscal 2011. Three additional wind-up clusters were allocated to the asset-backed security category, largely accounting for the increase in the hidden reserves in this sub-portfolio. Of this amount, EUR 439 million are hedged through total return swaps (TRS).

Other long-term equity investments and shares in affiliated companies

None of the other long-term equity investments and shares in affiliated companies held by FMS Wertmanagement are marketable.

Other long-term equity investments	31.12.2011 in € million	31.12.2010 in € million
Book value	7	7
Of which: other long-term equity investments in banks	0	0
Of which: other long-term equity investments in financial services institutions	0	0

Shares in affiliated companies	31.12.2011 in € million	31.12.2010 in € million
Book value	387	316
Of which: shares in affiliated companies (banks)	0	0
Of which: shares in affiliated companies (financial services institutions)	324	253

The shares in affiliated companies essentially concern Hypo Real Estate Capital Corp., New York, and WH-Erste Grundstücks GmbH & Co. KG, Schönefeld. Aside from currency effects, the change in the balance sheet item is due to in-kind contributions made to Hypo Real Estate Capital Corp., New York.

Fiduciary assets

	31.12.2011 in € million	31.12.2010 in € million
Loans and advances to customers	0.5	0.5
Total	0.5	0.5

Changes in fixed assets

				Depreciation / amortisation
in € million	Cost 01.01.2011	Additions 2011	Disposals 2011	Current year 2011	Cumulative 31.12.2011	Book value 31.12.2011	Book value 31.12.2010
Intangible fixed assets	2.1	0	0	0.4	0.5	1.6	2.0
Tangible fixed assets	0.2	0.7	0	0.1	0.1	0.8	0.2

Other long-term equity investments		0*				7	7
Shares in affiliated companies		71*				387	316
Securities classified as fixed assets		– 9,583*				115,770	125,353

*	The option to combine items in accordance with Section 34 (3) RechKredV was used.

The intangible assets as at 31 December 2011 solely concern software licenses purchased for consideration.

The tangible fixed assets as at 31 December 2011 solely comprise operating and office equipment.

Other assets

The other assets recognised as at 31 December 2011 mainly include EUR 9,939 million representing the existing loss compensation claim against SoFFin.

Prepaid expenses

Prepaid expenses are comprised of the following items:

	31.12.2011 in € million	31.12.2010 in € million
Unamortised cost of the derivatives transferred as at 1 October 2010	5,996	6,385
From the lending business (premium from receivables)	1,423	1,633
From the issuing business	104	0
Other	3	0

Total	7,526	8,018

Payments that FMS Wertmanagement has made for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The unamortised portion is reported in the item “Unamortised cost of the derivatives transferred as at 01.10.2010”.

The prepaid expenses from the lending business also include the deferred, unamortised payments that FMS Wertmanagement made as at 1 October 2010 for the hedge adjustments of the hedged items (receivables) that were transferred from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The prepaid expenses are reversed over the lifetime on a pro rata basis.

Subordinated assets

The following items on the assets side of the balance sheet contain subordinated assets:

	31.12.2011 in € million	31.12.2010 in € million
Loans and advances to banks	510	510
Debt instruments	206	336

Total	716	846

Liabilities to banks

	31.12.2011 in € million	31.12.2010 in € million
a) Payable on demand	142	810
b) With agreed maturity or notice period	112,438	164,801

Total	112,580	165,611

The comparative figures as at 31 December 2010 have been adjusted. Please see the disclosures in the chapter entitled “Accounting policies” for details on the corrections. Both the decline in liabilities to banks and the change in the structure of remaining maturities are related to FMS Wertmanagement’s changed funding structure and largely concern the reduction in liabilities to HRE Group companies from EUR 97.3 billion as at 31 December 2010 by EUR 60.6 billion to EUR 36.7 billion as at 31 December 2011. This largely results from the decline in indirect central bank funding that FMS Wertmanagement had obtained through the HRE Group.

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2011 are as follows:

	31.12.2011 in € million	31.12.2010 in € million
Up to three months	91,587	121,875
More than three months and up to one year	18,801	33,443
More than one year and up to five years	0	4,952
More than five years	2,050	4,531

Total	112,438	164,801

Liabilities to customers

	31.12.2011 in € million	31.12.2010 in € million
a) Payable on demand	40	231
b) With agreed maturity or notice period	21,522	2,219

Total	21,562	2,450

To affiliated companies	394	0
To other long-term investees and investors	0	0

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2011 are as follows:

	31.12.2011 in € million	31.12.2010 in € million
Up to three months	20,021	45
More than three months and up to one year	1,216	292
More than one year and up to five years	23	655
More than five years	262	1,227

Total	21,522	2,219

The increase in liabilities to customers basically results from rising obligations under repo transactions in the amount of EUR 14,440 million (previous year: EUR 1,857 million) as well as from the increase in term deposits received amounting to EUR 6,781 million (previous year: EUR 143 million).

Securitised liabilities

	31.12.2011 in € million	31.12.2010 in € million
Book value	181,558	139,651
Of which: to affiliated companies	0	0
Of which: to other long-term investees and investors	0	0

Amounts due in the following year	86,098	83,651

The securitised liabilities comprise EUR 152,740 million in debt instruments issued, EUR 28,413 million in issuing activities (European Commercial Paper) and EUR 405 million in deferred interest.

Of the marketable securities issued, debt instruments with a total nominal value of EUR 128,985 million (previous year: EUR 115,575 million) were bought back.

Fiduciary liabilities

	31.12.2011 in € million	31.12.2010 in € million
Liabilities to banks	0.3	0.3
Liabilities to customers	0.2	0.2

Total	0.5	0.5

Other liabilities

At EUR 1,642 million, the item basically includes the adjustment item from the measurement of the off-balance sheet foreign currency transactions related to hedge accounting under Section 340h HGB.

Deferred income

Deferred income is comprised of the following items:

	31.12.2011 in € million	31.12.2010 in € million
Unamortised cost of the derivatives transferred as at 1 October 2010	22,163	23,711
From the lending business (discount from receivables)	63	154
Other	17	8

Total	22,243	23,873

Payments that FMS Wertmanagement has received for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The unamortised portion is reported in the item “Unamortised cost of the derivatives transferred as at 01.10.2010”.

Deferred income from the lending business also includes the unamortised, deferred payments that FMS Wertmanagement received as at 1 October 2010 for the hedge adjustments of the hedged items (receivables) that it took over from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The deferred income is reversed over the lifetime on a pro rata basis.

Provisions

in € million	Balance 31.12.2010	Addition	Disposal	FX effect / other	Utilisation	Balance 31.12.2011
Other
Expected losses	354	1,814	109	52	41	2,070
Loss absorption	7	2	0	4	0	13
Non-personnel and personnel expenses	3	7	1	0	2	7
Other	7	4	3	0	2	6

Total	371	1,827	113	56	45	2,096

The additions of EUR 1,814 million in the reporting year to provisions for expected losses include EUR 1,011 million in additions to such provisions in connection with derivatives that were used to hedge loans or securities in the Greece portfolio.

Deferred taxes

FMS Wertmanagement does not make use of the option to recognise surplus deferred tax assets resulting from tax benefits arising in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2011 stems from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs.

Deferred taxes are calculated on the basis of the combined income tax rate of FMS Wertmanagement AöR of currently 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. Deferred tax assets arose in the fiscal year that were not recognised.

Contingent liabilities

This is where FMS Wertmanagement reports its potential liability under guarantees in the amount of EUR 11,672 million (previous year: EUR 16,829 million) as well as under irrevocable loan commitments in the amount of EUR 4,302 million (previous year: EUR 2,158 million).

FMS Wertmanagement is reporting EUR 3,008 million (previous year: EUR 2,982 million) in liquidity facilities under the irrevocable loan commitments that were made to both pbb and Depfa Bank plc in connection with the transfer of the economic risk of exposures by means of guarantees as defined in Section 8a Financial Market Stabilisation Fund Act (Finanzmarktstabilisierungsfondsgesetz – FMStFG). Given the economic relationship to the guarantees, in the previous year the irrevocable loan commitments were reported in the item “Contingent liabilities from guarantees and indemnity agreements”.

The transfer to FMS Wertmanagement of risk positions entailed assuming their economic risk in the form of guarantees as defined in Section 8a (1) FMStFG. These guarantees have a volume of EUR 5,565 million as at 31 December 2011 (previous year: EUR 6,302 million). The assets guaranteed are still accounted for by the holders, Depfa plc. and pbb. The guarantees are designed as abstract, directly enforceable, irrevocable, unconditional guarantees and took economic effect on 1 December 2010.

Any imminent risk of being held liable under the exposures transferred by means of the guarantees is assessed analogous to the risk provision policy for the primary credit transaction.

FMS Wertmanagement also fully refinanced the existing business of its subsidiaries Hypo Real Estate Capital Corp., New York, and Flint Nominees Ltd., London, guaranteeing and hence assuming the default risks arising from this business through credit derivatives (credit default swaps). The volume of these credit default swaps is EUR 1,585 million (previous year: EUR 2,224 million). The loans and advances to these affiliated companies are capitalised in the balance sheet. The credit default swaps do not present an additional credit risk. Any potential default of the loans and advances underlying these credit default swaps materialises only once.

This item also includes EUR 4,522 million in credit default swaps (previous year: EUR 5,320 million) with FMS Wertmanagement as the guarantor.

In addition to the undrawn liquidity facilities mentioned above, there is a further unlimited liquidity facility with Depfa Bank plc for refinancing cash collateral for specific assets and derivatives to be provided by Depfa Bank plc. FMS Wertmanagement does not know whether or when these individual contingent liabilities will be utilised and in what amount. When FMS Wertmanagement obtains sufficient concrete information about a loss from an anticipated utilisation, a provision is recognised.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2011 in the amount of EUR 127,728 million (see the description under debt instruments), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS Wertmanagement.

Derivative financial instruments

FMS Wertmanagement holds only OTC derivatives, i. e. no exchange-traded derivatives; none of them are held for trading. The fair values of the derivatives are determined by means of standard measurement models based on the measurement parameters available in the market.

The table below shows the breakdown of FMS Wertmanagement’s interest-based and currency-based derivatives and the total return swaps:

	Nominal values
in € million	Remaining maturities, 31.12.2011			Total 31.12.2011	Total 31.12.2010
	< 1	1 – 5	> 5
Interest-based transactions	36,679	110,248	125,112	272,039	282,451
Total return swaps	0	3	6,608	6,611	6,786
Currency-based transactions	18,930	9,968	4,560	33,458	61,066
Of which:
forward exchange transactions	16,299	63	0	16,362	46,515
Of which: cross currency swaps	2,631	9,905	4,560	17,096	14,551

Total	55,609	120,219	136,280	312,108	350,303

in € million	Market values
	31.12.2011		31.12.2010
	Positive	Negative	Positive	Negative
Interest-based transactions	9,376	–36,820	6,514	–21,318
Total return swaps	1,690	–1,314	1,648	–979
Currency-based transactions	781	–1,855	1,081	–1,574
Of which: forward exchange transactions	54	–497	390	–610
Of which: cross currency swaps	727	–1,358	691	–964

Total	11,847	–39,989	9,243	–23,871

The book value of these derivatives as at 31 December 2011 is EUR – 16,561 million (net amount of the book values recognised in assets and liabilities).

The table below shows the breakdown of FMS Wertmanagement’s credit derivatives:

in € million	31.12.2011		31.12.2010
	Nominal	Market value	Nominal	Market value
Secured party credit default swaps	3,782	284	2,939	536
Guarantor credit default swaps	4,857	–397	5,320	–483

Total	8,639	–113	8,259	53

The table shows the credit derivatives vis-à-vis third parties. The book value of these derivatives as at 31 December 2011 is EUR 394 million (net amount of the book values recognised in assets and liabilities).

CDS exposures vis-à-vis the subsidiaries of FMS Wertmanagement – Hypo Real Estate Capital Corp., New York, and Flint Nominees Ltd., London – have a nominal value of EUR 1,585 million after deducting EUR 21 million in existing provisions.

Hedges

In accordance with Section 254 HGB, FMS Wertmanagement aggregates hedged items and hedging instruments into micro hedges. FMS Wertmanagement utilises the net hedge presentation method to account for the hedges. In particular, the hedged risk concerns the interest rate-induced risk of changes in value (interest rate risk). Overall, hedged items with a nominal value of EUR 88,127 million (previous year: EUR 80,968 million) were aggregated into micro hedges. This nominal value is comprised as follows:

Nominal values of the hedged items in EUR million	31.12.2011	31.12.2010
Assets	71,505	78,886
Liabilities	16,622	2,082

Total	88,127	80,968

The assets contain exposures hedged via TRS.

The amount of the risk hedged, i. e. the amount in which the changes in value of the hedged items and hedging instruments aggregated in the micro hedges at the reporting date are fully compensated and therefore not presented in the income statement, is EUR 7,698 million (previous year: EUR 4,560 million).

The changes in value of the hedged items and hedging instruments arising from hedges with negative ineffectiveness, where the risk hedged is the interest rate risk, can be seen in the following overview:

31.12.2011 in € million	Negative change in value	Positive change in value
Hedged items	45	4,667
Hedging instruments	4,882	1

Total	4,927	4,668

Of which: not recognised	4,668	4,668
Of which: recognised as a provision for expected losses	259	0

FMS Wertmanagement took over a portfolio consisting of synthetic US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB which serves in particular to hedge the risks from US CMBS. Given their complex structures, the financial instruments contained in this portfolio are measured based on models. FMS Wertmanagement performed a fundamental, model-based valuation of the financial instruments based on market data because market liquidity continued to deteriorate during the reporting year. Based on the fundamental valuation that was performed, the hidden assets related to this portfolio are EUR 144 million and the hidden losses EUR 305 million. A total of EUR 161 million in provisions for expected losses were recognised for this reason. The portfolio contains EUR 2,990 million in guarantor positions, which are contrasted by EUR 2,020 million in leveraged secured party positions.

Foreign-currency items

Total assets in foreign currencies are EUR 85,493 million (previous year: EUR 97,905 million). Liabilities in foreign currencies at year end are EUR 69,391 million (previous year: 55,373 million).

The open foreign-currency items are offset by forward exchange transactions or currency swaps with matching maturities.

Notes to the income statement

Net interest income

	01.01. – 31.12.2011 in € million	08.07. – 31.12.2010 in € million
Interest income	17,351	4,088
Lending and money market transactions	14,051	3,149
Fixed-interest securities and debt claims	3,300	939

Interest expenses	16,799	3,942
Lending and money market transactions	14,715	3,027
Securitised liabilities	678	407
Loans taken out	57	53
Other	1,349	455
Total	552	146

There were neither income nor expenses from the discounting of provisions in fiscal 2011.

The interest income of EUR 17,351 million includes interest of EUR 12,029 million from derivative financial instruments. Derivative financial instruments account for EUR 13,234 million of a total of EUR 16,799 million in interest expenses.

As previously, Western Europe, the United States and Japan account for most of the interest income.

The annual financial statements for the year ended 31 December 2010 contain erroneous migration adjustments or carryforwards that caused an excess of EUR 36.5 million in net interest income. This error was corrected in the annual financial statements as at 31 December 2011.

Net commission income

	01.01. – 31.12.2011 in € million	08.07. – 31.12.2010 in € million
Commission income	174	26
Lending business	106	8
Derivatives business	66	1
Other	2	17

Commission expenses	115	112
SoFFin guarantees	17	110
Derivatives business	86	0
Securities and issuing business	9	0
Other	3	2
Total	59	–86

Commission expenses primarily include payments to SoFFin (EUR 17 million) in connection with guarantees for the issues transferred from the HRE Group and commission expenses for loan hedging derivatives (EUR 85 million). These guarantees had initially been made available to the HRE Group; they were subsequently transferred to FMS Wertmanagement in the amount of EUR 124.0 billion. Commission expenses related to SoFFin guarantees have declined substantially because a total of EUR 109 billion were replaced by FMS Wertmanagement’s own issues as early as at the close of 2010.

A total of EUR 11 million in expenses and EUR 13 million in income from the ongoing amortisation of prepaid expenses and deferred income for CDS taken over as well as ongoing premium payments for CDS were shown in net interest income in the previous year.

Other operating income

Other operating income of EUR 30 million (previous year: EUR 16 million) concerns EUR 26 million in income (previous year: expense of EUR 1 million) from currency translation as well as reversals of provisions in the non-lending business.

Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB.

The following expenses are reported in this income statement item:

	01.01. – 31.12.2011 in € million	08.07. – 31.12.2010 in € million
Net revaluation gain / loss in the lending business	1,897	1,837
Expenses related to securities classified as current assets	0	111
Write-ups of securities classified as current assets	47	0

Total	1,850	1,948

Of the net revaluation gain / loss in the lending business, EUR 1,201 million concern the special loan loss provisions taken on loans in the Greece portfolio and EUR 118 million concern additions to provisions for expected losses from derivatives related to prior hedges of loans in the Greece portfolio that were written off.

Write-downs of and valuation allowances on other equity investments, shares in affiliated companies and securities classified as fixed assets

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB.

The following expenses incurred in connection with the debt instruments classified as fixed assets were recorded in this income statement item:

	01.01. – 31.12.2011 in € million	08.07. – 31.12.2010 in € million
Write-downs of securities	8,349	1,017
Write-ups of securities	40	0
Net gain / loss on sale of securities including net gain / loss from derivatives	–94	0
Write-downs of equity investments	0	6
Other	1	0

Total	8,404	1,023

The write-downs of securities are comprised of the following:

01.01. – 31.12.2011 in € million
Write-downs to fair value	6,740
Addition to global valuation allowances	92
Addition to country risk provisions	53
Addition to provision for expected losses on derivatives	1,464

Total	8,349

A total of EUR 6,704 million of the write-downs to the lower fair value of EUR 6,740 million concerns write-downs on securities in the Greece portfolio.

A total of EUR 893 million of the additions to provisions for expected losses concerns derivatives related to prior hedges of securities in the Greece portfolio that were written off.

Income taxes

Income taxes in the amount of EUR 8 million result from foreign withholding taxes.

Income from loss absorption

Of the total income of EUR 9,969 million disclosed here, EUR 7,889 million stem from the recognition of FMS Wertmanagement’s ongoing claim to loss compensation against SoFFin.

In addition, a total of EUR 2,080 million result from a claim against SoFFin that HRE spun off to FMS Wertmanagement effective 1 October 2010. This claim was subject to conditions precedent, all of which had occurred cumulatively as at 31 August 2011, causing SoFFin to settle the claim.

Other disclosures

Auditor’s fee

The auditor’s fee for auditing services during the reporting period was EUR 1.7 million (previous year: EUR 1.2 million). In addition, a total of EUR 0.2 million were expended for tax consultancy services, EUR 0.3 million for other confirmation and valuation services as well as EUR 0.9 million for other consultancy services (previous year: EUR 0.1 million).

Of the total expenses recognised in the reporting year, EUR 0.5 million are related to the previous year (EUR 0.4 million of which concern fees for auditing services and EUR 0.1 million for tax consultancy services).

Shareholdings

The following overview shows the shareholdings of FMS Wertmanagement, each of which is based on the company’s most recent annual financial statements.

Shares in affiliated companies at 31 December 2011:

Name and registered office	Share in capital	Of which indirectly	Equity in thousand		Result in thousand		Currency
Flint Nominees Ltd., London	100.00%		51,153		192		GBP
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1		0		GBP
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	30	[1]	0	[1]	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	287		–4		GBP
Hypo Property Services Ltd., London	100.00%	100.00%	113		1		GBP
JER Europe Fund III, L.P., London	0.33%	0.33%	184,075		24,033		EUR
WH-Erste Grundstücks Verwaltungs GmbH, Schönefeld	100.00%		180		2		EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Schönefeld	100.00%	100.00%	5		–9		EUR
WH-Erste Grundstücks GmbH & Co. KG, Schönefeld	93.98%		71,546		1,431		EUR
WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld	100.00%	100.00%	40,603		373		EUR
Hypo Real Estate Capital Corp., New York	100.00%		467,452	[1]	8,373	[1]	USD
Liffey NSYC, LLC, Wilmington/Delaware	100.00%	100.00%	2,600		0		USD
Quadra Realty Trust, Inc., Maryland[2]	100.00%	100.00%	n. a.		n. a.		USD
Quadra QRS, LLC, Maryland[2]	100.00%	100.00%	n. a.		n. a.		USD
Upgrade 1 LLC, Wilmington/Delaware[3]	100.00%	100.00%	n. a.		n. a.		USD
South Bay Expressway LLC, Delaware[3]	8.186%	8.186%	n. a.		n. a.		USD
Snowmass BV Member LLC, Dover/ Delaware[3]	100.00%	100.00%	n. a.		n. a.		USD
Snowmass BV Holdco LLC, Dover/ Delaware[3]	50.00%	50.00%	n. a.		n. a.		USD
Hypo Real Estate Transactions S.A.S., Paris	100.00%		90		0		EUR

1	At 31 December 2010
2	Resolution to liquidate the entity exists
3	Entity was established in 2011; however, its annual financial statements were not yet available at the time these financial statements were prepared

Other long-term equity investments at 31 December 2011

Name and registered office	Share in capital	Of which indirectly	Equity in thousand		Result in thousand		Currency
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%		–693	[1]	5	[1]	EUR
Airport Bureau Verwaltungs GmbH, Berlin	32.00%		–403	[1]	111	[1]	EUR
Riedemannweg 59 – 60 GbR, Schönefeld	100.00%	100.00%	–4,530	[1]	120	[1]	EUR
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%		–1,927	[1]	–71	[1]	EUR
Inula Grundstücks-Verwaltungsgesell-schaft mbH & Co. KG, Grünwald	10.00%		–39,776	[1]	2,249	[1]	EUR
Projektentwicklung Schönefeld Verwal-tungsgesellschaft mbH, Schönefeld	50.00%		28		0		EUR
SP Projektentwicklung Schönefeld GmbH & Co. KG, Schönefeld	50.00%		15,280		–225		EUR

1	At 31 December 2010

Exchange rates

Exchange rates for EUR 1.00 at 31.12.2011
Canada	1.3215
China	8.1588
Czech Republic	25.7870
Denmark	7.4342
India	68.7130
Japan	100.2000
Mexico	18.0512
Norway	7.7540
Poland	4.4580
Russia	41.7650
Singapore	1.6819
South Africa	10.4830
Sweden	8.9120
Switzerland	1.2156
Turkey	2.4432
United Kingdom	0.8353
USA	1.2939

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Dr. Christian Bluhm, CRO / CFO

Ernst-Albrecht Brockhaus, Treasury / Markets

Norbert Kickum, Commercial Real Estate (since 1 March 2012)

Members of the Supervisory Board

Dr. Karl Kauermann

Chairman of the Supervisory Board

Businessman

Dr. Christopher Pleister

Deputy Chairman of the Supervisory Board

Member of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Dr. Eckart John von Freyend

Businessman

Rita Geyermann

Director Loan Securitisation at KfW Bankengruppe

Bernd Giersberg (until 21 March 2011)

Lawyer

Dr. Andreas Ricker

Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH

Prof. Dr. Harald Wiedmann (since 22 March 2011)

Lawyer

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS Wertmanagement’s Executive Board were paid remuneration of EUR 900 thousand for the 2011 fiscal year (previous year: EUR 367 thousand). They were also paid benefits in kind of EUR 27 thousand (previous year: EUR 11 thousand). In addition, a total of EUR 498 thousand (previous year: EUR 182 thousand) were expended in the reporting period for the pension plans applicable to the members of the Executive Board.

Total remuneration of EUR 114 thousand was paid to the members of FMS Wertmanagement’s Supervisory Board for 2011 (previous year: EUR 95 thousand).

Annual average number of employees

At 31 December 2011, FMS Wertmanagement had 92 employees (previous year: 18). The average number of employees in the 2011 fiscal year was:

	Women	Men	Total
Full-time employees	14	50	64

Seats held by Executive Board members and employees

In the fiscal year, neither members of the Executive Board nor employees of FMS Wertmanagement held seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 in conjunction with Section 267 (3) HGB.

Responsibility statement in accordance with Section 264 (2)

Sentence 3 HGB and Section 289 (1) Sentence 5 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS Wertmanagement, and the management report includes a fair review of the development and performance of the business and the position of the company, together with a description of the material opportunities and risks associated with the expected development of FMS Wertmanagement.

Munich, 11 June 2012

FMS Wertmanagement

The Executive Board

Dr. Christian Bluhm	Ernst-Albrecht Brockhaus	Norbert Kickum

Report of the Independent Auditor for the year ended December 31, 2011

Auditors’ report

We have audited the annual financial statements – comprising the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity – together with the bookkeeping system and the management report of FMS Wertmanagement for the fiscal year from 1 January to 31 December 2011. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law and supplementary provisions of the company’s Charter are the responsibility of the Executive Board of FMS Wertmanagement. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (Handelsgesetzbuch – HGB) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany – IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of FMS Wertmanagement and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the company’s Charter and give a true and fair view of the net assets, financial position and results of operations of FMS Wertmanagement in accordance with the (German) principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of FMS Wertmanagement’s position and suitably presents the opportunities and risks of future development.

Munich, 11 June 2012

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Sven Hauke	ppa. Axel Menge
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Audited Financial Statements for the year ended December 31, 2010

Annual financial statements

Balance sheet

of FMS Wertmanagement as at 31 December 2010

Assets				€ thousand	€ thousand	31.12.2010 € thousand	8.7.2010 € thousand
1.	Loans and advances to banks
	a)	Payable on demand			47,083,706
	b)	Other receivables			20,669,734	67,753,440	0

2.	Loans and advances to customers					34,812,087	0
	of which: secured by mortgages € 606,824 thousand Public-sector loans € 10,417,533 thousand
3.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	62,674,221
			of which: eligible as collateral for Deutsche Bundesbank advances € 40,473,765 thousand
		ab)	Other issuers	65,357,539	128,031,760
			of which: eligible as collateral for Deutsche Bundesbank advances € 16,243,780 thousand
	b)	Own debt instruments
		Principal amount € 115,574,751 thousand			115,743,616	243,775,376	0

4.	Other long-term equity investments					6,719	0
	of which: in banks € 0 thousand
	of which: in financial services institutions € 0 thousand
5.	Shares in affiliated companies					315,681	0
	of which: in banks € 0 thousands
	of which: in financial services institutions € 253,129 thousand
6.	Fiduciary assets					479	0
	of which: fiduciary loans € 479 thousand
7.	Intangible fixed assets
	Purchased concessions, industrial rights and assets, and licences in such rights and assets					2,026	0
8.	Tangible fixed assets					165	0
9.	Other assets					3,068,908	0
10.	Prepaid expenses					8,018,482	0
Total assets						357,753,363	0

Equity and liabilities		€ thousand	31.12.2010 € thousand	8.7.2010 € thousand
1.	Liabilities to banks
	a) Payable on demand	0
	b) With agreed maturity or notice period	190,077,277	190,077,277	0

2.	Liabilities to customers
	Other liabilities
	a) Payable on demand	230,575
	b) With agreed maturity or notice period	2,219,371	2,449,946	0

3.	Securitised liabilities		139,651,229	0
	Debt instruments issued
4.	Fiduciary liabilities		479	0
	of which: Fiduciary loans € 479 thousand
5.	Other liabilities		1,330,404	0
6.	Deferred income		23,873,212	0
7.	Provisions
	Other provisions		370,816	0
8.	Equity
	a) Subscribed capital	200
	b) Capital reserves	1,800
	c) Retained earnings	0
	d) Net accumulated losses	–2,000	0	0

Total equity and liabilities			357,753,363	0

1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements	16,828,552	16,828,552	0
2.	Other obligations
	Irrevocable loan commitments	2,157,693	2,157,693	0

Income statement

of FMS Wertmanagement for the period from 8 July until 31 December 2010

Income statement				€ thousand	€ thousand	8.7.2010 – 31.12.2010 € thousand
1.	Interest income from
	a)	Lending and money market transactions		3,148,713
	b)	Fixed-interest securities and back-entry securities		939,506	4,088,219

2.	Interest expenses				–3,942,242	145,977

3.	Current income from
	a)	Other long-term equity investments			0
	b)	Shares in affiliated companies			0
4.	Commission income				25,704
5.	Commission expenses				–112,016	–86,312

6.	Other operating income					15,835
7.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–1,251
		ab)	Social security, post-employment and other employee benefit costs	–281	–1,532

			of which:
			in respect of post-employment benefits € 226 thousand
	b)	Other administrative expenses			–127,390	–128,922

8.	Depreciation, amortisation and write-downs of tangible and intangible fixed assets					–144
9.	Other operating expenses					–16,600
10.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				–1,950,055
11.	Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions				2,419	–1,947,636

12.	Write-downs of and valuation allowances on other equity investments, shares in affiliated companies and securities classified as fixed assets				–1,026,268
13.	Income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets				3,175	–1,023,093

14.	Result from ordinary activities					–3,040,895
15.	Taxes on income				0
16.	Other taxes not included in “Other operating expenses”				–1	–1

17.	Income from loss absorption					3,038,896
18.	Net loss for the fiscal year					–2,000
19.	Net accumulated losses					–2,000

Cash flow statement

for the period from 8 July until 31 December 2010

Cash flow statement				8.7.2010 – 31.12.2010 € thousand
1.			Net income/loss for the period including portion attributable to minority interests before extraordinary items	–2,000
			Non-cash items and reconciliation to cash flow from operating activities included in net income/loss for the period
2.		+/–	Depreciation, amortisation, write-downs and reversals of write-downs on receivables, tangible fixed assets and financial assets	2,736,742
3.		+/–	Increase/decrease in provisions	308,215
4.		+/–	Other non-cash expenses/income	–3,038,084
5.		–/+	Profit/loss from the sale of financial assets and tangible fixed assets	0
6.		–/+	Other adjustments (net)	0
7.		=	Subtotal	4,873
			Change in assets and liabilities from operating activities
8.			Loans and advances
	a.	+/–	to banks	–65,205,099
	b.	+/–	to customers	–36,065,721
9.		+/–	Securities other than financial assets	–129,192,960
10.		+/–	Other assets from operating activities	–8,048,493
11.			Liabilities
	a.	+/–	to banks	190,077,277
	b.	+/–	to customers	2,449,946
12.		+/–	Securitised liabilities	23,907,613
13.		+/–	Other liabilities from operating activities	25,265,405
14.		+	Interest and dividends received	4,088,219
15.		–	Interest paid	–3,942,242
16.		+	Extraordinary receipts	0
17.		–	Extraordinary payments	0
18.		+/–	Income tax payments	0
19.		=	Cash flows from operating activities	3,338,818
20.			Proceeds from disposal of
	a.	+	long-term financial assets	0
	b.	+	tangible fixed assets	0
21.			Payments for investments in
	a.	–	long-term financial assets	0
	b.	–	Property, plant and equipment and intangible assets	–309
22.		+	Receipts from disposal of consolidated entities and other business units	0
23.		–	Payments for the acquisition of consolidated entities and other business units	–328,506
24.		+/–	Change in cash from other investing activities (net)	–2,026
25.		=	Cash flows from investment activities	–330,841
26.			Cash receipts from equity financing	2,000
27.			Cash payments to owners and minority shareholders
	a.	–	Dividend payments	0
	b.	–	Other payments	0
28.		+/–	Change in cash from other capital sources (net)	0
29.		=	Cash flows from financing activities	2,000
30.			Net change in cash funds (sum total of items 19, 25, 29)	3,009,977
31.		+/–	Effect on cash funds of exchange rate movements, changes in reporting entity structure and re-evaluation	0
32.		+	Cash funds at beginning of period	0
33.		=	Cash funds at end of period	3,009,977

The cash flow statement was prepared using the indirect method. The following companyspecific aspects were taken into account in this context: The risk positions and nonstrategic operations transferred to FMS Wertmanagement were treated as cash items in the cash flow statement. Furthermore, given FMS’s focus on winding up the assets transferred to it, the bonds and notes classified under fixed assets were not assigned to the cash flows from investing activities (item 21a) but to cash flows from operating activities (item 9). The cash funds reported comprise demand deposits with banks that are payable on demand.

Statement of changes in equity

for the period from 8 July until 31 December 2010

	Balance at 8.7.2010 € thousand	Other change in equity € thousand	Appropriation of net profit € thousand	Balance at 31.12.2010 € thousand
Subscribed capital	0	200	0	200
Capital reserves	0	1,800	0	1,800
Retained earnings	0	0	0	0
Net accumulated losses	0	0	–2,000	–2,000
Equity as defined by German commercial law	0	2,000	–2,000	0

Notes

General information

Legal framework

Under agreements dated 29 and 30 September 2010, risk positions and nonstrategic operations of the HRE Group with a nominal value of around EUR 173 billion were transferred to FMS Wertmanagement effective 1 October 2010. For this, the Federal Agency for Financial Market Stabilisation (Bundesanstalt für Finanzmarktstabilisierung – FMSA) – acting as necessary on behalf of the German Financial Market Stabilisation Fund (Finanzmarktstabilisierungsfonds – SoFFin), Hypo Real Estate Holding AG (HRE), Deutsche Pfandbriefbank AG (pbb), Depfa Bank plc and other companies of the HRE Group as well as FMS Wertmanagement entered into a number of agreements pursuant to which certain risk positions and nonstrategic operations of the HRE Group were to be transferred to FMS Wertmanagement in accordance with Section 8a of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG).

The transferors, pbb and HRE, transferred all of the risk positions and nonstrategic operations to FMS Wertmanagement, partly by way of a spinoff into an existing company, in accordance with Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and Section 131 of the German Reorganisation and Transformation Act (Umwandlungsgesetz – UmwG). The risk positions and nonstrategic operations that were not transferred by way of the spinoff were transferred to FMS Wertmanagement by way of a subparticipation, assignment, novation or guarantee. Which approach was chosen depended on the different legal, regulatory and tax requirements of the respective countries governing the respective transaction. What is common to all means of transfer however, is that FMS Wertmanagement assumed the financial risk of the risk positions and nonstrategic operations. The spinoffs from HRE and pbb were recorded in the respective German Commercial Register for HRE and pbb as well as for FMS Wertmanagement.

The contracts signed on 29 and 30 September 2010 also included the internal group “concentration agreements” between HRE on the one hand and pbb, Depfa Bank plc and other companies of the HRE Group on the other. These concentration agreements established that HRE had a claim under the German law of obligations to the transfer by the HRE Group companies of the risk positions and nonstrategic operations. HRE spun of its contractual position and its claims under the concentration agreements to FMS Wertmanagement as part of the aforementioned spinoff. The concentration agreements were executed directly between the respective HRE Group company and FMS Wertmanagement by way of the aforementioned subparticipations, assignments, novations or guarantees.

FMS Wertmanagement is an organisationally and financially independent windingup institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by the FMSA and the Federal Financial Supervisory Authority (BaFin). In accordance with the law and the Charter of FMS Wertmanagement, SoFFin is under an obligation to compensate all losses. FMS Wertmanagement was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court on 13 September 2010.

FMS Wertmanagement acquired the assets, provisions, liabilities, prepaid expenses and deferred income, as well as executory contracts effective for accounting purposes as at 1 October 2010. The transfer of assets is recognised in line with general principles; with respect of the assets acquired as part of the spinoff into an existing company (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. The company makes use of the option in Section 24 UmwG, which provides for a continuation of the transfering entity´s book values. Those book values constitute the acquisition costs of FMS Wertmanagement.

In accordance with its Charter, FMS Wertmanagement has also currently outsourced the administration of the risk assets transferred to it by the HRE Group to pbb (portfolio servicer) through a notarised cooperation agreement having an indefinite term. The work outsourced to pbb entails many of the administrative activities connected with the portfolio taken over. The scope of this outsourcing is described in service level agreements signed by FMS Wertmanagement and pbb. The precise content of the service level agreements was defined in the first half of 2011. In the reporting period, pbb performed its duties on the basis of preliminary service level agreements. FMS Wertmanagement alone has the decisionmaking powers and responsibility for the risk assets under management. The cooperation agreement additionally contains extensive rights to obtain information and the right to inspection, designed to enable FMS Wertmanagement to monitor and control pbb’s management of the risk assets. The agreement between FMS Wertmanagement and pbb may be terminated for the first time effective 30 September 2013 giving notice of twelve months.

Preparation of the annual financial statements for the short 2010 fiscal year

The annual financial statements of FMS Wertmanagement for the short fiscal year from 8 July 2010 to 31 December 2010 have been prepared in accordance with Section 8a (1) Sentence 10 in conjunction with Section 3a (4) FMStFG and the supplementary provisions of the Charter of FMS Wertmanagement in compliance with the regulations for large corporations contained in the German Commercial Code (Handelsgesetzbuch – HGB), last amended by the German Accounting Law Modernisation Act (Bilanzrechtsmodernisierungsgesetz – BilMoG), as well as in accordance with the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

Since FMS Wertmanagement is a publicly traded company, its annual financial statements in accordance with Section 264 (1) Sentence 2 HGB comprise the balance sheet, the income statement, the notes, a statement of changes in equity and a cash flow statement. A management report has also been prepared.

The annual financial statements for the year ended 31 December 2010 are FMS Wertmanagement’s first set of annual financial statements, which is why no comparative figures are available for the balance sheet and income statement.

For the sake of clarity, the balance sheet and the income statement of FMS Wertmanagement are presented in thousands of euros (EUR thousand).

Accounting policies

Assets, liabilities and executory contracts are measured in accordance with Sections 252 ff. and Sections 340 ff. HGB.

Loans and advances to banks and to customers are generally carried at cost or at their nominal value reduced by specific and general provision (risk provisions). Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and recognised in profit or loss under net interest income over the term of the receivable using the straightline method. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by the Bank itself, specific valuation allowances and provisions have been recognised for individual risks that have arisen and are likely to arise in the lending business. Expected future proceeds from the realisation of collateral were discounted.

Latent risks in the lending business are covered by general provisions recognised in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default. To take account of the macroeconomic relationships at the reporting date, a market distortion adjustment (MDA) factor was also considered with the help of which the probabilities of default calculated are adjusted to reflect the economic situation at the reporting date. Estimating the calculation parameters of the anticipated loss is based on data of the previous portfolio owner.

Collective country valuation allowances are also recognised for loans to borrowers in countries with transfer risks. The amount of the valuation allowances is determined using the method proposed by the German Federal Finance Ministry in letter No. IV C 6 – S2174/0. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments are generally allocated to fixed assets (financial assets) because they are continuously used for operations. Longterm securities are measured according to the modified lower of cost or market principle in accordance with Section 340e (1) Sentence 2 HGB. Longterm securities are written down if FMS Wertmanagement believes that permanent impairment exists. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer and commissioned expert third parties and obtained through the Bank’s own investigations. Whether the instruments are permanently impaired is generally tested using the same approach as for testing the impairment of loan receivables. Investment securities that are not permanently impaired are included in the measurement base for calculating the general provision.

Securities with a maturity of up to one year at the time of the transfer or acquisition are allocated to current assets (liquidity reserve). Securities classified as current assets are recognised in accordance with the strict lower of cost or market principle at the lower of their cost or fair value.

The fair value is normally calculated on the basis of reference datebased stock exchange or market prices derived from transaction prices. Prices from modelbased measurements or indicative prices are used to compute the fair value of securities for which no reliable stock exchange or market prices are available.

Where investment securities are carried at amounts higher than their current fair value using the modified lower of cost or market principle, these differences must be disclosed separately in the notes.

FMS Wertmanagement holds positions in assetbacked securities. These structured financial instruments are not required to be separated and are carried as a uniform asset and in compliance with the general provisions of the German Commercial Code.

Securities repurchase agreements (repos) are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS Wertmanagement.

Shares in affiliated companies and other long-term equity investments are measured at amortised cost in accordance with the regulations for fixed assets. In the case of permanent impairment, writedowns are charged on the assets’ lower fair value.

Tangible fixed assets are carried at cost and reduced by depreciation. Our estimate of the useful lives of the assets was based on the tables published by the tax authorities. Tangible fixed assets were depreciated on a pro rata basis in the short fiscal year.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 150 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 150 and EUR 1,000 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

Deferred tax assets and deferred tax liabilities are calculated on temporary differences between the book values of the assets or liabilities and their tax base. The temporary differences identified are measured at a tax rate of 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. Temporary differences affect the balance sheet items loans and advances to banks and loans and advances to customers, debt instruments, shares in affiliated companies, provisions for expected losses and provisions for legal costs. Tax loss carryforwards also exist. In the general overview, FMS Wertmanagement’s deferred tax assets exceed its deferred tax liabilities. FMS Wertmanagement does not make use of the option to carry the excess of deferred tax assets in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB.

Expenses incurred prior to the reporting date are presented under prepaid expenses where these will be incurred for a certain period of time after the reporting date. This item principally includes deferrals in connection with derivative products. Payments made for the derivatives taken over from pbb and HRE (positive fair values) are recognised here. The prepaid expenses item also includes deferrals in connection with the underwriting and lending business. Prepaid expenses particularly include the deferred payments made by FMS Wertmanagement for the hedge adjustments of the hedged items taken over from pbb and HRE. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. Prepaid expenses are amortised over the useful life of the assets using the straight-line method.

Liabilities are carried at their settlement or nominal amount. Differences between the principal amount and the settlement amount of the liabilities are posted to deferred income and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and for expected losses from executory contracts are recognised in the amount of their anticipated utilisation (settlement amount). Provisions with a remaining maturity of more than one year are discounted or interest is added back to their book value in accordance with Section 253 (2) HGB. Current gains or losses from the discounting and interest cost are reported under net interest income. In the reporting year, there were no provisions with a remaining maturity of more than one year, however. Discounting in accordance with Section 253 (2) HGB was therefore not necessary. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of obligations over expected benefits.

Income generated prior to the reporting date is presented under deferred income where this will be generated for a certain period of time after the reporting date. This item primarily includes deferrals in connection with derivative products. Payments that FMS Wertmanagement received for the derivatives taken over from pbb and HRE (negative fair values) are recognised here. The deferred income item also includes deferrals in connection with the underwriting and lending business. Deferred income particularly includes the deferred payments received by FMS Wertmanagement for the hedge adjustments of the hedged items taken over from pbb and HRE. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. Deferred income is amortised over the useful life on a straight-line basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge currency and counterparty risks.

•

Derivative financial instruments that are used to hedge the interest rate risk of individual hedged items (micro hedges) are measured together with the hedged items. If the offsetting interest rate induced changes in the value of the hedged item and hedging instrument are not compensated, an unequal treatment of the difference occurs.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into a offsetting item with the other interestbased and non interestinduced transactions in the trading book (securities, loans). A provision is only recognised if an excess obligation exists in this offsetting item. It was not necessary to recognise a provision in the short fiscal year.

•

Derivatives such as credit default swaps and foreign currency swaps are used to hedge counterparty or currency risks. These derivatives are not aggregated with other hedged items in hedges and are measured in accordance with the general principles of commercial law. It was not necessary to recognise a provision in the short fiscal year.

FMS Wertmanagement uses the net hedge presentation method to present documented hedges for hedging market price risks at individual transaction level (micro hedges) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument (net hedge presentation method) were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies for this ineffective portion were used. In an existing excess obligation, the ineffective portion of the hedge’s hedged risk is recognised unequally through the recognition of a provision for anticipated losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument.

The portfolio servicer carried out an effectiveness test of the hedges. The effectiveness of the hedges was examined primarily on the basis of linear regression.

Contingent liabilities are disclosed under the line at their principal amount after deduction of any provisions recognised.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB. FMS Wertmanagement performs its currency translation at the reporting date within the scope of specific coverage in accordance with Section 340h HGB. Assets and liabilities denominated in foreign currencies are translated at the middle spot rate at 31 December 2010, for which the reference exchange rate recorded centrally by the European Central Bank is used. Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i.e. not netted, in the income statement.

Notes to the balance sheet

Loans and advances to banks

31.12.2010 € million
Of which: to affiliated companies	0
Of which: to other long-term investees and investors	0

Payable on demand	47,084
Up to three months	2,442
More than three months and up to one year	4,480
More than one year and up to five years	5,022
More than five years	8,725
Indefinite term	0

Total	67,753

Loans and advances to customers

31.12.2010 € million
Of which: to affiliated companies	2,321
Of which: to other long-term investees and investors	9

Payable on demand	0
Up to three months	5,211
More than three months and up to one year	4,039
More than one year and up to five years	11,142
More than five years	14,420
Indefinite term	0

Total	34,812

Debt instruments

The debt instruments item in the balance sheet is broken down as follows:

31.12.2010 € million
Book value	243,775
of which: public-sector issuers	62,674
of which: other issuers	65,357
of which: own debt instruments	115,744

Marketable securities	243,775
of which: listed	210,986
of which: not listed	32,789

Securities of affiliated companies	0
Securities of other long-term investees and investors	0
Securities sold under repurchase agreements as at 31 December 2010	157,966
Securities due in 2011	66,921

Of the marketable securities, EUR 125,353 million are allocated to fixed assets and not measured in accordance with the strict lower of cost or market principle. If the impairment existing at the reporting date is not considered permanent and it is expected that the securities will be repaid in full on maturity, the securities are not written down and are measured at amortised cost.

Own debt instruments of EUR 116 billion result from the issue for stock of own debt instruments for the purpose of restructuring the refinancing of FMS Wertmanagement and are measured as current assets. Issues with a volume of EUR 124 billion guaranteed by SoFFin were transferred to FMS Wertmanagement from the HRE Group as part of the portfolio transfer. Of this figure, EUR 109 billion was replaced by FMS Wertmanagement’s own issues up to the end of 2010 and the SoFFin guarantees no longer needed were gradually returned. From the given date forward FMS Wertmanagement’s own issues served to secure the borrowings from the central banks.

The deferred writedowns on debt instruments total EUR 24,427 million. The book values and the fair values of these financial instruments (including accrued interest), broken down by issuer group, can be seen in the following overview:

€ million	Of which: public-sector issuers	Of which: banks	Of which: other issuers	Total
Book value	62,430	11,648	51,275	125,353
Fair value	46,750	10,331	43,614	100,695
Deferred write-downs in fixed assets	15,346	1,231	7,850	24,427
of which: asset-backed securities				2,443
of which: PIIGS countries				14,519
Portugal				(437)
Ireland				(365)
Italy				(7,655)
Greece				(4,717)
Spain				(1,345)

For these securities, FMS Wertmanagement assumes on the basis of its windup strategy, some of which is geared toward the long term, and the expected performance that the fair value will only temporarily be lower than the book value. There are currently no payment problems or doubts about the recoverability of these securities. A portion of the deferred writedowns is offset by general provisions amounting to EUR 44 million.

Shares in affiliated companies and other long-term equity investments

None of the other longterm equity investments and shares in affiliated companies held by FMS Wertmanagement are marketable.

Other long-term equity investments	31.12.2010 € million
Book value	7
of which: other long-term equity investments in banks	0
of which: other long-term equity investments in financial services institutions	0

Shares in affiliated companies	31.12.2010 € million
Book value	316
of which: shares in affiliated companies (banks)	0
of which: shares in affiliated companies (financial services institutions)	253

These essentially concern the investments in Hypo Real Estate Capital Corp., New York, and WH-Erste Grundstücks GmbH & Co. KG, Schönefeld.

Fiduciary assets

31.12.2010 € thousand
Receivables from customers	479

Total	479

Tangible fixed assets

The amount presented for tangible fixed assets completely comprises the operating and office equipment of FMS Wertmanagement.

Changes in fixed assets

				Depreciation/amortization
€ thousand	Cost 8.7.2010	Additions 2010	Disposals 2010	Current year 2010	Cumulative 31.12.2010	Book value 31.12.2010
Intangible fixed assets	0	2,133	0	107	107	2,026
Tangible fixed assets	0	202	0	37	37	165

		Changes*
Long-term equity investments	0	6,719				6,719
Shares in affiliated companies	0	315,681				315,681
Securities classified as fixed assets	0	125,352,728				125,352,728

*	The option to combine items in accordance with Section 34 (3) RechKredV was used.

Other assets

The other assets of EUR 3,069 million recognised as at 31 December 2010 relate almost exclusively to the existing loss compensation claim against SoFFin (EUR 3,039 million).

Prepaid expenses

Prepaid expenses are comprised of the following items:

31.12.2010 € million
Book value	8,018
of which: positive fair values of the derivatives transferred as at 1 October 2010	6,385
of which: from the lending business	1,633
Premium from receivables	(1,633)

Prepaid expenses from the lending business also include the deferred payments made by FMS Wertmanagement for the hedge adjustments of the hedged items (receivables) taken over from pbb and HRE. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The prepaid expenses are reversed over the lifetime of the assets using the straight-line method.

Subordinated assets

31.12.2010 € million
Receivables from banks	510
from affiliated companies	0
from other long-term investees and investors	0
Receivables from customers	0
Debt instruments	336
from affiliated companies	0
from other long-term investees and investors	0

Total	846

Liabilities to banks

31.12.2010 € million
To affiliated companies	0
To other long-term investees and investors	0

Payable on demand	0
Up to three months	147,151
More than three months and up to one year	33,443
More than one year and up to five years	4,952
More than five years	4,531

Total	190,077

Liabilities to customers

31.12.2010 € million
To affiliated companies	0
To other long-term investees and investors	0

Payable on demand	231
Up to three months	45
More than three months and up to one year	292
More than one year and up to five years	655
More than five years	1,227

Total	2,450

Securitised liabilities

31.12.2010 € million
Book value	139,651
of which: to affiliated companies	0
of which: to other long-term investees and investors	0

Amounts due in 2011	83,651

Fiduciary liabilities

31.12.2010 € thousand
Liabilities to banks	275
Liabilities to customers	204

Total	479

Other liabilities

This item principally comprises the currency translation adjustment item of EUR 1,316 million.

Deferred income

Deferred income is comprised of the following items:

31.12.2010 € million
Negative fair values of the derivatives transferred as at 1 October 2010	23,711
From the lending business (discount from receivables)	154
Other	8

Total	23,873

Deferred income from the lending business also includes deferred payments received by FMS Wertmanagement for the hedge adjustments of the hedged items (receivables) taken over from pbb and HRE. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. The deferred income is reversed over the lifetime of the liabilities using the straight-line method.

Provisions

€ million	Balance 8.7.2010	Transfer	Addition	Disposal	Utilisation	Closing balance 31.12.2010
Other
Non-personnel expenses and commission expenses	0	0	3	0	0	3
Loss absorption	0	12	0	0	5	7
Expected losses	0	48	306	0	0	354
Other	0	3	4	0	0	7

Total	0	63	313	0	5	371

Changes in equity

The subscribed capital of FMS Wertmanagement as at 31 December 2010 was EUR 200 thousand. FMS Wertmanagement received other additions to its capital reserves from the transfer amounting to EUR 1,800 thousand. The net loss for the 2010 reporting period was EUR 2,000 thousand.

Deferred taxes

The Bank does not make use of the option to recognise surplus deferred tax assets resulting from aggregate tax benefits arising in accordance with Section 274 (1) Sentence 2 HGB. The surplus deferred tax assets at 31 December 2010 mainly result from the income tax loss carryforward as well as tax differences, especially from valuation allowances on loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies and provisions for expected losses and legal costs.

Deferred taxes are calculated on the basis of the combined income tax rate of FMS Wertmanagement of currently 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. In the fiscal year arose deferred taxes in the asset side that were not entered into the balance sheet.

Contingent liabilities

Under this item FMS Wertmanagement reports its possible utilisation of guarantees in the amount of EUR 13,847 million, undrawn liquidity facilities in the amount of EUR 2,982 million as well as irrevocable loan commitments in the amount of EUR 2,158 million.

Guarantees as defined in Section 8a (1) FMStFG hedge EUR 6,302 million in financial risks from certain risk positions as part of the asset transfer to FMS Wertmanagement. The assets guaranteed are still accounted for by the holders, Depfa Bank plc and pbb. The guarantees are designed as abstract, directly enforceable, irrevocable, unconditional guarantees and took economic effect on 1 December 2010.

FMS Wertmanagement also fully refinanced the existing business of its subsidiaries Hypo Real Estate Capital Corp., New York, and Flint Nominees Ltd., London, guaranteeing and hence assuming the default risks arising from this business through credit derivatives (credit default swaps). The nominal value of these credit default swaps is EUR 2,224 million. As the receivables from these affiliated companies are carried in the balance sheet, the credit default swaps do not present an additional credit risk. A potential default will therefore materialise only once.

This item also includes credit default swaps of EUR 5,320 million with FMS Wertmanagement as guarantor. These credit default swaps are also presented under the credit derivatives in the breakdown of the derivatives.

In addition to the undrawn liquidity facilities mentioned above, there is a further unlimited liquidity facility with Depfa Bank plc for refinancing cash collateral for specific assets and derivatives to be provided by Depfa Bank plc.

FMS Wertmanagement does not know whether or when these individual contingent liabilities will be utilised and in what amount. When FMS Wertmanagement obtains sufficient concrete information about a loss from an anticipated utilisation, a provision is recognised.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2010 in the amount of EUR 157,966 million (see the description under debt instruments), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS Wertmanagement.

Derivative financial instruments

The table below shows the breakdown of FMS Wertmanagement’s interestbased and currencybased transactions:

31.12.2010 € million	Remaining maturity in years (nominal)			Nominal	Market value
	≤ 1	1 – 5	≥ 5	Total	Positive	Negative
Interest-based transactions	26,160	103,079	159,999	289,237	8,162	–22,297
of which:
OTC products	26,160	103,079	159,999	289,237	8,162	–22,297

Currency-based transactions	48,015	10,763	2,287	61,066	1,081	–1,574
of which:
OTC products:	48,015	10,763	2,287	61,066	1,081	–1,574
Forward exchange transactions	46,393	121	0	46,515	390	–610
Cross currency swaps	1,622	10,642	2,287	14,551	691	–964
Total	74,175	113,842	162,286	350,303	9,243	–23,871

The interest-based transactions are almost exclusively comprised of interest rate swaps.

The following table shows the breakdown of credit derivatives:

31.12.2010 € million	Nominal	Positive market values	Negative market values
Secured party
Credit default swaps	2,939	550	–14
Guarantor
Credit default swaps	5,320	1	–484
of which in € million	1,515	0	–265
of which in USD million	5,084	2	–293

Total	8,259	551	–498

The fair values of the nonexchangetraded derivatives were calculated using actuarial valuation techniques and measurement parameters available on the market.

In accordance with Section 254 HGB, FMS Wertmanagement aggregates hedged items and hedging instruments into hedges. Hedged items with a total value of EUR 80,968 million have been aggregated into micro hedges.

Nominal values of the hedged items in EUR million:

31.12.2010 € million
Assets	78,886
Liabilities	2,082

Total	80,968

The amount of the risk hedged, i.e. the amount in which the changes in value (expenses and income) of the hedged items and hedging instruments aggregated in the micro hedges at the reporting date are fully compensated and therefore not presented in the income statement, is EUR 4,560 million.

The changes in value of the hedged items and hedging instruments arising from hedges with negative ineffectiveness can be seen in the following overview:

31.12.2010 € million	Negative change in value	Positive change in value
Hedged items	2,170	36
Hedging instruments	67	2,094

Total	2,237	2,130

of which not recognised	(2,130)	(2,130)
of which recognised as a provision for anticipated losses	(107)	0

This list and the amount stated for the risk hedged contain all hedged items and hedging instruments from hedges whose effectiveness is demonstrated through a fair value hedge. They do not include hedges whose effectiveness is demonstrated through the cash flows of the hedged item and hedging instrument, which is the case when the hedging instrument is a total return swap (TRS). For TRSs, hedged items with a value of EUR 6,860 million have been aggregated into micro hedges.

Foreign-currency items

Total assets in foreign currencies amount to EUR 97,905 million. Liabilities in foreign currencies exist at yearend in the amount of EUR 55,373 million.

The open foreign-currency items are offset by forward exchange transactions or currency swaps with matching maturities.

Notes to the income statement

Net interest income

31.12.2010 € million
Interest income	4,088
Lending and money market transactions	3,149
Fixed-interest securities and debt claims	939

Interest expenses	3,942
Lending and money market transactions	3,027
Securitised liabilities	407
Loans taken out	53
Other	455

Total	146

Income and expenses from discounting were not generated or incurred in the short 2010 fiscal year.

Net commission income

31.12.2010 € million
Commission income	26
Lending business	8
Other	18
Derivatives business	1

Commission expenses	112
SoFFin guarantees	110
Other	2

Total	–86

The negative net commission income is primarily the result of premium payments for derivatives entered into for hedging purposes as well commission expenses for former bonds issued by HRE with SoFFin guarantees (Section 6 FMStG). Most of these bonds guaranteed by SoFFin were redeemed in 2010, leading to the guarantees being returned.

Write-downs of and valuation allowances on receivables and certain securities,

and additions to loan loss provisions

The following expenses are reported in this income statement item:

31.12.2010 € million
Valuation allowances and additions to loan loss provisions	1,839
Write-downs of securities and bonds	111

Total	1,950

The allowances for loan losses relate to the additions to the specific and general provisions on receivables in the short fiscal year. The writedowns of securities and bonds relate to writedowns of securities from the liquidity reserve.

Write-downs of and valuation allowances on other equity investments,

shares in affiliated companies and securities classified as fixed assets

The following expenses incurred in connection with the debt instruments reported under financial assets were recorded in this income statement item:

31.12.2010 € million
Write-downs of debt instruments	1,017
Write-downs of equity investments	6
Losses on the sale of debt instruments	3
Total	1,026

Other operating income and expenses

Other operating expenses of EUR 17 million mainly result from additions to the other provisions that are not loan loss provisions (EUR 9 million). Other operating expenses also include a net amount of EUR 0.8 million arising from currency translation.

Other operating income of EUR 16 million relates to premium payments received in connection with the termination of credit derivatives.

Prior-period income and expenses

No priorperiod income and expenses were incurred in the short fiscal year.

Income from loss absorption

The income disclosed here results from the recognition in profit or loss of FMS Wertmanagement’s loss compensation claim in respect of SoFFin.

Other disclosures

Auditor’s fee

The services provided by the audit firm PricewaterhouseCoopers in the short fiscal year are divided into EUR 1,200 thousand for audit services at 31 December 2010 and EUR 65 thousand for other services.

Shareholdings

The following overview shows the shareholdings of FMS Wertmanagement, each of which is based on the company’s most recent annual financial statements.

Shares in affiliated companies at 31 December 2010:

Name and registered office	Share in capital	of which indirectly	Equity in thsd.	Result in thsd.	Currency
Flint Nominees Ltd., London	100.00%		50,961	719	GBP
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1	0	GBP
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	0	0	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	290	–127	GBP
Hypo Property Services Ltd., London	100.00%	100.00%	112	1	GBP
JER Europe Fund III, L.P., London	0.33%	0.33%	63,790	–87,512	EUR
WH-Erste Grundstücks Verwaltungs GmbH, Schönefeld	100.00%		178	–18	EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Schönefeld	100.00%	100.00%	13	–3	EUR
WH-Erste Grundstücks GmbH & Co. KG, Schönefeld	93.98%		70,115	–8,386	EUR
WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld	100.00%	100.00%	40,230	–60	EUR
Hypo Real Estate Capital Corp., New York*	100.00%		467,452	8,373	USD
Liffey Camelback, LLC, Wilmington/Delaware*	100.00%	100.00%	1,500	n.a.	USD
Liffey NSYC, LLC, Wilmington/Delaware*	100.00%	100.00%	2,600	n.a.	USD
Liffey 1110 Park LLC, Delaware*	100.00%	100.00%	700	n.a.	USD
Quadra Realty Trust, Inc. i.L., Maryland*	100.00%	100.00%	n.a.	n.a.	USD
Quadra QRS, LLC, Maryland*	100.00%	100.00%	n.a.	n.a.	USD
Hypo Real Estate Transactions S.A.S., Paris	100.00%		66	26	EUR

*	FMS Wertmanagement was not the legal but the economic owner as at 31 December 2010.

Other long-term equity investments at 31 December 2010

Name and registered office	Share in capital	Of which indirectly	Equity in thsd.	Result in thsd.	Currency
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%		–705	–3	EUR thousand
Airport Bureau Verwaltungs GmbH, Berlin	32.00%		–618	–44	EUR thousand
Riedemannweg 59 – 60 GbR, Schönefeld	100.00%	100.00%	–4,761	47	EUR thousand
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%		–1,855	328	EUR thousand
Inula Grundstücks-Verwaltungsgesell- schaft mbh & Co. KG, Grünwald	10.00%		–42,025	2,002	EUR thousand
Projektentwicklung Schönefeld Ver- waltungsgesellschaft mbH, Schönefeld	50.00%		28	0	EUR thousand
SP Projektentwicklung Schönefeld GmbH & Co. KG, Schönefeld	50.00%		15,988	–210	EUR thousand

Exchange rates

The exchange rates at 31 December 2010 were as follows:

United Kingdom	EUR 1 =	0.86075	GBP
Hong Kong	EUR 1 =	10.3856	HKD
India	EUR 1 =	59.7580	INR
Japan	EUR 1 =	108.65	JPY
Singapore	EUR 1 =	1.7136	SGD
United States of America	EUR 1 =	1.3362	USD

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Dr. Christian Bluhm, CRO (since 8 July 2010)

ErnstAlbrecht Brockhaus, Treasury/Markets (since 1 September 2010)

Frank Hellwig (from 8 July until 15 September 2010)

Members of the Supervisory Board

Dr. Karl Kauermann (since 8 July 2010)

Chairman of the Supervisory Board

Businessman

Dr. Christopher Pleister (since 8 July 2010)

Deputy Chairman of the Supervisory Board

Member of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Dr. Hannes Rehm (from 8 July until 20 August 2010)

Spokesman of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Gerhard Stratthaus (from 8 July until 20 August 2010)

Member of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Bernd Giersberg (since 8 July 2010)

Lawyer

Dr. Eckart John von Freyend (since 8 July 2010)

Businessman

Rita Geyermann (since 25 August 2010)

Director Loan Securitisation at KfW Bankengruppe

Dr. Andreas Ricker (since 25 August 2010)

Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS Wertmanagement’s Executive Board received remuneration of EUR 549 thousand for the short 2010 fiscal year. In addition, the Executive Board received benefits in kind of EUR 11 thousand in the short fiscal year.

Total remuneration of EUR 95 thousand was paid to the members of FMS Wertmanagement’s Supervisory Board.

Annual average number of employees

At 31 December 2010, FMS Wertmanagement had 18 employees. The average number of employees in the short 2010 fiscal year was:

	Women	Men	Total
Full-time employees	2	6	8

Seats held by Executive Board members and employees

In the short fiscal year, neither members of the Executive Board nor employees of FMS Wertmanagement held seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 in conjunction with Section 267 (3) HGB.

Responsibility statement in accordance with

Section 264 (2) Sentence 3 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS Wertmanagement, and the management report includes a fair review of the development and performance of the business and the position of the company, together with a description of the principal opportunities and risks associated with the expected development of FMS Wertmanagement.

Munich, 9 May 2011

FMS Wertmanagement

The Executive Board

Dr. Christian Bluhm	Ernst-Albrecht Brockhaus

Report of the Independent Auditor for the year ended December 31, 2010

Auditors’ report

We have audited the annual financial statements – comprising the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity – together with the bookkeeping system and the management report of FMS Wertmanagement for the short business year from 8 July to 31 December 2010. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions of the Company’s Charter are the responsibility of the Executive Board of FMS Wertmanagement. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § (Article) 317 HGB (“Handelsgesetzbuch”: “German Commercial Code”) and German generally accepted standards for the audit of financial statements promulgated by the Institute der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of FMS Wertmanagement and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accountingrelated internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Company’s Charter and give a true and fair view of the net assets, financial position and results of operations of FMS Wertmanagement in accordance with (German) principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of FMS Wertmanagement’s position and suitably presents the opportunities and risks of future development.

Munich, 9 May 2011

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Sven Hauke	ppa. Carolin Dilger
Wirtschaftsprüfer	Wirtschaftsprüferin
[German Public Auditor]	[German Public Auditor]

ANNEX A

SCHEDULE OF FUNDED DEBT OUTSTANDING AS OF DECEMBER 31, 2011

FMS-WM bearer bonds as of 31 Dec 2011 (excluding registered bonds)

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
EUR	66		138,582,300	138,582,300	148,112,300

DE000A1EWQQ4	floating	April 27, 2012	1,500,000	1,500,000	6,000,000
DE000A1EWQR2	floating	May 11, 2012	1,500,000	1,500,000	5,000,000
DE000A1EWQS0	floating	September 17, 2012	1,000,000	1,000,000	1,000,000
DE000A1EWQT8	floating	September 28, 2012	1,000,000	1,000,000	1,000,000
DE000A1EWQ37	fixed	November 15, 2012	4,000,000	4,000,000	4,000,000
DE000A1E8SA4	floating	October 15, 2015	5,000,000	5,000,000	5,000,000
DE000A1E8SF3	floating	May 15, 2012	5,000,000	5,000,000	5,000,000
DE000A1E8SG1	floating	February 15, 2012	4,000,000	4,000,000	4,000,000
DE000A1E8SH9	floating	August 15, 2012	4,000,000	4,000,000	4,000,000
DE000A1E8SJ5	floating	August 15, 2014	4,000,000	4,000,000	4,000,000
DE000A1E8SR8	floating	March 13, 2012	800,000	800,000	800,000
DE000A1E8SS6	floating	January 11, 2013	1,100,000	1,100,000	1,100,000
DE000A1E8ST4	floating	March 13, 2013	1,100,000	1,100,000	1,100,000
DE000A1E8SU2	floating	January 12, 2012	5,500,000	5,500,000	5,500,000
DE000A1E8SV0	floating	January 19, 2012	5,000,000	5,000,000	5,000,000
DE000A1H3DA4	floating	January 26, 2012	4,000,000	4,000,000	4,000,000
DE000A1H3DB2	floating	January 20, 2021	100,000	100,000	100,000
DE000A1H3DC0	floating	January 20, 2014	500,000	500,000	570,000
DE000A1H3DD8	fixed	January 20, 2012	750,000	750,000	750,000
DE000A1H3DE6	floating	February 16, 2021	50,000	50,000	50,000
DE000A1H3DF3	floating	February 15, 2016	100,000	100,000	100,000
DE000A1H3DG1	floating	February 18, 2015	250,000	250,000	250,000
DE000A1H3DH9	floating	March 15, 2018	25,000	25,000	25,000
DE000A1H3DL1	floating	September 16, 2013	1,500,000	1,500,000	1,500,000
DE000A1H3DM9	floating	October 15, 2014	1,500,000	1,500,000	1,500,000
DE000A1H3DP2	fixed	March 25, 2013	7,000	7,000	7,000
DE000A1H3DQ0	floating	April 6, 2021	500,000	500,000	500,000
DE000A1H3DR8	floating	December 16, 2013	1,500,000	1,500,000	1,500,000
DE000A1H3DS6	floating	April 25, 2014	1,500,000	1,500,000	1,500,000
DE000A1H3DT4	floating	January 17, 2013	2,000,000	2,000,000	2,000,000
DE000A1H3DU2	floating	January 25, 2013	2,000,000	2,000,000	2,000,000
DE000A1H3DV0	floating	January 25, 2012	2,000,000	2,000,000	2,000,000
DE000A1KQ2P6	floating	January 31, 2013	2,000,000	2,000,000	2,000,000
DE000A1KQ2Q4	floating	March 15, 2012	2,000,000	2,000,000	2,000,000
DE000A1KQ2R2	floating	March 15, 2013	2,000,000	2,000,000	2,000,000
DE000A1KQ2S0	floating	March 15, 2014	2,000,000	2,000,000	2,000,000
DE000A1KQ2T8	floating	March 15, 2015	2,000,000	2,000,000	2,000,000
DE000A1KQ2U6	floating	March 20, 2013	2,000,000	2,000,000	2,000,000
DE000A1KQ2V4	floating	March 20, 2014	2,000,000	2,000,000	2,000,000
DE000A1KQ2W2	floating	June 29, 2012	5,000,000	5,000,000	5,000,000
DE000A1KQ2X0	floating	August 15, 2013	6,000,000	6,000,000	6,000,000
DE000A1KQ2Y8	floating	March 21, 2013	7,000,000	7,000,000	7,000,000
DE000A1KQ7U5	floating	October 18, 2013	5,000,000	5,000,000	5,000,000
DE000A1KQ7V3	floating	October 24, 2014	500,000	500,000	500,000
DE000A1KQ7W1	floating	April 25, 2013	5,000,000	5,000,000	5,000,000
DE000A1KQ7X9	floating	November 8, 2013	5,000,000	5,000,000	5,000,000
DE000A1KQ7Y7	floating	January 15, 2014	6,000,000	6,000,000	6,000,000
DE000A1KQ7Z4	floating	November 21, 2014	5,000,000	5,000,000	5,000,000

A-1

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
DE000A1KQ706	floating	June 6, 2014	5,000,000	5,000,000	5,000,000
DE000A1KRG61	fixed	May 17, 2021	10,000	10,000	10,000
DE000A1KQZ44	fixed	May 24, 2016	6,000	6,000	6,000
XS0630591450	fixed	November 27, 2012	24,300	24,300	24,300
DE000A1KRHP2	fixed	June 3, 2016	3,000,000	3,000,000	3,000,000
DE000A1KQ0U0	fixed	December 15, 2014	1,000,000	1,000,000	1,500,000
DE000A1KQ961	fixed	June 17, 2021	1,000,000	1,000,000	1,000,000
DE000A1K0KM5	fixed	July 14, 2014	3,000,000	3,000,000	3,000,000
DE000A1K0ET3	floating	August 1, 2021	50,000	50,000	60,000
DE000A1K0GG5	fixed	August 3, 2018	600,000	600,000	1,500,000
DE000A1K0M44	fixed	August 24, 2015	1,500,000	1,500,000	1,500,000
DE000A1K0TR5	floating	August 29, 2014	50,000	50,000	100,000
DE000A1K0SM8	fixed	September 8, 2021	1,500,000	1,500,000	1,500,000
XS0676448169	floating	March 13, 2013	70,000	70,000	70,000
XS0684910028	floating	September 29, 2012	250,000	250,000	250,000
XS0688819860	floating	October 7, 2012	200,000	200,000	200,000
XS0725285141	fixed	December 30, 2013	15,000	15,000	15,000
XS0725294218	fixed	December 28, 2018	25,000	25,000	25,000

GBP	9		2,162,000	2,588,292	3,085,119

DE000A1H3DJ5	fixed	March 1, 2016	22,000	26,338	26,338
DE000A1H3DN7	floating	March 22, 2012	235,000	281,336	538,729
DE000A1KQ1J1	floating	April 11, 2012	1,285,000	1,538,369	1,538,369
XS0617347082	floating	April 18, 2012	120,000	143,661	143,661
DE000A1KQ5E3	floating	May 4, 2012	60,000	71,830	71,830
DE000A1KQZ93	floating	May 26, 2012	20,000	23,943	23,943
DE000A1KQ9M8	floating	July 3, 2012	100,000	119,717	119,717
DE000A1K0DZ2	floating	June 16, 2014	250,000	299,294	538,729
DE000A1K0E51	floating	June 15, 2012	70,000	83,802	83,802

USD	5		1,235,000	954,479	1,031,764

XS0620757327	floating	April 25, 2013	500,000	386,429	386,429
XS0627519597	floating	November 20, 2012	100,000	77,286	77,286
XS0634259310	floating	June 8, 2012	35,000	27,050	27,050
XS0636310277	floating	June 10, 2014	100,000	77,286	77,286
XS0640923677	floating	June 21, 2013	500,000	386,429	463,714

JPY	1		5,000,000	49,900	49,900

DE000A1H3DK3	floating	October 22, 2012	5,000,000	49,900	49,900

NOK	2		750,000	96,724	96,724

XS0644078486	fixed	July 5, 2021	500,000	64,483	64,483
XS0690541296	fixed	October 14, 2016	250,000	32,241	32,241

SEK	6		3,030,000	339,991	362,433

XS0633543508	fixed	August 12, 2017	1,000,000	112,208	112,208
XS0669208448	fixed	August 26, 2014	500,000	56,104	56,104
XS0676308405	floating	September 15, 2014	550,000	61,715	61,715
XS0683079023	floating	March 27, 2015	330,000	37,029	37,029
XS0683194558	floating	October 4, 2013	300,000	33,662	56,104
XS0722479226	floating	December 20, 2013	350,000	39,273	39,273

Total	89			142,611,686	152,738,241

A-2

THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of about 357,000 square kilometers (about 138,000 square miles). Its total population was in the range of 81.8 million in 2010. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 2.1.1, 2.4, 2.5, and 2.6.

The following is a map of the Federal Republic and illustrates its location with respect to neighboring countries.

The following table provides demographic information for the Federal Republic, including age distribution and population growth rates.

POPULATION

	2010	2009	2008	2007	2006
	(number of persons)
Total population	81,751,602	81,802,257	82,002,356	82,217,837	82,314,906

Age distribution	(percent of total population)
Under 20	18.4	18.8	19.0	19.4	19.7
20-40	24.2	24.3	24.6	25.0	25.5
40-60	31.1	31.0	30.8	30.3	29.8
60-80	21.0	20.8	20.6	20.5	20.4
80 and older	5.3	5.1	5.0	4.8	4.6

Growth rate	(percent change on the previous year)
Total population	-0.1	-0.2	-0.3	-0.1	-0.1
Under 20	-1.7	-1.8	-1.9	-1.7	-1.7
20-40	-0.7	-1.5	-1.8	-1.8	-2.1
40-60	0.2	0.6	1.1	1.6	2.3
60-80	0.9	0.8	0.3	0.3	-0.4
80 and older	3.0	2.9	3.4	3.2	3.4

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

The German population has entered a slightly declining trend, as it is aging gradually. These developments are expected to continue and intensify over the next several decades. These demographic trends are likely to result in downward pressure on Germany’s growth potential in the long run.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection (https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice—The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Dr Angela Merkel (CDU). Ms. Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009

(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke.(1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 502 million as of January 1, 2011. The EU is still in the process of enlargement. Croatia has been granted accession country status after a successful Croatian referendum on January 22, 2012 and, pending ratification by the Member States’ parliaments will become the twenty-eighth Member State on July 1, 2013. Formal membership negotiations have been opened with Turkey and Iceland. Former Yugoslav Republic of Macedonia, Serbia, and Montenegro have been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: The history of the European Union, Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Joint statement of European Commission President Barroso and European Council President Van Rompuy on the outcome of the EU accession referendum in Croatia, press release dated January 22, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/29&format=HTML&aged=0&language=EN&guiLanguage=en); Europa.eu, Enlargement, The policy, Countries on the road to EU membership (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2012 EU budget, which was adopted by the Parliament on December 1, 2011, amounts to EUR 147.2 billion in commitment appropriations and EUR 129.1 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.12% of the EU gross national income, while the amount of payment appropriations corresponds to 0.98% of the EU gross national income.

Sources: Europa.eu, What does the EU do? (http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market

(http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking

(http://ec.europa.eu/internal_market/bank/index_en.htm); European Commission, Financial Programming and Budget, Budget in figures, Financial framework 2007-2013 (http://ec.europa.eu/budget/figures/fin_fwk0713/fwk0713_en.cfm#cf07_13); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01) (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2006:139:0001:0017:EN:PDF); European Commission, Financial Programming and Budget, Budget in figures, 2012 (http://ec.europa.eu/budget/figures/2012/2012_en.cfm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, and Slovakia subsequently joined as Member States. In January 2011, Estonia joined as the seventeenth Member State.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: The European Union, Treaty on European Union (http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); The European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); The European Central Bank, The first ten years (http://www.ecb.int/ecb/10ann/html/index.en.html).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. A package of six new legislative acts (the so-called “six-pack”) entered into force on December 13, 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards the medium-term budgetary objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the new rules provide for a new “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditure according to a medium-term rate of GDP growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditure should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). A sanction is proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The new six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State which is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

For information on the pending EDP with respect to the Federal Republic, see “Public Finance – Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure.”

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions

(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&ag ed=1&language=EN&guiLanguage=en); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Packs” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011 the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct the existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country studies. It allows the European Commission and the Council to adopt recommendations to the Member State affected at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm according to which an excessive imbalance procedure (“EIP”) may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as an ultima ratio, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine up to 0.1% of GDP.

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. On March 2, 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. This treaty will enter into force once twelve Euro Area Member States have ratified it. Its provisions will be binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact will not replace the SGP but be applicable in parallel once it enters into force. The fiscal compact requires contracting parties to ensure convergence towards the country-specific MTO, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism is to be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty. If a Member State does not comply with this obligation, the matter will automatically be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that financial assistance will only be granted under the ESM, if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU by March 1, 2013 and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “– Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in the EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance

(http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); Bundesregierung, Ein Vertrag für mehr Stabilität in der Wirtschafts- und Währungsunion, press release of March 7, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-07-kabinett-fiskalvertrag.html).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council of the European Union and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consists of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which are to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF has been operational since August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In mid-2011, the Heads of State or Government agreed to increase the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion and to increase its scope of activity, by announcing additional measures designed to alleviate the Greek debt crisis and the stability of the euro area as a whole. In order to fulfill its mission, the EFSF has since then not only been authorized to provide loans to Euro Area Member States in financial difficulties, but also to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries. These amendments to the EFSF Framework entered into force in October 2011.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would provide partial risk protection to newly issued bonds of a Euro Area Member State. It would provide for a fixed credit protection of 20-30% of the principal amount of the sovereign bond. The partial risk protection is to be used primarily under one of the EFSF’s precautionary programs and is designed to increase demand for new issues of Euro Area Member States and lowering funding costs. In early 2012, the European Sovereign Bond Protection Facility was established, implying that the risk protection model has since been operational. The second option aims at the creation of one or more co-investment funds which would allow a combination of public and private funding. A co-investment fund would provide funding for interventions in the primary and secondary debt markets and could, inter alia, be used by Euro Area Member States for bank recapitalizations. A first loss tranche of the fund would be financed by the EFSF. As of May 10, 2012, no co-investment fund has been established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States which are receiving financial support (Ireland, Portugal and Greece). As of the end of April 2012, the EFSF had outstanding bonds and bills of approximately EUR 77 billion. The EFSF has been created as a temporary institution (i.e., after June 2013, the EFSF would not enter into any new programs but will continue the management and repayment of any outstanding debt and will cease operations once all outstanding debt has been repaid).

Sources: EFSF FAQ Update as of March 28, 2012 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm). EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. On February 2, 2012, the Euro Area Member States signed the revised treaty on the ESM. Prior to its entry into force, which is targeted for July 2012 (a year earlier than originally planned), the ESM treaty must be ratified by Euro Area Member States that represent in the aggregate 90% of the total subscriptions in the ESM.

The ESM has been designed as a permanent crisis mechanism that will assume the tasks currently fulfilled by the EFSF and the EFSM and will be established as an intergovernmental organization under public international law. The ESM will have an effective lending capacity of EUR 500 billion backed by total subscribed capital of EUR 700 billion. Of this amount, EUR 80 billion will be in the form of paid-in capital provided by the Euro Area Member States and EUR 620 billion in the form of callable capital committed by Euro Area Member States. The contribution of each Euro Area Member State will be based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution will amount to approximately 27%. The Federal Republic will contribute paid-in capital in an amount of approximately EUR 22 billion to the ESM. The payment of paid-in shares should be made in five equal installments of 20% of the total amount starting fifteen days after the date of entry into force of the treaty. Two installments are scheduled to be paid in 2012, two more in 2013 and the final tranche in the first half of 2014. This payment schedule implies a payment obligation of approximately EUR 8.7 billion for the Federal Republic in 2012.

The ESM’s purpose will be to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM will be able to use the range of instruments that has been put in place for the EFSF. In addition to loans to beneficiary Euro Area Member States, it will provide precautionary financial assistance and loans to Euro Area Member States for the recapitalization of financial institutions. It will also be authorized to purchase bonds of beneficiary Euro Area Member States in the primary and secondary markets. Financial support will be provided subject to strict economic policy conditionality. Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed time line (one year after entry into force) will be eligible for financial support from the ESM. Financial assistance from the ESM will be activated upon a Euro Area Member State’s request and active participation of the IMF will be sought. The ESM’s rules will provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses will be included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans will enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program at the signing of the ESM treaty.

In principle, decisions under the ESM will be taken by mutual agreement. However, the ESM treaty provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%.

Due to the advanced start, the ESM will operate alongside the EFSF for twelve months. These mechanisms will have a joint lending capacity of EUR 700 billion, and until mid-2013 the EFSF may engage in new programs in order to ensure a full fresh lending capacity of EUR 500 billion.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); EFSF FAQ Update as of March 28, 2012 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Council, Statement by the Euro Area Heads of State or Government, dated March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128521.pdf); Bundesministerium der Finanzen, Kabinett beschließt Ratifizierung und Finanzierung des Europäischen Stabilitätsmechanismus (ESM), press release dated March 14, 2012 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2012/03/2012-03-14-PM08.html); European Council, Statement of the Eurogroup, dated March 30, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/129381.pdf).

Financial Assistance to Euro Area Member States. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the so-called Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion has been disbursed, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF. At year-end 2011, KfW had disbursed EUR 15.2 billion under this loan facility. Due to the set up of the second financial support program for Greece described below, no further disbursements are expected to be made by KfW.

In mid-2011, the need for a second financial support program became clear. In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately EUR 197 billion, or 95.7%, had been exchanged. Accordingly, in mid-March 2012, Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.6 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

Sources: European Commission, Economic and Financial Affairs, The EU as a borrower, Greek Loan Facility (http://ec.europa.eu/economy_finance/eu_borrower/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Bundesfinanzministerium, Griechenland: erfolgreicher Schuldenschnitt, press release of March 9, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-09-griechenland-schuldenschnitt.html); Statement by Commission Vice-President Olli Rehn on private sector participation in the second Greek programme, dated March 9, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/174); Summary for non-specialists, Occasional Papers No. 94/March 2012, The Second Economic Adjustment Programme for Greece, March 2012. (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp94_summary_en.pdf); Statement by the President of the Eurogroup, Jean-Claude Juncker, press release of March 14, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/128941.pdf).

The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with the economic adjustment program, consists of financial support of EUR 85 billion, including EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion is being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In March 2012, the European Commission announced the completion of the fifth review of the financial assistance program for Ireland. It concluded that program implementation by Ireland remains strong and on track, while some challenges remain. In this context, the disbursement of the next tranche was authorized in March 2012, bringing total EU/IMF funding to Ireland to EUR 47.9 billion since the launch of the program. The financial assistance program is expected to cover financing needs until the second half of 2013, although Ireland intends to re-enter the financial market earlier.

In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, of which the EU has pledged EUR 52 billion and the IMF’s contribution consists of a three-year loan in an amount equivalent to approximately EUR 26 billion. In February 2012, the European Commission, the ECB and the IMF announced the results of the third review mission. They concluded that Portugal is making good progress towards adjusting its economic imbalances and, provided the authorities continue with strict program implementation, the Euro Area Member States have declared they stand ready to support Portugal until market access is regained. The disbursement of the next tranche, which is expected to be completed by May 2012, will raise total EU/IMF funding to Portugal to around EUR 53 billion. The financial assistance program is expected to cover financing needs through the second half of 2014, with partial capital markets financing planned from the second half of 2013.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, The EU as a borrower, Ireland (http://ec.europa.eu/economy_finance/eu_borrower/efsm/ireland/index_en.htm); European Commission, Ireland: European Commission gives green light for €5.8 billion payment following successful completion of fifth review of financial assistance programme, press release dated March 1, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/149); European Commission, Economic Adjustment Programme for Ireland – Winter 2011 Review, Occasional Paper 93, March 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp93_en.pdf); European Commission, Economic and Financial Affairs, The EU as a borrower, Portugal

(http://ec.europa.eu/economy_finance/eu_borrower/efsm/portugal/index_en.htm); Statement by the EC, ECB, and IMF on the Third Review Mission to Portugal, press release dated February 28, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/142); European Commission, The Economic Adjustment Programme for Portugal, Third Review Winter 2011/ 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp95_en.pdf, page 6).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4 (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Institutional Reform of the European Union: Main dates (http://europa.eu/documentation/legislation/institutional_reform/chronology/index_en.htm); Official Journal of the European Union, 2004/C 310/01 (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005

(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council – June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon: News (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2011, the GDP of Germany expressed at current prices was EUR 2,570.8 billion, compared to EUR 2,476.8 billion in 2010, which represents an increase of 3.8%. GDP adjusted for price effects rose by 3.0% compared to 2010 and exceeded the 1991 level by 30.2%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.7% since 1991. In calculating price-adjusted GDP, the German Federal Statistical Office uses a chain index based on the previous year’s prices. In 2011, GDP per capita at current prices was EUR 31,437, while GDP per employee at current prices was EUR 62,550.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2011, services accounted for 69.0% of gross value added, measured at current prices compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.2% in 2011, compared to 16.3% in 1991, and “public services, education, health,” accounting for 17.9% of gross value added in 2011, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.6% of gross value added compared to 30.2% in 1991. Construction contributed 4.4% to gross value added in 2011, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 1.0% of gross value added in 2011, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.2.1.

In 2011, private final consumption expenditure totaled 57.4% of GDP in current prices, gross capital formation amounted to 18.0%, and government final consumption expenditure equaled 19.6%. Exports and imports of goods and services accounted for 50.1% and 45.0% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.1% of GDP in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.3.1.

In 2011, price-adjusted GDP rose by 3.0% compared to 2010. The GDP adjusted for price and calendar effects increased by 3.1% compared to 2010. Net exports contributed 0.8 percentage points to economic growth in 2011. This was due to an increase in exports by 8.2%, compared to an increase of 13.7% in 2010 and a 13.6% decline in 2009, while imports rose by 7.4% on a price-adjusted basis, compared to an increase of 11.7% in 2010 and a 9.2% decline in 2009. Exports measured at current prices reached EUR 1,289.16 billion and imports stood at EUR 1,157.74 billion. Gross fixed capital formation in machinery and equipment also increased in 2011 by 7.6% compared to a 10.5% increase in 2010 and a 22.8% decline in 2009, in price-adjusted terms, and gross fixed capital formation in construction rose by 5.8%. Final consumption expenditure of general government rose by 1.4% in 2011 upon price adjustment, and final consumption expenditure of households rose by 1.5% on a price-adjusted basis compared to 2010.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Tables 2.3.1, 2.3.2 and 2.3.10.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined from 7.7% in 2010 to 7.1% in 2011. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the unemployment rate decreased from 6.8% in 2010 to 5.8% in 2011. For an explanation of the differences between the national definition and the ILO definition, see “– Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) accelerated from 1.1% in 2010 to 2.3% in 2011. This was mainly due to the increase in prices for energy by 10.0%, in particular fuels, which increased 13.9%. Without energy prices, the index rose by only 1.3%. General government gross debt stood at EUR 2,088.5 billion at year-end 2011, compared to EUR 2,056.7 billion at year-end 2010.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2012, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2012, Table 1.1 and 1.2; Deutsche Bundesbank, Monatsbericht April 2012, Table IX.1.

Due to deteriorating global economic conditions in the second half of 2011 and in the first months of 2012, the German economy is experiencing a slowdown as well. However, domestic demand and employment are expected to strengthen further, and the slowdown is perceived to be of a temporary nature. In particular, private final consumption expenditure is expected to support growth. In its forecast published in April 2012, the Federal Government projected that GDP in Germany will grow by 0.7% in 2012, with private consumption growing by 1.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 3.0% and 4.0%, respectively, compared to 2011. Capital formation is also expected to support domestic demand. Gross fixed capital formation is projected to grow by 1.9% in 2012, supported by a projected increase in machinery and equipment by 2.6%, while the sub-category construction is predicted to increase by only 1.0%. In 2012, government final consumption expenditure is forecast to increase by 1.1%. The Federal Government expects that employment will equal approximately 41.5 million persons on average in 2012 compared to 41.1 million persons in 2011. The registered unemployment rate (Arbeitslosenquote) is expected to decrease further to 6.7% on average in 2012 (2011: 7.1%), which would constitute the lowest unemployment rate since German reunification.

Source: Bundesministerium für Wirtschaft und Technologie, Rösler zur Frühjahrsprojektion: “Die deutsche Wirtschaft kommt wieder in Schwung,” press release of April 25, 2012 (http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=486758.html).

The following table shows selected key economic figures for the Federal Republic for 2007 to 2011.

KEY ECONOMIC FIGURES

	2011	2010	2009	2008	2007
	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5
(change from previous year in %)	3.8	4.3	-4.0	1.9	5.0
GDP – price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	109.7	106.5	102.7	108.3	107.1
(change from previous year in %)	3.0	3.7	-5.1	1.1	3.3
GDP – price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	109.5	106.3	102.6	108.1	107.3
(change from previous year in %)	3.1	3.6	-5.1	0.8	3.4
Unemployment rate (ILO definition) (in %)(1)	5.8	6.8	7.4	7.2	8.3
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	2.3	1.1	0.4	2.6	2.3
Balance of payments – current account	147.7	150.7	140.6	153.6	180.9
General government gross debt(2)	2,088.5	2,056.7	1,766.9	1,649.3	1,582.4

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2012, Tables IX.1 and XI.2.

Economic Policy

General

The Federal Government’s foremost economic policy objectives are to further strengthen the forces for economic growth and employment. In addition, the Federal Government seeks to modernize the German economy and German society on every level in order to face successfully the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location that is able to compete globally for capital, ideas and innovation. The structural reforms contribute to strengthening the potential for growth and enhancing domestic sources of demand while preserving high international competitiveness.

In 2010 and 2011, Germany experienced strong economic growth. While this development was partly attributable to the rebound of the world economy, fiscal policy measures, including the Government’s “stimulus packages,” also played an important role in shielding the real economy from the effects of the global financial and economic crisis. German companies were able to build on their earlier export success and get back on track quickly. Since then, the initial economic stimulus from exports spread to the domestic economy, which has increasingly become the driving force behind Germany’s economic expansion. Accordingly, demand has become increasingly broad-based, strengthening the resilience of Germany’s economy with regard to external risks. The economic rebound has also led to an increase in employment. During the crisis, there were no major job losses despite the drastic decline in industrial output and overall economic activity in 2009. This was a positive exception compared to most other advanced economies. In recent years, employees and employers have agreed moderate wage agreements and thereby made a significant contribution toward improving the competitiveness of German companies. Furthermore, in recent years, Germany has reformed its systems of basic allowances for job-seekers and promoting employment. More efficient job placement services, as well as lower barriers to, and flexible patterns of, employment, have contributed to the overall functioning of the labor market. Collective bargaining agreements have become more flexible. For more information on recent economic developments, see “– Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

Current Policy Initiatives

Following the economic and financial crisis-related government interventions of 2009 and 2010, the objectives of economic policy shifted during 2011 to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long term and thereby secure future prosperity. To this end, government measures to overcome the crisis have been or will be successively phased out. Because the supply of credit to businesses steadily improved during the economic rebound, it was possible to phase out the credit and guarantee programs at the end of 2010 as planned. Short-time work arrangements proved to have a stabilizing effect on overall employment during the crisis. While the special arrangements for short-time work were initially scheduled to expire at the end of 2010, the Federal Government extended certain favorable regulations with respect to short-time work until March 2012. The bulk of additional investment spending by the Federal Government during the crisis was channeled into a special fund called the Investment and Redemption Fund (Investitions- und Tilgungsfonds). This fund only financed measures through the end of 2011, and has entered the redemption phase in 2012.

The Federal Government has also started the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (the so-called “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the new fiscal compact. For further details on the budget surveillance procedures, see “General – The European Union and European Integration – EU Economic Governance.” This process will involve limiting government spending, reducing subsidies, enhancing incentives, and placing a continued priority on funding for education and research. The financial budget targets until 2016 adopted by the Federal Government reflect this shift in fiscal policy. They seek to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In 2011, the general government deficit was already reduced to 1.0% of GDP, well below the Maastricht-threshold of 3% (for further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance – Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure”).

Properly functioning financial markets support long-term growth potential. As financial markets have continued to stabilize, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the resilience of financial institutions and the overall financial system with a number of different measures at both the national and EU level. The Federal Government intends to conclude the ongoing negotiations with respect to the implementation of Basel III at the EU level in a timely manner. Among other things, the Federal Government wants to ensure that the financing of companies, projects and investments is not hampered by its implementation. As a consequence of the developments in the euro area, the Federal Government has reopened the Special Financial Market Stabilization Fund SoFFin (Sonderfonds Finanzmarktstabilisierung) for new applications until the end of 2012.

Demographic changes are expected to have a significant impact on the future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is observing the existing incentive structures and, if necessary, intends to modify them in order to further improve the functioning of the labor market.

Well-trained, highly skilled workers are an important factor for the competitiveness of the German economy. For this reason, the Federal Government adopted the Plan to Secure Specialized Staff (Konzept Fachkräftesicherung) in June 2011. It is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. To this end, the Federal Government has passed a bill to reduce the salary threshold, from which onwards foreign specialists enjoy an easier immigration procedure, to an annual salary of EUR 48,000, as compared to EUR 66,000 under the former regulation. For foreign experts in the field of mathematics, informatics, natural sciences, technology, and for foreign physicians the threshold will be reduced even further to EUR 33,000 per year.

In addition, the Federal Government has earmarked another EUR 12 billion for investments in education and research in the current legislative period (i.e., until September 2013) with the objective of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent social challenges (e.g., climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure supports economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways. It has earmarked about EUR 10 billion per year until 2016 for infrastructure investments.

To boost competition, the Federal Government revised the Act against Restraints of Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen) to further improve conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules. Additional revisions are planned in the area of transport regulation.

In 2010, the Federal Government adopted new guidelines for energy policy through the year 2050. Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets the long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. In particular, by 2050, renewable energy is intended to meet 60% of German energy demand and make up for 80% of German electricity generation. Achievement of these energy and climate policy targets will require substantial investments. The development of new technologies, the further expansion of power grids, and the integration of these grids into a European electricity grid as well as striving for the conclusion of a new international climate protection agreement are all integral parts of the energy concept.

Germany’s external economic policy aims to increase the openness of international markets for goods and services, reduce trade barriers, and improve the conditions for cross-border investment. Among other things, this policy includes strengthening international competition through the elimination of unfair trade practices and subsidies as well as improving the protection and enforcement of intellectual property rights. For this reason, the Federal Government remains committed to reaching a comprehensive and balanced agreement in the WTO negotiations under the Doha Round. This agreement should also reflect the interests of developing countries. WTO-compatible regional and bilateral free trade agreements between the EU and its trading partners constitute an important complement to multilateral agreements within the framework of the WTO.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System – Policy Response to the Global Economic and Financial Crisis – Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European Sovereign Debt Crisis and the reform of the Stability and Growth Pact, see “General – The European Union and European Integration – Response to the European Sovereign Debt Crisis” and “General – The European Union and European Integration – EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011; Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010.

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2011	2010	2009	2008	2007	2011	2010	2009	2008
	(EUR in billions)					(change in %)
Domestic uses	2,439.4	2,341.4	2,256.0	2,319.6	2,258.5	4.2	3.8	-2.7	2.7
Final private consumption	1,474.4	1,423.0	1,387.4	1,387.7	1,356.7	3.6	2.6	-0.0	2.3
Final government consumption	502.9	488.8	475.8	452.6	434.0	2.9	2.7	5.1	4.3
Gross fixed capital formation	467.7	433.6	409.3	460.7	447.9	7.9	5.9	-11.2	2.9
Machinery and equipment	183.5	170.8	155.1	201.4	195.5	7.4	10.1	-23.0	3.0
Construction	255.5	235.0	227.1	231.5	225.6	8.7	3.5	-1.9	2.6
Other products	28.6	27.8	27.0	27.9	26.7	3.1	2.7	-2.9	4.3
Changes in inventories(1)	-5.7	-4.0	-16.5	18.6	19.9	—	—	—	—
Net exports(1)	131.4	135.5	118.5	154.2	170.0	—	—	—	—
Exports	1,289.2	1,159.8	995.9	1,189.2	1,145.4	11.2	16.5	-16.2	3.8
Imports	1,157.7	1,024.4	877.4	1,035.0	975.4	13.0	16.7	-15.2	6.1

Gross domestic product	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5	3.8	4.3	-4.0	1.9

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2011	2010	2009	2008	2007	2011	2010	2009	2008
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,295.9	2,216.8	2,117.2	2,217.0	2,177.0	3.6	4.7	-4.5	1.8
Agriculture, forestry and fishing	21.9	18.7	16.2	20.9	19.0	17.1	15.0	-22.2	10.1
Production sector (excluding construction)	588.2	548.1	496.1	574.9	575.2	7.3	10.5	-13.7	-0.1
Construction	100.9	96.3	94.8	93.2	88.7	4.8	1.5	1.7	5.1
Trade, transport, accommodation and food services	349.8	335.9	322.0	354.3	349.9	4.1	4.3	-9.1	1.3
Information and communication	88.8	89.1	91.4	86.9	86.9	-0.2	-2.6	5.2	0.1
Financial and insurance services	118.3	117.9	105.5	83.6	90.5	0.4	11.8	26.2	-7.6
Real estate activities	266.3	264.1	263.2	266.3	254.7	0.9	0.3	-1.2	4.6
Business services	246.2	238.6	231.4	258.4	249.3	3.2	3.1	-10.4	3.7
Public services, education, health	412.1	405.0	394.7	378.8	366.4	1.8	2.6	4.2	3.4
Other services	103.4	103.4	102.0	99.8	96.6	-0.1	1.4	2.2	3.4
Taxes on products offset against subsidies on products	275.0	260.0	257.3	256.8	251.5	5.8	1.0	0.2	2.1

Gross domestic product	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5	3.8	4.3	-4.0	1.9

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of Northrhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2011, the production sector’s aggregate contribution to gross value added at current prices was 25.6% (excluding construction) and 30.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 5.9% year-on-year in 2011 after rising by 9.8% in 2010 and declining by 17.9% in 2009.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2011), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2011 (March 2012), Tables 2.2.1, 2.2.2 and 3.2.1.

The following table shows the output of the production sector in index form using 2005 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR(1)

(2005 = 100)

	2011(2)	2010	2009	2008	2007
Production sector, total	112.1	103.9	94.3	111.5	111.6
Industry(3)	114.0	104.6	93.7	113.4	113.1
of which:
Intermediate goods(4)	116.2	107.1	93.3	114.2	114.5
Capital goods(5)	116.6	103.7	92.0	116.8	114.9
Durable goods(6)	100.2	95.7	87.6	104.0	108.4
Nondurable goods(7)	104.4	102.4	100.6	104.4	105.8
Energy(8)	86.7	93.6	90.6	95.6	98.2
Construction(9)	123.0	108.5	108.2	108.3	108.8

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2011, the services sector’s aggregate contribution to gross value added at current prices decreased slightly to 69.0% (after 70.1% in 2010 and only 62.0% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 17.9% in 2011 (after 18.3% in 2010).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.2.1.

Employment and Labor

In 2011, the average unemployment rate according to the national definition was 7.1%, compared to 7.7% in 2010. Under the ILO definition, the average unemployment rate was 5.8% in 2011 compared to 6.8% in 2010. Under both definitions, the average unemployment rate in 2011 decreased significantly to the lowest level of unemployment since 1991.

The strong labor market in 2010 and 2011 was attributable to the strong growth performance of the German economy, but also to favorable rules regarding the use of short-time work that the Federal Government adopted as a part of its stimulus packages in 2009. In 2009, among other favorable special regulations, the maximum period of short-time work was temporarily extended from six to 24 months. As of January 1, 2012, the period of entitlement to short-time allowances has been reduced to a maximum of six months. Favorable regulations regarding the reimbursement of employers’ social security contributions remained in effect until the end of March 2012.

The number of persons resident in Germany who were either employed or self-employed in 2011 was approximately 41.0 million, an increase of 1.3% compared to 2010.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Table 10.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201112.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.1.12; Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesagentur für Arbeit, short-time allowance due to the economic situation (http://www.arbeitsagentur.de/nn_439356/EN/Navigation/zentral/Leistungen/Kurzarbeitergeld/Kurzarbeitergeld-Nav.html).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2011	2010	2009	2008	2007
Employed (in thousands) – ILO definition	41,037	40,506	40,311	40,290	39,791
Unemployed (in thousands) – ILO definition(1)	2,505	2,946	3,228	3,136	3,601
Unemployment rate (in %) – ILO definition	5.8	6.8	7.4	7.2	8.3
Unemployed (in thousands) – national definition(2)	2,976	3,238	3,415	3,258	3,760
Unemployment rate (in %) – national definition(3)	7.1	7.7	8.1	7.8	9.0

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and the German reunification in 1990 resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2011, under the national definition, the unemployment rate in the eastern Länder was 11.3% (2010: 12.0%), compared to an unemployment rate of 6.0% (2010: 6.6%) in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Tables 10.2 and 10.3 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201112.pdf).

In 2011, gross wages and salaries per employee in Germany increased by 3.3%. Unit labor costs, which had declined by 1.5% in 2010, posted an increase of 1.2% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4. -2011(March 2012), Tables 2.17 and 2.20.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2011	2010	2009	2008	2007
Gross wages and salaries per employee in EUR	29,359	28,421	27,830	27,928	27,306
Change from previous year in %	3.3	2.1	-0.4	2.3	1.4
Unit labor costs per hour worked
Index (2005=100)	104.6	103.3	104.8	98.9	96.7
Change from previous year in %	1.2	-1.5	6.0	2.3	-1.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Under the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) it is possible to use minimum wage rules at the industry level, but there is no national statutory minimum wage.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010 (http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10 and http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&sid=9bd142e7371d44048521f1d32cee1d31&nr=14436&linked=bes); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507 (http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance providers that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2011, social security revenue, as shown in the national accounts, amounted to EUR 525.9 billion, and expenditure was EUR 510.8 billion. The social security budget thus incurred a surplus of EUR 15.1 billion in 2011, after a surplus of EUR 2.3 billion in 2010.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were reforms of the health insurance, making health insurance compulsory and introducing a “health fund” (Gesundheitsfonds) that collects health care contributions based on uniform rates and distributes them – adjusted for differences in the risk structures of the insuree pool – in equal amounts per capita among statutory health insurance providers, as well as reforms of the statutory pension insurance, which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2011, exports and imports of goods and services amounted to 50.1% and 45.0% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2011, the current account surplus totaled EUR 147.7 billion, compared to EUR 150.7 billion in 2010.

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table XI.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 7.6% of the average indicator value in the period from 1999 to 2011. In 2011, price competitiveness improved slightly by 0.5%, mainly due to the depreciations of the euro relative to the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate is not overly pronounced as other Euro Area Member States account for a major part of German exports (39.7% in 2011).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2011, the euro appreciated by 5% from its 2010 average. In February 2012, however, the euro had depreciated again by 5% from its 2011 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2012, Tables XI.3, XI.11 and XI.13; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series BBEE2.M.DE.AAA.XY16.R.AACPE.M00: Indicator of the German economy’s price competitiveness against 56 trading partners, based on consumer price indices (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBEE2.M.DE.AAA.XY16.R.AACPE.M00&listId=www_s33r_b01113).

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)(1)

	2011	2010	2009	2008	2007
	(EUR in millions)
Current account(2)
Foreign trade(3)	158,087	154,863	138,697	178,297	195,348
Supplementary trade items	-18,852	-11,613	-15,052	-13,628	-9,816
Services(4)	-6,494	-4,258	-8,049	-10,258	-14,852
Factor income	48,415	49,864	58,120	32,379	42,918
Current transfers	-33,501	-38,187	-33,158	-33,157	-32,685

Total current account	147,656	150,668	140,558	153,633	180,914
Capital transfers and purchases/sales of intangible non-produced assets	641	-586	29	-210	104
Capital account
Total net German investment abroad (increase/capital exports – negative figure)	-230,661	-408,695	-21,427	-203,251	-693,802
Total net foreign investment in Germany (increase/capital imports – positive figure)	68,725	261,256	-134,013	29,341	483,652

Total net capital export(5)	-161,937	-147,439	-155,440	-173,910	-210,151
Balance of unclassifiable transactions	13,640	-2,643	14,853	20,487	29,133

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, page 464).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2012, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2011	2010	2009	2008	2007
	(EUR in millions)
Exports of goods (f.o.b.)	1,060,037	951,959	803,312	984,140	965,236
Imports of goods (c.i.f.)	901,950	797,097	664,615	805,842	769,887

Trade surplus	158,087	154,863	138,697	178,297	195,348

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2012, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2011(1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	9.1	0.6
Metal ores	1.0	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.2	4.0
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	1.0
Wearing apparel	3.0	1.3
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.6	1.8
Coke and refined petroleum products	3.3	1.3
Chemicals and chemical products	7.9	9.5
Basic pharmaceutical products and pharmaceutical preparations	4.3	4.8
Rubber and plastic products	2.8	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	6.8	5.7
Fabricated metal products, except machinery and equipment	2.5	3.4
Computer, electronic and optical products	9.9	8.0
Electrical equipment	4.7	6.2
Machinery and equipment not elsewhere classified.	7.8	15.2
Motor vehicles, trailers and semi-trailers	9.0	17.4
Other transport equipment	4.0	3.9
Furniture	1.0	0.8
Energy	0.3	0.3
Other goods	8.7	7.2

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – December 2011 (March 2011), Tables 5.1 and 5.2.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES(1)

	2011	2010	2009
	(EUR in millions)
Exports to:
Total	1,060,037	951,959	803,312
of which:
France	101,555	89,582	81,304
United States	73,694	65,574	54,356
The Netherlands	69,312	62,978	53,195
United Kingdom	65,334	58,666	53,240
China(2)	64,762	53,791	37,273
Italy	62,122	58,589	50,620
Austria	57,868	52,156	46,093
Belgium/Luxembourg	53,260	50,545	46,262
Switzerland	47,708	41,659	35,510
Southeast Asia(3)	41,532	38,183	28,606
Spain	34,868	34,222	31,281
Japan	15,118	13,149	10,875
Imports from:
Total	901,950	797,097	664,615
of which:
The Netherlands	82,163	67,205	55,583
China(2)	79,168	77,270	56,706
France	66,464	60,673	53,338
Italy	48,316	41,977	37,197
United States	48,289	45,241	39,283
United Kingdom	44,898	37,923	32,452
Belgium/Luxembourg	41,282	36,026	30,694
Southeast Asia(3)	38,994	39,562	28,338
Austria	37,700	33,013	27,565
Switzerland	36,863	32,507	28,096
Japan	23,545	22,475	18,946
Spain	22,521	21,955	18,959

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, page 464).
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table XI.3.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “– Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “– Policy Response to the Global Economic and Financial Crisis – Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2011	2010	2009	2008	2007
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	2.5	1.1	0.2	2.8	2.3
Consumer price index (CPI)	2.3	1.1	0.4	2.6	2.3
Index of producer prices of industrial products sold on the domestic market(1)	5.7	1.6	-4.2	5.5	1.3

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2012, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC(1)

	As of December 31
	2011	2010	2009	2008	2007
	(EUR in millions)
Gold	132,874	115,403	83,939	68,194	62,433
Foreign currency balances	29,433	27,957	25,634	27,705	27,694
Reserve position in the IMF and special drawing rights	22,296	18,740	15,969	3,285	2,418

Total	184,603	162,100	125,541	99,185	92,545

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2012, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.3 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Report 2011, p.173 (http://www.ecb.eu/pub/pdf/annrep/ar2011en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2011	2010	2009	2008	2007
	(EUR in billions)
Deutsche Bundesbank
Assets	714.7	524.7	323.3	230.8	179.5
Liabilities	46.6	14.6	9.1	30.2	16.0

Net position	668.1	510.1	314.2	200.6	163.5
of which: within Eurosystem(1)	475.9	337.9	189.9	128.7	84.1
Banks
Loans to foreign banks	1,117.6	1,154.1	1,277.4	1,446.6	1,433.5
Loans to foreign non-banks	744.4	773.8	815.7	908.4	908.3
Loans from foreign banks	655.7	741.7	652.6	703.3	738.9
Loans from foreign non-banks	224.4	226.5	216.3	286.1	303.1

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht Februar 2012, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO(1)

	2011	2010	2009	2008	2007
U.S. dollars per euro	1.3920	1.3257	1.3948	1.4708	1.3705
Pound sterling per euro	0.86788	0.85784	0.89094	0.79628	0.68434
Japanese yen per euro	110.96	116.24	130.34	152.45	161.25
Swiss franc per euro	1.2326	1.3803	1.5100	1.5874	1.6427
Chinese yuan per euro	8.9960	8.9812	9.5277	10.2236	10.4178

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2012, Table XI.11.

Financial System

As of January 31, 2012, 1,899 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,589.2 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 282 commercial banks (with an aggregate balance sheet total of EUR 3,293.6 billion), 426 savings banks (with an aggregate balance sheet total of EUR 1,088.0 billion) and their ten regional institutions (including nine Landesbanken and Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and Landesbanken, with an aggregate balance sheet total of EUR 1,434.1 billion), 17 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute) with an aggregate balance sheet total of EUR 965.5 billion), 1,121 credit cooperatives (with an aggregate balance sheet total of EUR 725.1 billion) and their two central institutions (with an aggregate balance sheet total of EUR 292.2 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 592.6 billion) and 23 building and loan associations (with an aggregate balance sheet total of EUR 198.2 billion). Also included in this classification are the 150 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 1,036.1 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2012, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2012, Statistische Sonderveröffentlichung 1, 638 – 652 (http://www.bundesbank.de/download/statistik/stat_sonder/statso1_14verzeich.pdf).

The KWG regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/DE/Downloads/Presse/Pressenotizen/2002/2002_11_04_zusammenarbeit_bafin.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie – Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_080221_aufsichtsrichtlinie.html).

The new European system of financial supervisors became operational on January 1, 2011. It consists of a European Systemic Risk Board (the “ESRB”), which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

In addition three new supervisory authorities at the micro-financial level have been established:

•	the European Banking Authority, or “EBA”;

•	the European Insurance and Occupational Pensions Authority, or “EIOPA”; and

•	the European Securities and Markets Authority, or “ESMA.”

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. As of the beginning of May 2012, translation of these rules into European and national law is still ongoing.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two liquidation sub-agencies (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Further Stabilization of the Financial Market Act (Finanzmarkstabilisierungsergänzungsgesetz), which was introduced in April 2009. The first liquidation sub-agency, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. As of December 31, 2011, its portfolio had been reduced to EUR 51.0 billion. The second liquidation sub-agency, FMS-WM, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of June 30, 2011, its portfolio was reduced to EUR 160.5 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Erste Abwicklungsanstalt, Geschäftsbericht 2011, page 59 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/EAA_Geschaeftsbericht_2011.pdf); FMS-WM, FMS Wertmanagement verzeichnet Fortschritte beim Abbau des Portfolios, press release dated October 18, 2011 (http://www.fms-wm.de/de/presse/105-fms-wertmanagement-verzeichnet-fortschritte-beim-abbau-des-portfolios); FMS Wertmanagement, FMS Wertmanagement expands Executive Board, press release dated February 27, 2012 (http://www.fms-wm.de/en/press/203-fms-wertmanagement-expands-executive-board).

The Restructuring Act, enacted in December 2010, has established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) are not required to contribute to the fund. The restructuring fund is managed by the Federal Institute for Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfondsverordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, press release dated July 20, 2011 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/2011-07-20-restrukturierungsfonds-verordnung.html).

In March 2012, the second Financial Market Stabilization Act entered into force. Under this act, the Special Financial Market Stabilization Fund (“SoFFin”) has been reactivated for a period ending on December 31, 2012. According to this act, SoFFin is ready to extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In addition, SoFFin is authorized to incur loans in a total amount of up to EUR 80 billion. This act also extends the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the KWG, this act authorizes the BaFin until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable. As of May 1, 2012, the outstanding stabilization measures provided by the SoFFin amounted to EUR 31.0 billion.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); FMSA Bundesanstalt für Finanzmarktstabilisierung (http://www.fmsa.de/de/fmsa/soffin/instrumente/massnahmen-aktuell/; accessed on May 3, 2012).

Policy Responses at the EU Level

In mid-December 2010, the ECB decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The national central banks of the euro area must pay their additional capital contributions in three equal annual installments, starting in December 2010. The overall additional capital contribution of Deutsche Bundesbank will amount to EUR 946.9 million. The share of Deutsche Bundesbank in ECB’s subscribed capital will remain unchanged. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk.

Source: European Central Bank, ECB increases its capital, press release of December 16, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr101216_2.en.html).

The Heads of State or Government of the Euro Area Member States, in light of continued tensions in the financial markets, in October 2011, agreed on a set of measures to restore confidence in the financial markets, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees, and increasing the capital position of banks to 9% of Core Tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel, für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011 (http://www.bundesregierung.de/Webs/Breg/DE/Themen/Euro/GriechenlandHilfe/eu_rat_2/_node.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

In December 2011, EBA published the final results of its bank recapitalization exercise which was part of co-ordinated measures to restore confidence in the banking sector. The formal recommendation adopted by the EBA’s board of supervisors states that national supervisory authorities should require the banks included in the sample to strengthen their capital positions by building up an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as of the end of September 2011. In addition, banks are required to establish an exceptional and temporary buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. Based on figures as of the end of September 2011, the 13 German banks covered by the exercise have an aggregate capital shortfall of EUR 13.1 billion.

Source: European Banking Authority, The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011 (http://stress-test.eba.europa.eu/capitalexercise/Press%20release%20FINALv2.pdf).

In order to address renewed tensions in some financial markets in the euro area, the ECB, in early August 2011, announced enhancements to its liquidity-providing operations for the banking sector and its return to active interventions in the euro area public and private debt securities markets through its Securities Markets Programme. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments.

Sources: European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html).

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately three months covering the end of the year. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2013, with effect from December 5, 2011. As a contingency measure, the central banks have also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2013.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a new covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively. On December 8, 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•

increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

Sources: European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html); European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html).

In the first LTRO, on December 22, 2011, EUR 489.2 billion was settled; and in the second LTRO, EUR 529.5 billion was settled on March 1, 2012.

Sources: ECB, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); ECB, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2011, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,148.2 billion, with tax revenue of EUR 587.8 billion and social contributions of EUR 435.3 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.2.

In 2011, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 188.2 billion and EUR 295.7 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes – for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.16.

Consolidated general government expenditure in 2011, as presented in the national accounts, amounted to a total of EUR 1,173.5 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 423.5 billion), social benefits in kind (EUR 207.4 billion) and employee compensation (EUR 199.8 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 127.7 billion), interest on public debt (EUR 67.7 billion), and gross capital formation (EUR 42.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS(1)

	2011	2010	2009	2008	2007
	(EUR in billions)
Federal Government, Länder
governments and municipalities
Revenue	740.7	689.8	683.5	705.5	684.3
of which: Taxes(2)	587.8	548.9	546.3	572.6	558.4
Expenditure	781.2	798.1	744.4	714.1	689.6

Balance	-40.4	-108.3	-60.9	-8.6	-5.3
Social security funds
Revenue	525.9	515.2	491.4	485.7	476.3
Expenditure	510.8	512.9	506.6	478.5	465.5

Balance	15.1	2.3	-15.2	7.2	10.8
General Government
Revenue	1,148.2	1,079.8	1,066.0	1,088.2	1,062.3
Expenditure	1,173.5	1,185.8	1,142.1	1,089.6	1,056.8

Balance	-25.3	-106.0	-76.1	-1.4	5.5

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS(1)

	2011	2010	2009	2008	2007
	(EUR in billions)
Revenue	348.2	320.9	316.5	319.0	308.0
of which: Taxes (2)	304.6	284.4	280.9	285.8	279.0
Expenditure	374.6	400.9	354.6	334.2	326.9

Balance	-26.3	-80.0	-38.1	-15.2	-18.8

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS(1)

	2011	2010	2009	2008	2007
	(EUR in billions)
General public services	162.0	151.4	147.4	147.3	140.9
Defense	27.1	26.2	25.9	24.6	23.6
Public order and safety	40.8	39.6	38.4	37.5	36.6
Economic affairs	89.6	118.5	92.7	88.2	78.7
Environmental protection	17.1	16.8	19.1	13.8	13.3
Housing and community amenities	15.3	16.4	17.5	18.7	20.3
Health	181.4	178.3	174.4	164.8	158.5
Recreation, culture and religion	22.1	20.8	20.1	19.5	19.0
Education	110.4	106.3	102.7	98.3	95.6
Social protection	507.6	511.4	503.9	476.9	470.2

Total expenditure	1,173.5	1,185.8	1,142.1	1,089.6	1,056.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2011, Germany’s general government deficit amounted to EUR 25.3 billion, or 1.0% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 83.0% in 2010 to 81.2% in 2011, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Staatliche Defizitquote im Jahr 2011 bei 1,0%, press release of February 24, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/02/PD12_064_813pdf.pdf?__blob=publicationFile); The European Union, Treaty on European Union (http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2011: 2,09 Billionen € bzw. 81,2% des BIP, press release of April 17, 2012 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2012/2012_04_17_maastricht_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2011(1)	2010	2009	2008	2007
	(% of GDP)
General government deficit (-) / surplus (+)(2)	-1.0	-4.3	-3.2	-0.1	0.2
General government gross debt	81.2	83.0	74.4	66.7	65.2

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Deutsche Bundesbank, Monatsbericht März 2012, Table IX.1; Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2011: 2,09 Billionen € bzw. 81,2% des BIP, press release of April 17, 2102 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2012/2012_04_17_maastricht_schuldenstand.html).

On December 2, 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013. As of April 2012, in addition to Germany, 22 other Member States are facing an EDP. With a deficit of 1.0% of GDP in 2011, Germany has reached the goal of bringing the deficit below 3% two years earlier than initially recommended by the Ecofin Council. The April 2012 update of the German stability program forecasts a general government deficit of 1% of GDP in 2012 and of 1/2% of GDP in 2013. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met commencing with 2012.

According to the April 2012 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to around 73% by 2016. The debt ratio, however, is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2016, the end of the current forecast horizon. The most important reason for this decrease is expected to be the liquidation of parts of the liquidation sub-agencies’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt ratio. Together, these effects are expected to lead to a decreasing debt ratio from 2012 onwards. In 2012, however, financial assistance provided as part of the support measures in order to combat the European sovereign debt crisis is expected to overcompensate the reducing effects and lead to an increase of the German debt ratio to 82%.

The Federal Republic participates in the stabilization measures for certain Euro Area Member States, bilaterally in the case of the first support package to Greece and through its participation in the EFSF for the second support package to Greece as well as for Ireland and Portugal. In all cases, the deficit ratio is not affected (apart from immaterial interest revenue effects). With respect to the measures extended by the EFSF and according to a Eurostat decision of January 2011, the Federal Republic – like any other Euro Area Member State participating in an EFSF support operation – must record its contribution in the general government gross debt ratio in proportion to the share of the guarantee it has provided. Similarly, the German loan to Greece extended by KfW affects the German debt ratio.

Sources: Council of the European Union, press release of December 2nd, 2009 (http://register.consilium.europa.eu/pdf/en/09/st16/st16838.en09.pdf); European Commission, Economic and Financial Affairs, EU Economic governance, Stability and Growth Pact, Excessive Deficit procedure (http://ec.europa.eu/economy_finance/economic_governance/sgp/deficit/index_en.htm); Eurostat, The statistical recording of operations undertaken by the European Financial Stability Facility, press release of January 27, 2011 (http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-27012011-AP/EN/2-27012011-AP-EN.PDF); Bundesministerium der Finanzen, German Stability Programme 2012 Update (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/german-stability-programme-anlage01.html).

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2016	2015	2014	2013	2012	2011
	(% of GDP)
Revenue	44 1/2	44 1/2	44 1/2	44 1/2	45	44.7
Total taxes	23 1/2	23 1/2	23 1/2	23 1/2	23 1/2	22.9
Social contributions	16 1/2	16 1/2	16 1/2	16 1/2	17	16.9
Property income	1	1	1	1	1	1.0
Other	3 1/2	3 1/2	3 1/2	3 1/2	3 1/2	3.8
Expenditure	44 1/2	44 1/2	44 1/2	45 1/2	46	45.7
Compensation of employees and intermediate consumption	12	12	12 1/2	12 1/2	12 1/2	12.7
Social payments	24 1/2	24 1/2	24 1/2	24 1/2	24 1/2	24.5
Interest expenditure	2 1/2	2 1/2	2 1/2	2 1/2	2 1/2	2.6
Subsidies	1	1	1	1	1	1.0
Gross fixed capital formation	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2	1.6
Other	3	3	3	3	3	3.1

General government deficit (-) / surplus (+)	0	0	-0	- 1/2	-1	-1.0
Federal government	-0	-0	- 1/2	- 1/2	-1	-1.0
Länder governments	-0	-0	- 1/2	- 1/2	- 1/2	-0.6
Municipalities	1/2	1/2	1/2	1/2	0	0.0
Social security funds	0	0	0	0	1/2	0.6
General government gross debt	73	76	78	80	82	81.2

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2012 Update, Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/index.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://bundesrecht.juris.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/index.html).

Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://bundesrecht.juris.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://bundesrecht.juris.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz (http://bundesrecht.juris.de/energiestg/); Bundesministerium der Finanzen, Glossar, Tabaksteuer (http://www.bundesfinanzministerium.de/nn_39850/DE/BMF__Startseite/Service/Glossar/T/001__Tabaksteuer.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://bundesrecht.juris.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://bundesrecht.juris.de/stromstg/__3.html); Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary (http://www.bundesfinanzministerium.de/Web/DE/Service/Glossar/Functions/glossar.html?lv2=206394&lv3=175464).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://bundesrecht.juris.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). The Federal Government seeks to correct the income tax rate to offset this tax burden. In December 2011, the Federal Government adopted a draft act to reduce additional tax burdens deriving from fiscal drag which is scheduled to be implemented in two stages, effective from January 1, 2013 and January 1, 2014 respectively. The objective is to prevent a higher average tax rate being imposed on taxpayers who receive a pay increase that simply keeps pace with inflation. This ensures that the government does not benefit from pay increases that do not improve the economic position of the taxpayer. The Federal Government stated that it plans to assess the effects of fiscal drag in the tax schedule every two years.

Source: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report: Boosting confidence – generating opportunities – continuing to grow with Europe, pp. 35-36 (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES(1)

	2011	2010	2009	2008	2007
	(EUR in billions)
Current taxes	587.8	548.9	546.3	572.6	558.4
Taxes on production and imports	292.1	275.4	272.3	269.8	265.5
of which: Value-added tax	188.2	178.6	176.0	172.5	166.5
Current taxes on income and wealth	295.7	273.5	274.0	302.7	292.9
of which: Wage tax	174.1	162.4	168.1	173.0	162.3
Assessed income tax	31.7	31.6	33.3	32.6	30.6
Non-assessed taxes on earnings	25.1	22.5	24.3	30.9	27.3
Corporate tax	17.2	13.7	8.8	17.8	25.0
Capital taxes	4.3	4.4	4.5	4.8	4.2

Tax revenue of general government	592.1	553.3	550.9	577.3	562.6
Taxes of domestic sectors to EU	6.3	5.7	5.7	8.1	7.8

Taxes	598.4	559.0	556.5	585.5	570.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.16.

Government Participations

The Federal Republic held direct participations in 84 public and private enterprises, and various special funds held participations in 21 (20 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic and special funds held direct participations amounted to EUR 23.9 billion (EUR 18.0 billion for the participations held directly by the Federal Republic plus EUR 5.9 billion for the participations held by special funds) as of December 31, 2010 compared to EUR 25 billion as of December 31, 2009.

Sources: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2011, Chapters A and J paragraphs I and II; Bundesministerium der Finanzen, Beteiligungsbericht 2010, Chapters A and K paragraphs I and II.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2010.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG(1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG(1)	3,072	25.0 + 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2011, Chapters B, E and J paragraph II.

Direct Debt of the Federal Government

As of December 31, 2011, the Federal Government’s direct debt totaled EUR 1,075.7 billion compared to EUR 1,065.3 billion as of December 31, 2010.

Sources: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, page 975-976.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 302.4 billion as of December 31, 2010. Of this amount, EUR 107.5 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act.

Source: Bundesministerium der Finanzen, Finanzbericht 2012, Overview 4, page 348.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2011 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information – III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. Direct Debt of The Federal Government

SUMMARY

	Principal amount outstanding as of December 31, 2011	Principal amount outstanding as of June 30, 2012
	(EUR in millions)	(EUR in millions)
Federal Bonds (Bundesanleihen)	650,736	660,736
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	46,000	50,500
Five-year Federal Notes (Bundesobligationen)	203,000	213,000
Federal Treasury Notes (Bundesschatzanweisungen)	136,000	127,000
Federal Savings Notes (Bundesschatzbriefe)	8,208	7,518
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	57,830	53,144
Federal Treasury Financing Paper (Finanzierungsschätze)	467	364
German Government Day-Bonds (Tagesanleihe des Bundes)	2,154	2,137
Further short-term debt (☐ 1 year)	1,115	1,540
Borrowers’ note loans (Schuldscheindarlehen)	12,061	12,061
Old debt(1)	4,417	4,428
Of which:
Equalization claims	4,137	4,148
Other	40	40
Repurchased debt	46,364	41,307

Total	1,075,664	1,091,161

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976; Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2012, Bundesanzeiger AT of August 14, 2012, page 1.

DEBT TABLES

1. FEDERAL BONDS(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
1.5% USD-Bonds of the Federal Republic of 2009(2)	1.5	2009	2012	2,736
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	12,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	6,000

Total Federal Bonds				650,736

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.
(2)	The principal amount of the USD-Bonds was converted to euro at the exchange rate of the issue day.

2. INFLATION-LINKED SECURITIES(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	5,000

Total Inflation-linked Securities				46,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
4.0% Bonds of 2007-Series 150	4.0	2007	2012	16,000
4.25% Bonds of 2007-Series 151	4.25	2007	2012	16,000
3.5% Bonds of 2008-Series 152	3.5	2008	2013	17,000
4.0% Bonds of 2008-Series 153	4.0	2008	2013	16,000
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000

Total Five-Year Federal Notes				203,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
1.0% Notes of 2010	1.0	2010	2012	19,000
0.5% Notes of 2010	0.5	2010	2012	19,000
0.75% Notes of 2010	0.75	2010	2012	18,000
1.0% Notes of 2010	1.0	2010	2012	17,000
1.5% Notes of 2011	1.5	2011	2013	18,000
1.75% Notes of 2011	1.75	2011	2013	17,000
0.75% Notes of 2011	0.75	2011	2013	17,000
0.25% Notes of 2011	0.25	2011	2013	11,000

Total Federal Treasury Notes				136,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES(1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.25% to 4.75%	2005 to 2011	2012 to 2018	8,208

6. TREASURY DISCOUNT PAPER(2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Treasury Discount Paper	0.0005% to 1.39%	2011	2012	57,830

7. FEDERAL TREASURY FINANCING PAPER(4)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Federal Treasury Financing Paper	0.05% to 1.53%	2010 to 2011	2012 to 2013	467

8. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008/ continuous tap	unlimited	2,154

9. BORROWERS’ NOTE LOANS(5)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	1.89% to 7.75%	1954 to 2011	2012 to 2037	12,061

10. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2011	2012	1,115

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Old debt(1)	0% to 3%	Various	Various	4,417
Other debt(2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976.

II. Guarantees by the Federal Government(1)

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2009	2010
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	107,840	107,497
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	29,691	34,267
Loans in connection with EU agricultural policy measures	7,500	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	129,220	98,026
Contributions to international financing institutions	50,638	53,333
Co-financing of bilateral projects of German financial co-operation	1,294	2,254
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	4,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	331,192	302,385

Guarantee for a loan to Greece according to the German Financial Stability Act	—	22,400

Total guarantees	331,192	324,785

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer.

Sources: Bundesministerium der Finanzen, Finanzbericht 2011, Overview 4, page 337; Finanzbericht 2012, Overview 4, page 349.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the IMF. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 30, 2011, SDR 1 equaled EUR 1.18654.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF DECEMBER 31, 2011

Name of organization	Subscription or commitment by the Federal Republic(1)	Amount paid in
	(U.S. $ in millions)
IMF(2)	22,362.0	22,362.0
International Bank for Reconstruction and Development (IBRD)(3)(4)	8,733.9	542.9
International Development Association (IDA)(3)(4)	22,225.7	22,225.7
International Finance Corporation (IFC)(3)(4)	128.9	128.9
European Investment Bank (EIB)(5)	48,622.2	2,431.1
African Development Bank (AfDB)(3)	4,140.5	303.6
African Development Fund (AfDF)(3)	3,517.5	3,108.1
Asian Development Bank (AsDB)(3)	7,050.0	352.6
Asian Development Fund (AsDF)(3)	1,921.0	1,878.3
Inter-American Development Bank (IDB)(3)	1,913.7	82.3
Inter-American Investment Corporation (IIC)(3)	13.3	13.3
Fund for Special Operations (FSO)(3)	241.3	241.3
International Fund for Agricultural Development (IFAD)(3)	359.7	375.2
Caribbean Development Bank (CDB)(3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF)(3)	82.0	78.8
European Bank for Reconstruction and Development (EBRD)(3)(5)	2,618.9	689.6
Council of Europe Development Bank (CEB)(3)(5)	1,184.9	131.5

(1)	Subscriptions are in part committed in U.S. $, SDR or EUR. SDR or EUR commitments are converted to U.S. $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = U.S. $1.53527.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development. AsDB: On April 29, 2009 the Board of Governors adopted Resolution No. 336 increasing authorized capital stock from U.S. $60.8 billion to U.S. $166.2 billion (each member may subscribe for additional shares pursuant to the Resolution at any time until December 31, 2010). SDF and IFAD: The amounts as of December 31, 2009.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2011 (June 30, 2011); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2011 of EUR 1 per U.S. $1.29390.